Manas Petroleum Corporation
Bahnhofstrasse 9
6341 Baar, Switzerland

July 25, 2008
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:           Manas Petroleum Corporation

Registration Statement on Form SB-2 as amended on Form S-1
Filed June 18, 2008
File No. 333-147567

Dear Ms. Parker:

This is in response to your comment letter of July 18, 2008 to Alexander Becker with respect to the above-referenced filing.  In addition to providing you with this letter, Manas Petroleum Corporation (the “Company”) is simultaneously filing Amendment No. 3 on Form S-1 (the “Amended Registration Statement No. 3”) to the Registration Statement No. 333-147567, originally on Form SB-2, filed on November 21, 2007 (the “Registration Statement”) and as amended on Form S-1 on April 24, 2008 (the “Amended Registration Statement No. 1”) and on Form S-1 on June 18, 2008 (the “Amended Registration Statement No. 2”).

We have set forth below the comments in your letter of July 18, 2008 in italics followed by the Company’s responses to each comment.  To facilitate your review of the Company’s responses and of the Amended Registration Statement, I attach a marked copy of the Amended Registration Statement No. 3 to show changes from the Amended Registration Statement No. 2.

General

1.	We are still considering your response to comment one. We may have further comments regarding this issue.

RESPONSE: The “comment one” that you refer to states:

We note your response to comment six, which requested disclosure regarding how and when the selling stockholders obtained the additional shares being registered in the offering.  You state that the options overlying the common stock were issued in transactions deemed exempt from registration under the Securities Act under Regulation S and/or Section 4(2) of the Securities Act of 1933.  In that regard, you cannot register with this Form S-1 the resale of securities which were initially sold pursuant to Section 4(2) after the date that the registration statement was first filed with the Commission.  Please remove from the registration statement all such securities.

The additional shares discussed above were 1,000,000 shares underlying options granted to our new Chief Executive Officer (Thomas Flottmann) and our new Chief Financial Officer (Rahul Sen Gupta).  Based on conversations that we had with Sean Donahue of the SEC, we have removed those additional 1,000,000 shares from the registration statement which had the follow-on effects of reducing the total number of shares being sold in the registration statement from 23,683,989 to 22,683,989, removing all of the 600,000 shares that were being registered for the selling shareholder Thomas Flottmann and reducing by 400,000 the number of shares being registered for the selling shareholder Rahul Sen Gupta.

Summary Compensation Table

2.
We note that you have a footnote two next to Mr. Becker and a footnote three next to Mr. Vogel.  We further note that footnote two discusses All Other Compensation Column, footnote three discusses Mr. Becker and footnote four discusses Mr. Vogel.  Please revise the table so that the footnotes are appropriately labeled.

RESPONSE: The Company has revised the table so that the footnotes are appropriately labeled.

3.
We note your disclosure that “[A]lthough Mr. Velletta is our General Counsel, the compensation that he received from us in 2007 was for his services as one of our directors.”  Please clarify whether Mr. Velletta received any compensation for the services that he provided as General Counsel.

RESPONSE:  The Company has revised the Amendment Registration Statement No. 3 to reflect that Mr. Velletta did not receive any compensation as the Company’s General Counsel.

By copy of this letter, the Company is forwarding copies of the Amended Registration Statement No. 3 filed on July 25, 2008 marked to show changes from the Amended Registration Statement No. 2 filed on June 18, 2007 to Sean Donahue of your office.  If you have any questions this letter, the Company’s responses to the SEC’s comments or the Company’s recent filings, please contact Tim Dockery at the Company’s outside special legal counsel at (212) 588-0022.

Sincerely,

MANAS PETROLEUM CORPORATION

/s/ Thomas Flottmann _______________ Thomas Flottmann
Chief Executive Officer

cc:             Sean Donahue, Esq.
Sandra Eisen, Esq.
Brad Skinner, Esq.

Registration No.:  333-147567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-1/A

(Amendment No. ~~2~~3 to Form SB-2)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 Manas Petroleum Corporation
(Exact Name of Registrant as Specified in its charter)
Nevada	1311	91-1918324
State or jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Bahnhofstrasse 9 6341Baar, Switzerland Telephone: +41-(44) 718 10 30
(Address, including zip code, and telephone number, including area code, of principal executive offices)
Steven A. Sanders, Esq. 501 Madison Avenue, New York, New York 10022 Telephone: 212-935-0900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy of communications to:
Steven A. Sanders, Esq.
William S. Rosenstadt, Esq.
Sanders Ortoli Vaughn-Flam Rosenstadt LLP
501 Madison Avenue
New York, New York 10022
Telephone:  212-935-0900

Approximate date of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [    ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [    ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer," "accelerated filer,” and "smaller reporting company" in Rule 12b-2 of the Exchange

Large accelerated filer [ ]	Accelerated filer [ x ]
Non-accelerated filer [ ]	Smaller reporting company [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee(~~3~~4)
Common Stock to be offered for resale by selling stockholders upon exercise of warrants and options(1)	~~23,683,989~~22,683,989 (2)	$~~1.525~~0.87	$~~36,6118,083.23~~19,735,070.43	$3,003
Total Registration Fee				$3,003

(1)           An indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.

(2)           Represents the aggregate number of shares of our common stock that may be issued upon the exercise of an aggregate of up to 12,933,989 warrants and ~~10,750,000~~9,750,000 options.

~~(3)           This fee is calculated in accordance with Rule 457(c) of the Securities Act and is estimated for the sole purpose of calculating the registration fee.  We will not be selling any of the 23,683,989 common shares that have been included in this registration for resale by the selling stockholders, nor are we advised of a price at which these selling stockholders will sell their shares.  We have therefore estimated the price per share for 22,683,989 of the shares included in the initial registration statement on Form SB-2 to be resold by the selling stockholders for purposes of calculation of the fee to be $4.225 which is the average of the high and low sales price per share of our common stock as reported by the OTC Bulletin Board on November 16, 2007, and we have estimated the price per share for 1,000,000 of the shares included in this amended registration statement that were not included in the initial registration statement to be resold by the selling stockholders for purposes of calculation of the fee to be $1.525 which is the average of the high and low sales price per share of our common stock as reported by the OTC Bulletin Board on April 2, 2008.~~
(3)           The proposed maximum offering price per share and the proposed maximum aggregate offering price in the table above are estimated, pursuant to Rule 457(c), on a per share price of $0.87 which is the average of the high and low sales prices of our common stock on the OTC Bulletin Board on July 8, 2008.

(4)           The registration fee of $2,943 was paid on November 21, 2007 upon the initial filing of the Registration Statement on Form SB-2, which is amended by this Form S-1/A.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS	Subject to Completion _________________, 2008

Manas Petroleum Corporation

~~23,683,989~~22,683,989 Shares of Common Stock of Manas Petroleum Corporation

_________________________________

This prospectus relates to the resale by certain selling stockholders of Manas Petroleum Corporation of up to ~~23,683,989~~22,683,989 shares of our common stock consisting of:

•	up to ~~10,750,000~~9,750,000 shares of our common stock which may be issued upon the exercise of up to ~~10,750,000~~9,750,000 options to purchase shares of our common stock, and

•	up to 12,933,989 shares of our common stock which may be issued upon the exercise of up to 12,933,989 warrants.

The selling stockholders may offer and sell all or a portion of the shares of common stock being offered in this prospectus on a continuous or delayed basis.  The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus titled “Plan of Distribution”. Our common stock is traded on the OTC Bulletin Board under the symbol “MNAP.OB”. On ~~May 27,~~July 8, 2008, the closing price of the common stock was $~~1.08~~0.87 per share.

We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders.  We will pay all of the costs of registering these shares for resale.

Our business is subject to many risks and an investment in our common stock will involve a high degree of risk.  You should invest in our common stock only if you can afford to lose your entire investment.  You should carefully consider the various risk factors described beginning on page 5 of this prospectus before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offence.

The information in this prospectus is not complete and may be changed.  This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Please read this prospectus carefully.  You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with different information.

The date of this prospectus is ____________, 2008.

The following table of contents has been designed to help you find important information contained in this prospectus.  We encourage you to read the entire prospectus.

TABLE OF CONTENTS
Page Number
PROSPECTUS SUMMARY	~~3~~5
RISK FACTORS	~~4~~6
FORWARD-LOOKING STATEMENTS	~~8~~10
SECURITIES AND EXCHANGE COMMISSION’S PUBLIC REFERENCE	~~8~~10
THE OFFERING	~~8~~10
USE OF PROCEEDS	~~9~~11
DETERMINATION OF OFFERING PRICE	~~9~~11
SELLING STOCKHOLDERS	~~9~~11
PLAN OF DISTRIBUTION	~~10~~13
LEGAL PROCEEDINGS	~~11~~14
LEGAL MATTERS	~~11~~14
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	~~11~~14
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	~~13~~16
DESCRIPTION OF SECURITIES	~~14~~17
INTEREST OF NAMED EXPERTS AND COUNSEL	~~14~~17
EXPERTS	~~14~~17
DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	~~14~~18
DESCRIPTION OF BUSINESS	~~15~~19
DESCRIPTION OF PROPERTY	~~20~~25
MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	~~21~~26
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	~~29~~35
MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	~~30~~36
DIVIDEND POLICY	~~30~~36
EXECUTIVE COMPENSATION	~~30~~37
WHERE YOU CAN FIND MORE INFORMATION	~~35~~43
GLOSSARY	~~36~~44
FINANCIAL STATEMENTS	~~37~~45
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	~~38~~46

SUMMARY

As used in this prospectus, the terms “we”, “us”, and “our” mean Manas Petroleum Corporation and our subsidiaries, unless otherwise indicated.

Our Business

We are in the business of exploring for oil and gas, primarily in Central Asia and the Balkans. In particular, we focus on the exploration of large under-thrust light oil prospects in areas where, though there has often been shallow production, their deeper potential has yet to be evaluated.  Upon discovery of sufficient reserves of oil or gas, we intend to exploit such reserves.

We either carry out operations directly or through our participation in a venture with a larger and more established oil and gas company to whom we have farmed out the project.  We currently have or are involved in projects in the Kyrgyzstan, Albania ~~and~~, Tajikistan and Chile and are looking to undertake projects in other areas as well.

Number of Shares Being Offered

This prospectus relates to the resale by certain selling stockholders of Manas Petroleum Corporation of up to ~~23,683,989~~22,683,989 shares of our common stock consisting of:

•	up to ~~10,750,000~~9,750,000 shares of our common stock which may be issued upon the exercise of up to ~~10,750,000~~9,750,000 options to purchase shares of our common stock, and

•	up to 12,933,989 shares of our common stock which may be issued upon the exercise of up to 12,933,989 warrants.

Number of Shares Outstanding

There were 113,526,381 shares of our common stock issued and outstanding as at ~~May 27,~~July 7, 2008.

Estimated Use of Proceeds

We will not receive any of the proceeds from the sale of the shares of common stock being offered for sale by the selling stockholders.  We could receive proceeds of up to $~~82,230,350,~~80,130,350, however, if all of the ~~10,750,000~~9,750,000 options and 12,933,989 warrants are exercised.  If any or all of the options and warrants are exercised, we will use the proceeds to finance our working capital needs.

Summary of Financial Data

On April 10, 2007, we acquired DWM Petroleum AG (“DWM”) and assumed its business.  Just prior to the acquisition, we had no business and were a non-operating shell company.  As a result, DWM is treated as the continuing accounting acquirer for accounting and reporting purposes, and our historical financial data prior to the acquisition has been replaced with DWM’s historical financial data prior to the acquisition.  On June 24, 2007, we changed our fiscal year end from March 31 to December 31 to match DWM’s historical fiscal year end.

The summarized consolidated financial data presented below is derived from and should be read in conjunction with:

•	our unaudited condensed consolidated financial statements for the three-month periods ended March 31, 2008 and 2007 and the period from May 25, 2004 (date of inception) to March 31, 2008,

•	our audited consolidated financial statements for the years ended December 31, 2007 and December 31, 2006, and

•	the notes to those financial statements which are included elsewhere in this prospectus along with the section entitled “Management’s Discussion and Analysis or Plan of Operation”.

	For the three-month period ended March 31, 2008	For the three-month period ended March 31, 2007	For the year ended December 31, 2007		For the year ended December 31, 2006	For the year ended December 31, 2005	For the period from May 25, 2004 (Inception) to March 31, 2008
Revenues	$0	$0		$625,261	$0	$0	$740,409
Net income/(loss)	$(6,163,605)	$(443,760)	$	(~~12,824,670~~12,825,496)	$1,516,004	$(1,993,932)	$(20,072,414)
Basic income/(loss) per share	$(0.05)	$(0.00)		$(0.12)	$0.02	$(0.02)	$(0.19)

	As at March 31, 2008	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Working Capital	$5,749,386	$7,400,541	$688,193	$1,510,421
Total Assets	$7,308,465	$9,208,698	$1,381,083	$1,782,165
Total Shareholders’ Equity (Deficit)	$6,190,466	$7,814,870	$520,575	$(2,373,328)
Accumulated Deficit	$(20,068,062)	$(13,904,456)	$(1,078,960)	$(2,594,964)

5   ~~3~~

RISK FACTORS

GENERAL STATEMENT ABOUT RISKS

An investment in our common stock involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before purchasing shares of our common stock.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  You could lose all or part of your investment due to any of these risks.

RISKS RELATED TO OUR COMPANY

A significant portion of our operations are through our 25% interest in a venture that we do not control, and as a result, we may not be able to materially affect the success of that venture’s operations.

We are participating in an oil and gas exploration project in Kyrgyzstan through our 25% interest in South Petroleum JSC. Santos Limited, an Australian public company that is one of Australia’s largest onshore gas producers, holds 70% of South Petroleum through a wholly-owned subsidiary and Kyrgyzneftegas JSC, an operating entity belonging to the Kyrgyz government, holds the remaining 5%.  Under a Farm-In Agreement that we entered into with Santos, Santos will carry out certain exploration and development work in connection with this project.  While we will be consulted about the project and given reports on its status, most final decisions can be made solely by Santos.  Additionally, if Santos completes various acts listed in the Farm-In Agreement, we will be responsible for 30% of any expenditure in excess of $43.5 million that is related to the drilling of exploration and appraisal wells on the licensed land.  As a result, the success of our business as well as our potential costs of business partially depend on factors that neither we nor our management control.  We cannot assure you that Santos or its subsidiaries, affiliates, agents or management will make decisions concerning this project that are reasonable, profitable or in our best interest.

Our independent auditors have referred to circumstances which might result in substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

Although we had a net income of $1,516,004 for the year ended December 31, 2006, we incurred a net loss of $12,825,496 for the year ended December 31, 2007 and a net loss of $~~6,162,668~~6,163,605 for the three-month period ended March 31, 2008.  At March 31, 2008, we had an accumulated deficit of $20,068,062.

These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph to our independent auditors’ report on our consolidated financial statements for the year ended December 31, 2007, which is included with this prospectus.  Although our consolidated financial statements refer to circumstances which might raise substantial doubt about our ability to continue as a going concern, they do not reflect any adjustments that might result if we are unable to continue our business.

We have had negative cash flows from operations, and our current resources are sufficient to fund our operations for up to ~~four~~three months.  Our business operations may fail if our actual cash requirements exceed our estimates and we are not able to obtain further financing.

We currently spend approximately $600,000 per month on our operations. Unless we raise additional funds, we will be unable to fund our operations with our current resources for the next ~~four~~three months.

Our company has had negative cash flows from operations.  Since inception, we have not earned any revenues from operations, and due to the length of time between the discovery of oil and gas reserves and their exploitation and development, we do not anticipate earning revenues from operation in the near future. To date, we have incurred significant expenses.  As at March 31, 2008, we had cash on hand of $6,556,581, of which a minimum of $5,857,440 will be utilized to finance the first phase of our work program in Albania. We cannot assure you that our actual cash requirements will not exceed our estimates, and in any case we will require additional financing to bring our interests into commercial operation, finance working capital, meet our contractual minimum expenditures and pay for operating expenses and capital requirements until we achieve a positive cash flow.  Additional capital also may be required in the event we incur any significant unanticipated expenses.

We have historically depended upon capital infusion from the issuance of equity securities to provide the cash needed to fund our operations, but we cannot assure you that we will be able to continue to do so.  Our ability to continue in business depends upon our continued ability to obtain significant financing from external sources and the success of our exploration efforts and any production efforts resulting therefrom.

In light of our operating history, we may not be able to obtain additional equity or debt financing on acceptable terms if and when we need it.  Even if financing is available, it may not be available on terms that are favorable to us or in sufficient amounts to satisfy our requirements.

If we require, but are unable to obtain, additional financing in the future, we may be unable to implement our business plan and our growth strategies, respond to changing business or economic conditions, withstand adverse operating results, and compete effectively.  More importantly, if we are unable to raise further financing when required, our continued operations may have to be scaled down or even ceased and our ability to generate revenues would be negatively affected.

Our lack of diversification increases the risk of an investment in us, and our financial condition and results of operations may deteriorate if we fail to diversify.

Our business focus is on the oil and gas industry in a limited number of properties, primarily in the Kyrgyzstan, Albania ~~and~~, Tajikistan and Chile. However, we lack diversification, in terms of both the nature and geographic scope of our business. As a result, we will likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified. If we cannot diversify our operations, our financial condition and results of operations could deteriorate.

We may not effectively manage the growth necessary to execute our business plan.

Our business plan anticipates a significant increase in the number of our strategic partners, equipment suppliers, manufacturers, dealers, distributors and customers. This growth will place significant strain on our current personnel, systems and resources. We expect that we will be required to hire qualified employees to help us manage our growth effectively. We believe that we will also be required to improve our management, technical, information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems to support our desired growth. If we fail to manage our anticipated growth effectively, our business could be adversely affected.

Substantially all of our assets and all of our Directors and officers are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against us or any of our Directors or officers.

Substantially all of our assets are located outside the United States. In addition, a majority of our Directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against us or our officers or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them.

Our Articles of Incorporation exculpate our officers and Directors from any liability to our company or our shareholders.

Our Articles of Incorporation contain a provision limiting the liability of our officers and Directors for their acts or failures to act, except for acts involving intentional misconduct, fraud or a knowing violation of law. This limitation on liability may reduce the likelihood of derivative litigation against our officers and Directors and may discourage or deter our shareholders from suing our officers and Directors based upon breaches of their duties to our company.

A decline in the price of our common stock could affect our ability to raise further capital and our ability to continue our normal operations.

Our operations have been financed in large part through the sale of equity securities, and we believe that they will continue to be so financed for some time. A prolonged decline in the price of our common stock could make it difficult for us to raise capital through the sale of our equity securities. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and could have a significant negative effect on our business plans and operations, including our ability to develop new products and continue our current operations.

The loss of certain key management employees could have a material adverse effect on our business.

The nature of our business, our ability to continue our development of new and innovative products and to develop a competitive edge in our marketplace depends, in large part, on our ability to attract and maintain qualified key personnel. Competition for such personnel is intense, and we cannot assure you that we will be able to attract and retain them. Our development now and in the future will depend on the efforts of key management figures, such as Alexander Becker, our Director of New Ventures, Peter-Mark Vogel, our Director Finance, Heinz Scholz, the Chairman of our Board of Directors, Thomas Flottmann, our CEO, Rahul Sen Gupta, our CFO, Erik Herlyn, our COO, and Yaroslav Bandurak, our CTO. The loss of any of these key people could have a material adverse effect on our business. We do not currently maintain key-man life insurance on any of our key employees.

RISKS ASSOCIATED WITH OUR BUSINESS

Neither we nor our venture have discovered any oil and gas reserves, and we cannot assure you that that we or our venture ever will.

We are in the business of exploring for oil and natural gas and the development and exploitation of any significant reserves that are found. Oil and gas exploration involves a high degree of risk that the exploration will not yield positive results. These risks are more acute in the early stages of exploration. Neither we nor our venture have discovered any reserves, and we cannot guarantee you either of us ever will. Even if either of us succeed in discovering oil or gas reserves, these reserves may not be in commercially viable quantities or locations. Until we or our venture discover such reserves, we will not be able to generate any revenues from their exploitation and development.  If we are unable to generate revenues from the development and exploitation of oil and gas reserves, we will be forced to change our business or cease operations.

The nature of oils and gas exploration makes the estimates of costs uncertain, and our operations may be adversely affected if we underestimate such costs.

It is difficult to project the costs of implementing an exploratory drilling program. Complicating factors include the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions, such as over-pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof. If we underestimate the costs of such programs, we may be required to seek additional funding, shift resources from other operations or abandon such programs.

Even if we or our venture discover and then develop oil and gas reserves, we or our venture may have difficulty distributing our production.

If we or our venture are able to produce oil and gas, we will have to make arrangements for storage and distribution of that oil and gas. We or our venture would have to rely on local infrastructure and the availability of transportation for storage and shipment of oil and gas products, but any readily available infrastructure and storage and transportation facilities may be insufficient or not available at commercially acceptable terms. This could be particularly problematic to the extent that operations are conducted in remote areas that are difficult to access, such as areas that are distant from shipping or pipeline facilities. Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we or our venture will operate, or labor disputes may impair the distribution of oil and gas. These factors may affect the ability to explore and develop properties and to store and transport oil and gas and may increase our or our venture’s expenses to a degree that has a material adverse effect on operations.

Prices and markets for oil are unpredictable and tend to fluctuate significantly, which could reduce profitability, growth and the value of our business if we or our venture ever begin exploitation of reserves.

Our revenues and earnings, if any, will be highly sensitive to the prices of oil and gas. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. These factors include, without limitation, weather conditions, the condition of the global economies, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere, war, or the threat of war, in oil producing regions, the foreign supply of oil, the price of foreign imports and the availability of alternate fuel sources. Significant changes in long-term price outlooks for crude oil could by the time that we or our venture start exploiting oil and gas reserves, if we or our venture ever discover and exploit such reserves, could have a material adverse effect on revenues as well as the value of licenses or other assets.

Our business will suffer if we cannot obtain or maintain necessary licenses.

Our operations require licenses, permits and in some cases renewals of licenses and permits from various governmental authorities. Among other factors, our and our venture’s ability to obtain, sustain or renew such licenses and permits on acceptable terms is subject to change in regulations and policies and to the discretion of the applicable governments. Our or our venture’s inability to obtain, maintain or acquire extensions for these licenses or permits could hamper our ability to produce revenues from operations.

Other oil and gas companies may seek to acquire property leases and licenses that we and our venture will need to operate our business. This competition has become increasingly intense as the price of oil on the commodities markets has risen in recent years. This competition may prevent us from obtaining licenses we and our venture deem necessary for our businesses, or it may substantially increase the cost of obtaining these licenses.

Amendments to current laws and regulations governing our proposed operations could have a material adverse impact on our proposed business.

We are subject to substantial regulation relating to the exploration for, and the development, upgrading, marketing, pricing, taxation, and transportation of, oil and gas. Amendments to current laws and regulations governing operations and activities of oil and gas exploration and extraction operations could have a material adverse impact on our proposed business. In addition, we cannot assure you that income tax laws, royalty regulations and government incentive programs related to the oil and gas industry generally or to us specifically will not be changed in a manner which may adversely affect us and cause delays, inability to complete or abandonment of projects.

Penalties we may incur could impair our business.

Failure to comply with government regulations could subject us or our venture to civil and criminal penalties, could require us or our venture to forfeit property rights or licenses, and may affect the value of our assets. We or our venture may also be required to take corrective actions, such as installing additional equipment, which could require substantial capital expenditures. We or our venture could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our or our venture’s obligation to provide such indemnification to our employees.

Our inability to obtain necessary facilities could hamper our operations.

Oil and gas exploration and development activities depend on the availability of equipment, transportation, power and technical support in the particular areas where these activities will be conducted, and our or our venture’s access to these facilities may be limited. To the extent that we conduct our activities in remote areas or in under-developed markets, needed facilities may not be proximate to our operations or readily available, which will increase our expenses. Demand for such limited equipment and other facilities or access restrictions may affect the availability of such equipment to us and may delay exploration and development activities. The quality and reliability of necessary facilities may also be unpredictable and we may be required to make efforts to standardize our facilities, which may entail unanticipated costs and delays. Shortages or the unavailability of necessary equipment or other facilities will impair our activities, either by delaying our or our venture’s activities, increasing our costs or otherwise.

Emerging markets are subject to greater risks than more developed markets, including significant legal, economic and political risks.

In recent years Kyrgyzstan, Albania and Tajikistan have undergone substantial political, economic and social change. As in any emerging market, Kyrgyzstan, Albania and Tajikistan do not possess as sophisticated and efficient business, regulatory, power and transportation infrastructures as generally exist in more developed market economies. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. We cannot predict what economic, political, legal or other changes may occur in these or other emerging markets, but such changes could adversely affect our or our venture’s ability to carry out exploration and development projects.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire additional licenses, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements depends on developing and maintaining close working relationships with industry participants and government officials and on our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to undertake in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

Environmental risks may adversely affect our business.

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. The application of environmental laws to our or our venture’s business may cause either of us to curtail our production or increase the costs of any production, development or exploration activities.

Losses and liabilities arising from uninsured or under-insured hazards could have a material adverse effect on our business.

If we or our venture develop and exploit oil and gas reserves, those operations will be subject to the customary hazards of recovering, transporting and processing hydrocarbons, such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills. An accident or error arising from these hazards might result in the loss of equipment or life, as well as injury, property damage or other liability. We have not made a determination as to the amount and type of insurance that we will carry. We cannot assure you that we will obtain insurance on reasonable terms or that any insurance we may obtain will be sufficient to cover any such accident or error. Our operations could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our business, financial condition and results of operations.

RISKS ASSOCIATED WITH OUR COMMON STOCK

Sales of a substantial number of shares of our common stock into the public market by the selling stockholders may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize the current trading price of our common stock.

Our common stock is not presently traded on any securities exchange, although our common shares are quoted on the OTC Bulletin Board.  Quotations of our common stock on the OTC Bulletin Board have been sporadic, and trading volume has been low.  The sale of a substantial number of shares of our common stock in any public market could cause a reduction in the market price of our common stock.  We had 113,526,381 shares of our common stock issued and outstanding as of ~~March 31,~~July 7, 2008.  When this registration statement is declared effective and if all of the options and warrants covered by this registration statement vest and are exercised, the selling stockholders may be reselling up to ~~23,683,989~~22,683,989 shares of our common stock and, as a result of this registration statement, a substantial number of our shares of our common stock may be available for immediate resale, which could have an adverse effect on the price of our common stock.

Any significant downward pressure on the price of our common stock as the selling stockholders sell the shares of our common stock could encourage short sales by the selling stockholders or others.  Any such short sales could place further downward pressure on the price of our common stock.

There is no active trading market for our common stock, and if a market for our common stock does not develop, our investors will be unable to sell their shares.

There has been a limited trading market for our common stock on the OTC Bulletin Board, and the bid and ask prices for our common stock have fluctuated widely. As a result, a stockholder may find it difficult to dispose of, or to obtain accurate quotations of the price of, our common stock. This severely limits the liquidity of our common stock and has a material adverse effect on the market price for our common stock and on our ability to raise additional capital. An active public market for shares of our common stock may not develop, or if one should develop, it may not be sustained, and as a result, investors may not be able to resell the shares of our common stock that they have purchased and may lose all of their investment.

The price of our common stock may become volatile, which could lead to losses by investors and costly securities litigation.

The trading price of our common stock is likely to be highly volatile and could fluctuate in response to factors such as:

•	actual or anticipated variations in our operating results,
•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,
•	adoption of new accounting standards affecting our industry,
•	additions or departures of key personnel,
•	sales of our common stock or other securities in the open market,
•	conditions or trends in our industry, and
•	other events or factors, many of which are beyond our control.

The stock market has experienced significant price and volume fluctuations, and the market prices of stock in developmental stage companies have been highly volatile. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been initiated against the company. Litigation initiated against us, whether or not successful, could result in substantial costs and diversion of our management’s attention and resources, which could harm our business and financial condition.

The exercise of all or any number of outstanding warrants or stock options, the issuance of any annual bonus shares, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute your shares of our common stock.

If the holders of all of the warrants and options included in this prospectus exercise all of their warrants and options, then we would be required to issue an additional ~~23,683,989~~22,683,989 shares of our common stock, which would represent approximately ~~20.9~~20.0% of our issued and outstanding shares on ~~May 27,~~July 7, 2008. The exercise of any or all outstanding warrants or options that are exercisable below market price will result in dilution to the interests of other holders of our common stock as the holders may sell some or all of the shares underlying the warrants and options into the public market.

We may in the future grant to some or all of our Directors, officers, insiders, and key employees options to purchase our common shares, bonus shares and other stock based awards as non-cash incentives to those persons. We may grant these options and other stock based awards at exercise prices equal to or less than market prices, and we may grant them when the market for our securities is depressed. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

Any additional issuance of shares or decision to enter into joint ventures with other parties to raise financing or acquire other businesses through the sale of equity securities, may dilute our investors’ interests in our company, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. Such issuance may cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the price of our shares or a change in the control of our company.

Trading of our stock may be restricted by the SEC’s penny stock regulations which may limit a stockholder’s ability to buy and sell our stock.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”.  The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the NASD believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers.  The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our Directors own approximately 57% of our common stock.

Based on the 113,526,381 shares of common stock that were issued and outstanding as of ~~May 27,~~July 7, 2008, our Directors owned approximately 57% of our outstanding common stock and had the right to exercise options and warrants up to acquire up to ~~3.7~~4.5% of our common stock within the next 60 days. As a result, our directors as a group may have a significant effect in delaying, deferring or preventing any potential change in control of our company, be able to strongly influence the actions of our Board of Directors even if they were to cease being our directors and control the outcome of actions brought to our stockholders for approval. Such a high level of ownership may adversely affect the voting and other rights of other stockholders.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of their investment in our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and the Registration Statement in which it is included contain forward-looking statements.  Forward-looking statements are statements which relate to future events or our future performance, including our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks enumerated in this section entitled “Risk Factors”, that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While we make these forward-looking statements, and any assumptions upon which they are based, in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this prospectus and the Registration Statement in which it is included.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms “we”, “us”, and “our” mean Manas Petroleum Corporation and our subsidiaries, unless otherwise indicated.

SECURITIES AND EXCHANGE COMMISSION’S PUBLIC REFERENCE

You may read and copy any materials filed by us with the Securities and Exchange Commission at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1.800.SEC.0330.  The SEC maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, and you may obtain copies of our electronic filings with the SEC on their website.

THE OFFERING

This prospectus relates to the resale by certain selling stockholders of Manas Petroleum Corporation of up to ~~23,683,989~~22,683,989 shares of our common stock consisting of:

•	up to 7,850,000 shares of our common stock which may be issued upon the exercise of up to 7,850,000 options to purchase shares of our common stock at a price of $4.00 per share,

•	up to 1,500,000 shares of our common stock which may be issued upon the exercise of up to 1,500,000 options to purchase shares of our common stock at a price of $4.90 per share,

•	up to 400,000 shares of our common stock which may be issued upon the exercise of up to 400,000 options to purchase shares of our common stock at a price of $5.50 per share,

•	~~up to 1,000,000 shares of our common stock which may be issued upon the exercise of up to 1,000,000 options to purchase shares of our common stock at a price of $2.10 per share, •~~	up to 825,227 shares of our common stock which may be issued upon the exercise of up to 825,227 warrants to purchase shares of our common stock at a price of $5.50 per share,

•	up to 6,905,043 shares of our common stock which may be issued upon the exercise of up to 6,905,043 warrants to purchase shares of our common stock at a price of $2.00 per share,

•	up to 5,170,430 shares of our common stock which may be issued upon the exercise of up to 5,165,076 warrants to purchase shares of our common stock at a price of $4.00 per share and

•	up to 33,289 shares of our common stock which may be issued upon the exercise of up to 33,289 warrants to purchase shares of our common stock at a price of $4.50.

The selling stockholders may offer and sell their shares of common stock on a continuous or delayed basis.  The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, on the OTC Bulletin Board, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus titled “Plan of Distribution~~.~~”. Our common stock is traded on the OTC Bulletin Board under the symbol “MNAP.OB~~.~~”. On ~~May 27,~~July 8, 2008, the closing price of the common stock was $~~1.08~~0.87 per share.

We have been advised by the selling shareholders that they may offer to sell all or a portion of the shares of common stock being offered in this prospectus from time to time.  We will not receive any proceeds from the resale of shares of our common stock by the selling shareholders, although we would receive proceeds if any of the warrants or options is exercised.  We will pay all of the costs of registering the shares being offered for resale under this prospectus.

USE OF PROCEEDS

The shares of common stock offered hereby are being registered for the account of the selling stockholders named in this prospectus.  As a result, all proceeds from the sales of the common stock will go to the respective selling stockholders, and we will not receive any proceeds from the resale of the common stock by the selling stockholders. We could receive proceeds of up to $~~82,230,350,~~80,130,350, however, if all of the warrants and options are exercised.  If any or all of the warrants and options are exercised, we will use the proceeds to fund our working capital.

DETERMINATION OF OFFERING PRICE

We have been advised by the selling shareholders that they may offer to sell all or a portion of the shares of common stock being offered in this prospectus from time to time.  As a result, the prices at which the selling shareholders may sell the shares of common stock covered by this prospectus will be determined by the prevailing public market price for shares of common stock or by negotiations in private transactions.

SELLING STOCKHOLDERS

The selling stockholders may offer and sell, from time to time, any or all of the 12,933,989 shares of common stock that may be issued to them upon exercise of the warrants and up to an additional ~~10,750,000~~9,750,000 shares of common stock that may be issued to them upon exercise of the options. The following table sets forth certain information regarding each selling stockholder’s beneficial ownership of shares of our common stock of as of ~~May 27,~~July 7, 2008 and the maximum number of shares of common stock covered by this prospectus that may be offered by each selling stockholder. Because the selling stockholders may sell all or only a portion of the ~~23,683,989~~22,683,989 shares of common stock being registered hereby, we cannot estimate the number of these shares of common stock that will be held by the selling stockholders upon termination of the offering. The information in the following table assumes that the selling stockholders will sell all of their shares in the offering.

We issued all of these shares of common stock and granted all of the warrants and options that may be exercised in exchange for these shares of common stock in private placement transactions that were exempt from the registration requirements imposed by the Securities Act of 1933 pursuant to the exemptions provided by Section 4(2) thereof, Regulation S promulgated thereunder and/or Regulation D promulgated thereunder.

Other than the relationships described below, none of the selling stockholders has, nor have they within the past three years had, any material relationship with us.

Name of Selling Stockholder and Position, Office or Material Relationship with Manas	Common Shares owned by the Selling Stockholder (2)	Number of Shares Issuable Upon Exercise of all of the Options and Warrants	Total Shares Registered(3)	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding(1)
				# of Shares	% of Class

Adelaar, Jay	~~10,000~~0	10,000	10,000	~~10,000~~0	*
Aisslinger, Markus	22,222	22,222	22,222	22,222	*
Alvaro, Michael Jose	30,000	15,015	15,015	30,000	*
Arnemann, Max	0	9,272	9,272	0	*
Art Trade Finance Ltd.	0	8,902	8,902	0	*
Asset Protection Fund Ltd.	~~550,000~~0	550,000	550,000	~~550,000~~0	*
Aton Ventures Fund Ltd.	250,000	250,000	250,000	250,000	*
Aurora Fund Ltd.	200,000	200,000	200,000	200,000	*
Ballestraz, Eric	42,745	17,222	17,222	42,745	*
Banca Del Gottardo	160,000	160,000	160,000	160,000	*
Bandurak, Yarolslav (4)	1,600,000	1,500,000	1,500,000	1,600,000	1.2%
Bank Sal. Oppenheim jr. & Cie. (Schweiz) AB	400,000	400,000	400,000	400,000	*
Banque de Luxembourg	75,000	75,000	75,000	75,000	*
Barrington-Foote, Joan Anne	20,000	10,000	10,000	20,000	*
Becker, Alexander (5)	17,929,943	1,750,000	1,750,000	17,929,943	~~13.1~~13.2%
Beer, Georg	24,420	12,210	12,210	24,420	*
Ben-Natan, Avraham	98,000	50,000	50,000	98,000	*
Bendl, Josef Martin	6,000	6,000	6,000	6,000	*
Berbig, Roger Dr.	155,400	77,700	77,700	155,400	*
Bianchi, Gabriel U.	0	25,000	25,000	0	*
Bittermann, Harald	15,000	15,000	15,000	15,000	*
Blatti, Frank	148,296	74,148	74,148	148,296	*
Both, Philip	20,000	20,000	20,000	20,000	*
Brox, Andreas	33,312	22,212	22,212	33,312	*
The Calneva Financial Group, Ltd.	~~100,000~~0	100,000	100,000	~~100,000~~0	*
Chan, Danny	0	50,000	50,000	0	*
Clarion Finanz AG	300,000	300,000	300,000	300,000	*
Clearwaters Management	100,000	100,000	100,000	100,000	*
Coglon, Richard	~~127,000~~12,000	115,000	115,000	~~127,000~~12,000	*
Cooper, Michael	0	25,000	25,000	0	*
CR Innovations AG	0	140,000	140,000	0	*
Credit Market Investments SARL	0	2,226	2,226	0	*
Curtis Family Trust	0	100,000	100,000	0	*
Dorval-Dronyk, JoAnne	0	30,000	30,000	0	*
Ebner, Christa-Gerda	11,049	4,500	4,500	11,049	*
Edwards, Christa	40,000	40,000	40,000	40,000	*
Elmira United Corporation	50,000	50,000	50,000	50,000	*
Engmann, Michael	39,750	25,875	25,875	39,750	*
Engmann, Tobias & Frau Marion	13,986	6,993	6,993	13,986	*
Epsilon Partners Ltd.	0	50,000	50,000	0	*
Ergas, Morris	30,000	30,000	30,000	30,000	*
Estate of James Grant Morrison	25,000	25,000	25,000	25,000	*
Eternal Viceroy	0	95,000	95,000	0
Farlinger, Craig	0	20,000	20,000	0	*
Feibicke, Rene	~~52,365~~13,098	26,169	26,169	~~52,365~~13,098	*
Fennewald, Gary	22,200	11,100	11,100	22,200	*
Fischer, Christine and Helmut	23,875	10,000	10,000	23,875	*
Fleischmann, Elke	16,662	11,112	11,112	16,662	*
Flocken, Nicolas	6,000	6,000	6,000	6,000	*
~~Flottmann Thomas (6)~~	~~0~~	~~600,000~~	~~600,000~~	~~0~~	~~*~~
Form, Duri	20,000	20,000	20,000	20,000	*
Frick, Peter	74,148	37,074	37,074	74,148	*
Froehi, Luzia Maria	20,000	20,000	20,000	20,000	*
Gabi, Hans	67,609	10,000	10,000	67,609	*
Gabi, Martin	4,444	4,444	4,444	4,444	*
GAIA Resources Fund	0	150,000	150,000	0	*
Galaxy Dragon	0	110,000	110,000	0	*
Gerner, Peter	74,148	37,074	37,074	74,148	*
Global Project Finance AG	0	500,000	500,000	0	*
G.M. Capital Partners, Ltd.	2,000	347,016	347,016	2,000	*
Gringots Ventures	50,000	50,000	50,000	50,000	*
Hammerl, Armin	11,100	5,550	5,550	11,100	*
Haywood Securities Inc.	0	1,086,597	1,086,597	0	*
HBP-Investment Ltd.	111,111	111,111	111,111	111,111	*
Heaney, Brian	0	50,000	50,000	0	*
Heechtl, Thomas	11,112	11,112	11,112	11,112	*
Herlyn, Erik (~~7~~6)	0	400,000	400,000	0	*
Hessler, Georg	~~58,608~~14,652	29,304	29,304	~~58,608~~14,652	*
Hoffmann, Reinhard & Sonja	20,000	8,900	8,900	20,000	*
Hsu, Chih-Cheng	0	100,000	100,000	0	*
Hunziker, Peter	74,148	37,074	37,074	74,148	*
Iban Immobilieh AG 8036 Zurich	100,000	100,000	100,000	100,000	*
Inwentash, Sheldon	0	200,000	200,000	0	*
Johnson, Ben A. Jr.	0	200,000	200,000	0	*
Johnson, Bati	14,159	6,500	6,500	14,159	*
Johnson, Michael	25,000	25,000	25,000	25,000	*
JTE Finanz AG	0	68,000	68,000	0	*
JTE Finance Ltd.	140,000	340,000	340,000	140,000	*
Kagerer, Maria	6,000	6,000	6,000	6,000	*
Kathofer, Manuel	70,596	35,298	35,298	70,596	*
Katz, Christian Andre	80,000	80,000	80,000	80,000	*
Kerasiotis, Christopher J.	0	25,000	25,000	0	*
King, Paul John	0	50,000	50,000	0	*
Kirchmair, Doris	22,200	11,100	11,100	22,200	*
Koberl, Maximilian	22,200	11,100	11,100	22,200	*
Kozak, Fredrick	15,000	15,000	15,000	15,000	*
Krauss, Ingo	5,556	5,556	5,556	5,556	*
Krieger, Claus-Peter	39,294	19,647	19,647	39,294	*
Kuenzle, Christina	7,497	7,497	7,497	7,497	*
Lesing Nominees Limited	94,563	94,563	94,563	94,563	*
Leutscher, Inge	0	20,000	20,000	0	*
Liechtensteinische Landesbank AG	~~50,000~~0	50,000	50,000	~~50,000~~0	*
Longshore, Bridgitte	0	25,000	25,000	0	*
Luetkes, Ute	6,000	6,000	6,000	6,000	*
Luetscher, Peter	0	10,000	10,000	0	*
Lyall, David	100,000	100,000	100,000	100,000	*
Maedel, Barry (~~8~~7)	100,000	100,000	100,000	100,000	*
Maedel, Neil (~~9~~8)	800,000	1,500,000	1,500,000	800,000	*
Mancala Mercantile Ltd.	150,000	150,000	150,000	150,000	*
Martin, John	0	26,500	26,500	0	*
Mazzoni, Paolo	~~125,874~~31,468	62,937	62,937	~~125,874~~31,468	*
McCarroll, Jason	0	50,000	50,000	0	*
McGinnis, Anne M.	0	30,000	30,000	0	*
McGinnis, Mark	0	100,000	100,000	0	*
McKnight, Michael	0	100,000	100,000	0	*
Meier, Andre	88,800	44,400	44,400	88,800	*
Meier, Roland	11,111	11,111	11,111	11,111	*
Milinkovic, Branko	37,957	13,000	13,000	37,957	*
Moder, Brigitte	20,000	20,000	20,000	20,000	*
Moore, Court	0	10,000	10,000	0	*
Morrison, Dorothy M.	25,000	25,000	25,000	25,000	*
Moser, Urs	0	25,000	25,000	0	*
Muller, Hans Ullrich	693,805	287,268	287,268	693,805	*
Muller, Klaus	27,750	13,875	13,875	27,750	*
Nadathur Fareast Pte Ltd.	55,556	55,556	55,556	55,556	*
Naef, Beat	11,111	11,111	11,111	11,111	*
OLS Ventures LLC	10,000	10,000	10,000	10,000	*
Peck, Keith	100,000	100,000	100,000	100,000	*
Petermeier, Gerhard	55,500	27,750	27,750	55,500	*
Petschke, Fabian Till	23,986	16,993	16,993	23,986	*
Pfeffer, Elisabeth	11,100	5,550	5,550	11,100	*
Power One Capital Corp.	0	100,000	100,000	0	*
Priesmeyer, Gerd & Gabriele	65,500	37,750	37,750	65,500	*
Ramoser, Helmut	29,082	14,541	14,541	29,082	*
Rechsteiner, Margrit	10,000	10,000	10,000	10,000	*
Rechsteiner, Max	~~10,000~~0	10,000	10,000	~~10,000~~0	*
Redrock Strategies Ltd.	~~25,000~~0	25,000	25,000	~~25,000~~0	*
Reitbacher, Martha	5,550	2,775	2,775	5,550	*
Rietiker, Stephan	11,111	11,111	11,111	11,111	*
Rippon, Donald	0	50,000	50,000	0	*
Rohner, Kurt	20,000	20,000	20,000	20,000	*
Ross, Peter	0	25,000	25,000	0	*
Roxbury Capital Group Ltd.	~~50,000~~0	50,000	50,000	~~50,000~~0	*
Rybinsk, John	0	150,000	150,000	0	*
Sailer, Hermann F.	222,000	111,000	111,000	222,000	*
Salomon, Michael	50,000	50,000	50,000	50,000	*
Sanders, Steven A.	~~40,000~~0	40,000	40,000	~~40,000~~0	*
Sausilito Ltd.	50,000	50,000	50,000	50,000	*
Schaeppi, Renato	~~75,000~~0	75,000	75,000	~~75,000~~0	*
Schellenberg, Johann R.	2,000	2,000	2,000	2,000	*
Schiller, Werner	7,550	2,000	2,000	7,550	*
Schmidli, Rene	33,300	11,100	11,100	33,300	*
Schmitt, Ludwig	13,986	6,993	6,993	13,986	*
Schoenberger, Stephan	50,000	50,000	50,000	50,000	*
Schneeweis, Urs	5,556	5,556	5,556	5,556	*
Scholz, Heinz (~~10~~9)	22,736,616	1,750,000	1,750,000	22,736,616	~~16.6~~16.7%
Schrutt, Leo Thoma	22,222	22,222	22,222	22,222	*
Schuster, Florian	16,650	8,325	8,325	16,650	*
Schuster, Karl Jun.	20,868	10,434	10,434	20,868	*
Schwaninger, Sonja	118,687	39,100	39,100	118,687	*
Schwaninger, Thomas	574,638	261,063	261,063	574,638	*
Schwarz, Adalbert	64,300	8,800	8,800	64,300	*
Schwarz, Thi Song Oanh	27,000	4,800	4,800	27,000	*
Sen Gupta, Rahul (~~11~~10)	229,992	~~520,663~~120,663	~~520,663~~120,663	229,992	*
Shalimar Business S.A.	25,000	25,000	25,000	25,000	*
Sheikh, Asad	0	30,000	30,000	0	*
Sheikh, Mazhar-Ul-Haq	0	50,000	50,000	0	*
Sidar, Ludwig	22,654	11,332	11,332	22,654	*
Siebenfoercher, Markus	18,648	9,324	9,324	18,648	*
Simmer, Ruediger	25,086	12,543	12,543	25,086	*
Standard Securities Capital Corporation	0	20,000	20,000	0	*
Steinhuebel, Joachim	133,200	66,600	66,600	133,200	*
Steinmann, Conrad	20,000	20,000	20,000	20,000	*
Stronach, Frank	0	25,000	25,000	0	*
Sufran Investments Ltd.	~~50,000~~0	50,000	50,000	~~50,000~~0	*
Sundar, Jason	50,000	50,000	50,000	50,000	*
Superstep Healthcare Inc.	20,000	20,000	20,000	20,000	*
Tang, Hao (Lawrence)	0	50,000	50,000	0	*
TCA Trading & Consulting AG	22,222	22,222	22,222	22,222	*
Tognetti, John	0	1,775,000	1,775,000	0	*
Townshend, Carolyn	50,000	50,000	50,000	50,000	*
Velletta , Michael (~~12~~11)	2,000,000	1,100,000	1,100,000	2,000,000	1.5%
Vogel, Peter-Mark (~~13~~12)	17,748,599	1,750,000	1,750,000	17,748,599	~~12.9~~13.0%
Weisberg, Paul	~~25,000~~0	25,000	25,000	~~25,000~~0	*
Weiss, Conrad A.	0	26,500	26,500	0	*
Walker, Terry	0	80,080	80,080	0	*
Wiedenkeller, Meret	7,497	7,497	7,497	7,497	*
Wiget, Francois	70,000	70,000	70,000	70,000	*
Winsome Capital Inc.	50,000	50,000	50,000	50,000	*
Wolfl, Sabine	6,550	1,000	1,000	6,550	*
Yardley, Abagail	0	13,000	13,000	0	*
Ye, Yingchun	0	25,000	25,000	0	*
Zauner, Thomas	16,100	5,000	5,000	16,100	*
Zemplenyi, Arpad	33,312	22,212	22,212	33,312	*

Total	~~71,472,744~~70,195,115	~~23,683,989~~22,683,989	~~23,683,989~~22,683,989	~~71,472,744~~70,195,115	~~52.1~~51.5%

*holds less than 1%

(1)
Based on ~~137,210,370~~136,210,370 shares of common stock, which includes 113,526,381 shares of common stock issued and outstanding on ~~May 27,~~July 7, 2008 and all ~~23,683,989~~22,683,989 shares of common stock being offered in this prospectus that may be issued upon the exercise of the warrants and options.  In determining this amount, we assumed that all ~~23,683,989~~22,683,989 shares included in this prospectus will be sold.  If this assumption is incorrect, the number of shares and percentages included in this column will differ from what we have provided.

(2)
The number of shares of common stock listed as beneficially owned by such selling stockholder represents the number of shares of common stock currently owned and potentially issuable to such selling stockholder, excluding those shares issuable upon exercise of the warrants and options. For these purposes, any contractual or other restriction on the number of securities the selling stockholder may own at any point have been disregarded.

(3)	Represents the total common stock and shares issuable upon exercise of the warrants and options for such stockholder.

(4)	Mr. Bandurak is our Chief Technology Officer

(5)	Dr. Alexander Becker is one of our Directors.

(6)	~~Dr. Thomas Flottmann is our Chief Executive Officer. (7)~~	Erik Herlyn is our Chief Operating Officer.

(~~8~~7)	Barry Maedel is the brother of Neil Maedel, one of our Directors.

(~~9~~8)	Neil Maedel is one of our Directors.

(~~10~~9)	Mr. Scholz is the Chairman of our Board of Directors.

(~~11~~10)	Mr. Rahul Sen Gupta is our Chief Financial Officer.

 ~~(12)~~          (11)  Michael Velletta is one of our Directors and our General Counsel.

~~(13)~~(12)	Peter-Mark Vogel is one of our Directors.

We may require the selling stockholders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents to make statements in those documents not misleading.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock may be quoted, in privately negotiated transactions or otherwise.  Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices.  The shares of common stock offered for resale by this prospectus, including the shares of common stock that may be issued upon exercise of the warrants and options, may be sold by the selling stockholders by one or more of the following methods, without limitation:

•
block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus,

•	an exchange distribution in accordance with the rules of the exchange,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•	privately negotiated transactions, and

•	a combination of any of the aforementioned methods of sale.

The shares may also be sold in compliance with the Securities and Exchange Commission’s Rule 144.

In the event of the transfer by any selling stockholder of his or her shares to any pledgee, donee or other transferee, we will either: (i) amend this prospectus and the registration statement of which this prospectus forms a part by the filing of a post-effective amendment to have the pledgee, donee or other transferee in place of the selling stockholder who has transferred his or her shares; or (ii) if appropriate, file a Rule 424 prospectus supplement disclosing the pledgee, donee or other transferee in place of the selling stockholder who has transferred his or her shares.

In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.  Brokers or dealers may receive commissions or discounts from the selling stockholders or, if any of the broker-dealers act as an agent for the purchaser of such shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved.  Broker-dealers may agree with the selling stockholders to sell a specified number of the shares of common stock at a stipulated price per share.  Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders if such broker-dealer is unable to sell the shares on behalf of the selling stockholders.  Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above.  Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions.  In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares, commissions as described above.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with these sales.  In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

From time to time, the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers.  Upon a default by a selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling stockholders intend to comply with the prospectus delivery requirements, under the Securities Act, by delivering a prospectus to each purchaser in the transaction.  We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any selling stockholder defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post effective amendment to this registration statement will be filed, disclosing the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out in this prospectus and other facts material to the transaction.

We and the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as the selling stockholders are distribution participants and we, under certain circumstances, may be a distribution participant, under Regulation M.  All of the foregoing may affect the marketability of the common stock.

All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the selling stockholders, the purchasers participating in such transaction, or both.

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Island Stock Transfer.  Their address is 100 First Avenue South, Suite 287, St. Petersburg, Florida 33701.

We may require the selling stockholders to suspend the sales of the securities offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents to make statements in those documents not misleading.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings contemplated by any governmental authority or any other party involving us or our properties. None of our directors, officers or affiliates is a party adverse to us in any legal proceeding or has an adverse interest to us in any legal proceedings. We are not aware of any other legal proceedings pending or that have been threatened against us or our properties.

LEGAL MATTERS

The validity of the shares of common stock offered by the selling stockholders was passed upon by the law firm of Sanders Ortoli Vaughn-Flam & Rosenstadt LLP.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our Directors and Executive Officers

All Directors of our company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified.  Our Board of Directors appoints our officers, and they hold office until their death, resignation or removal from office. Our Directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Heinz J. Scholz	Chairman of the Board	65	April 10, 2007
Thomas Flottmann (1)	Chief Executive Officer	50	February 8, 2008
Rahul Sen Gupta (2)	Chief Financial Officer	37	February 8, 2008
Alexander Becker (3)	Director, Chief Executive Officer, Director, New Ventures	48	April 10, 2007
Peter-Mark Vogel (4)	Director, Chief Financial Officer, Director, Finance	43	April 10, 2007
Michael Velletta	Director, General Counsel	51	April 10, 2007
Neil Maedel	Director Director, Business Development	49	June 1, 2007
Yaroslav Bandurak	Chief Technology Officer	36	April 10, 2007
Erik Herlyn	Chief Operating Officer	39	June 25, 2007

(1)	Mr. Flottmann became our Chief Executive Officer on February 8, 2008.

(2)	Mr. Sen Gupta became our Chief Financial Officer on February 8, 2008.

(3)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(4)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.

Business Experience

Heinz Jurgen Scholz, Chairman. Mr. Scholz earned his Engineering degree in 1975 and MSc equivalent in Physics in 1979 at University (Bremen) Engineer for Electro Technology, University for Technology (Bremen). From 1979 to 1996, he was the CEO and Chairman of the Board of HS Ingenieur Planung GmbH whose main focus was the planning and development of factories in the former Soviet Union. HS Ingenieur Planung GmbH also developed various projects on behalf of major international companies in the Middle East. Under his direction, HS Ingenieur Planung GmbH supplied a telecommunications network and production-facilities in the Soviet Union. HS Ingenieur Planung GmbH also negotiated the sale of the Russian army’s East German telecommunication network to Deutsche Telekom, Germany. In the Soviet Union, HS Ingenieur Planung GmbH also built a housing development project for the Russian army near Moscow. Since 1994, he has held the position of CEO and Chairman of the Board of Varuna AG. Varuna’s objective is the investment and exploration of natural resources in the CIS States and Brazil. Since May 2004, he has acted as our Chairman of the Board, and from May 2004 to February 2008, he acted as our CEO.

Thomas Flottmann, Chief Executive Officer.  Mr. Flottmann completed his Ph.D. in conjunction with West Germany's continental deep drilling program. He held several post-doctoral positions in Australia focusing on the analysis of fold-thrust belts and their hydrocarbon and mineral prospectivity. Mr. Flottmann was the principal structural advisor to CRA Limited (now RioTinto PLC) from 1994 to 1997 working on oil and gas as well as mineral exploration. Most recently Mr. Flottmann was a senior staff geoscientist and specialist advisor across all business units to Santos Limited from January 1997 to January 2008. He has worked in oil and gas exploration and development in Australia, Egypt, Central Asia, Indonesia, East Timor, Papua New Guinea, Gulf of Mexico and in Iran where he led a team evaluating the remaining prospectivity in parts of the prolific Dezful Embayment.  Mr. Flottmann has been our CEO since February 2008.

Rahul Sen Gupta, Chief Financial Officer.  Mr. Sen Gupta completed his Masters of Economics majoring in finance and political economics in 1997 at the University of Zurich, Switzerland after studying Computer Engineering at the Swiss Federal Institute of Technology (ETH), Switzerland. Mr. Sen Gupta is also a Charted Financial Analyst (CFA). Most recently Mr. Sen Gupta ~~was a Managing Director~~worked at Bank Sal Oppenheim where he was a Managing Director in charge of the Swiss Equity Research Team from July 2005 to January ~~2008 and was~~2008, the deputy head of ~~Bank Sal. Oppenheim's~~the global equity research team from July 2007 to January ~~2008. He was also~~2008, a member of the Global Equity Management Committee of Sal. Oppenheim Group from January 2007 to January ~~2008.~~2008 and an Analyst from November 2004 to July 2005. Mr. Sen Gupta has a strong background in finance and investment banking which he gained through working at various investment houses such as Credit Agricole Indosuez Cheuvreux from February 2003 to October 2004 and Bank Julius Bär & Co. from September 2000 to January 2003. Before joining the equity side, Mr. Sen Gupta was working in the derivatives field, responsible for constructing, pricing and partly hedging/trading options.  Mr. Sen Gupta has been our CFO since February 2008.

Alexander Becker, Director, New Ventures. Dr. Becker received his PhD from Frunze, USSR Academy of Science in 1987 and his MSc from Tomsk University, USSR, in 1982 specializing in structural geology and tectonophysics focus petroleum exploration tectonics, stratigraphy and regional geology of Central Asia. Dr. Becker served as our Chief Executive Officer from April 2007 to February 2008.  From April 2006 to April 2007, Dr. Becker worked for Talas Gold where he primarily focused on a geological consultancy service for us.  He is the former President of Textonic Consulting from 1998 to 2006 and Cadima Pacific Petroleum from 2000 to April 2006. Dr. Becker was Vice President of Exploration of Apex Asia from 1995 to 1997 and a former researcher at the Ramon Science Center, Ben-Gurion University of the Negev (Israel) from 1990 to 1997. From 1982 to 1990, Dr. Becker was the chief geologist of a mapping division of North-Kyrgyz Geological Expedition, Ministry of Geology, USSR. He has published papers in the Journal of Structural Geology, Tectonophysics, Geology, Bulletin of American Geological Society, International Geology Review, and Journal of Hydrology. He was awarded the Peres Greder Prize from the Israel Geological Society in 1995. In 1988 and 1989, Dr. Becker won the award of Best Mapping Geologist of Kyrgyzstan.

Peter-Mark Vogel, Director, Finance. Mr. Vogel received his degree in Business Administration and Economics from the University of Zurich, Switzerland in 1992. He received his MBA from the University of Chicago, Graduate School of Business in 2003. Mr. Vogel served as our Chief Financial Officer from April 2007 to February ~~2008.~~2008, and prior to then worked as a consultant to us from July 2005 to April 2007.  Mr. Vogel was employed as a CFA, senior financial analyst at Bank Sal. Oppenheim, Zürich, Switzerland from 2000 to July 2005. He was Vice President of the HSBC Research Department in Guyerzeller, Zurich, Switzerland from 1999 to 2000. From 1998 to 1999, he was Vice President of the Research Department Orbitex Finance. He was a Portfolio Manager and Assistant to the Bank’s Executive Committee for SocieteGenerale from 1995 to 1998. He was Assistant Vice President of SocieteGenerale, Zurich, Switzerland from 1995 to 1998. From 1993 to 1995, he was the Finance and Regulatory Associate and Regulatory Analyst at Merrill Lynch Capital Markets. He has been a member of the Swiss Society of Investment Professionals (SSIP) since 1999 and a member of the CFA Institute, formerly Association of Investment Management and Research (AIMR), since 1999.

Michael Velletta, Director, General Counsel. Mr. Velletta received his LLB degree in Law from the University of Victoria in 1989. In 1990, he was called to the Bar of British Columbia, Canada and presented to the Supreme Court of British Columbia as a Barrister and Solicitor. In addition to engaging in the private practice of law with the law firm of Velletta & Company, Barristers, Solicitors & Notaries, Mr. Velletta serves as a Governor of the Trial Lawyers Association of British Columbia, is a member of the Canadian Bar Association and the International Institute of Business Advisors. Mr. Velletta serves on the Board of Directors of several corporations and is a Governor of the University Canada West Foundation. Since 1990, Mr. Velletta has been a member of Velletta & Company, a law office of barristers, solicitors and notaries in Victoria, British Columbia.  Mr. Velletta’s law practice focuses on corporate and commercial law and commercial litigation.  Mr. Velletta has been our General Counsel and one of our Directors since April 2007.

Neil Maedel, Director~~.  From~~, Business Development.  Mr. Maedel has been in charge of our Business Development since June 2007.  Prior to that, Mr. Maedel had worked as a consultant on various projects from October 2004, the longest of which was from October 2004 to December ~~2006, Mr. Maedel was~~2006 as a consultant to Eden Energy Corp, a reporting issuer trading on the OTC Bulletin Board.  As a consultant for Eden Energy Corp., ~~where~~ he assisted in the structuring and completion of various equity and debt financings and building the company’s shareholder base. From October 2003 to August 2004, Mr. Maedel was employed as a research consultant by GM Capital Partners, Ltd. where he evaluated international financial markets and specific companies in the resource sector. From December 2001 to September 2003, he was employed by American Trade and Finance, as Director of Research where he evaluated the broad markets and companies in the resource sector.

Yaroslav Mihailovich Bandurak, Chief Technology Officer. Mr. Bandurak ~~received his college degree from Lvov State University in Lvov, Ukraine, where he subsequently served as a member of the Geology Faculty from 1989 to 1995.~~was appointed our Chief Technology Officer in April of 2007.  From April 2004 to April 2007, Mr. Bandurak worked for Talas Gold, where he primarily focused on a geological consultancy service for us.  He was the Chief Geologist of Textonic from 2003 to April 2004 and Chief Geologist of Cadima Petroleum from May 2001 to 2003.  He was a Geologist for Action Hydrocarbons from 2000 to 2001 and the Chief Geologist for South Kyrgyz Geological Expedition from 1995 to 2000.  He received his college degree from Lvov State University in Lvov, Ukraine, where he subsequently served as a member of the Geology Faculty from 1989 to 1995.

Erik Edzard Herlyn, Chief Operating Officer. Mr. Herlyn earned his Bachelor of Science at Trinity University Dublin in 1994 and his University degree in Production Engineering at the University of Bremen in 1996. From 1996 to 1999, he worked for Varuna AG in Baar, Switzerland. Varuna’s objective was the investment and exploration of natural resources in the CIS States and Brazil. From 1999 to 2001, Mr. Herlyn worked as a consultant in the petroleum processing industry. Mr. Herlyn provided support for major oil companies in the Americas and Arabic countries in strategic, technical and financial projects. From August 2000 to July 2006, Mr. Herlyn worked for BearingPoint Management Consulting, formerly KPMG Consulting. Part of his responsibility was the realization of major projects in the finance and petroleum industry. Erik Herlyn was Head of BearingPoint’s insurance department in Switzerland. From August 2006 to July 2007, Mr. Herlyn worked for Capgemini Consulting in Switzerland. Mr. Herlyn was Head of the insurance department in Switzerland.

Family Relationships

There are no family relationships between any Director, executive officer or significant employee.

Committees of the Board

Our Board of Directors has the authority to appoint committees to perform certain management and administration functions. Currently, we do not have an independent audit committee, stock option committee, compensation committee or nominating committee and do not have an audit committee financial expert. Our Board of Directors currently intends to appoint various committees in the near future.

Involvement in Certain Legal Proceedings

Our Directors, executive officers and control persons have not been involved in any of the following events during the past five years:

•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences),

•
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

•
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Audit Committee

As our company is relatively small and a developmental company, we have neither an audit committee of the Board of Directors nor an “audit committee financial expert”, as such term is defined under the Securities Exchange Act. We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding our internal controls and procedures, including those pertaining to financial reporting.  In addition, we believe that retaining an independent Director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in light of our current size.

Code of Ethics

On May 1, 2007, our Board of Directors adopted a code of business conduct and ethics policy, the “Code of Ethics”. The adoption of the Code of Ethics allows us to focus our Board of Directors and each Director and officer on areas of ethical risk, provide guidance to Directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

The following table sets forth, as of ~~April 1,~~July 7, 2008, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current Directors, our chief executive officer and our four most highly compensated executive officers (other than our chief executive officer) as at December 31, ~~2006.~~2007.  Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated.  Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner(s)	Shares of Common Stock ~~BeneficiallyOwned~~Beneficially Owned (1)	Percentage(2)

Heinz J. Scholz Chairman of the Board Seegartenstrasse 45 8810 Horgen, Switzerland	~~23,465,783~~23,611,614	20.8%	~~%~~
Thomas Flottmann (3) Chief Executive Officer Bahnhofstrasse 9 6341Baar, Switzerland	~~100,000~~150,000	*
Rahul Sen Gupta (4) Chief Financial Officer Alte Wollerauerstrasse 36 8832 Wollerau, Switzerland	~~296,659~~329,992	~~0.3~~*	~~%~~
Alexander Becker (5) Chief Executive Officer, Director, Director, New Ventures 1051 Brickley Close Sidney B.C., Canada	~~18,659,110~~18,804,943	16.4%	~~%~~
Peter-Mark Vogel (6) Chief Financial Officer, Director, Director, Finance Roosweidstrasse 3 8810 Wollerau, Switzerland	~~18,477,766~~18,623,599	16.3%	~~%~~
Michael Velletta (7) Director, General Counsel 4th Floor, 931 Fort Street Victoria B.C. V8V 3K3 Canada	~~2,458,333~~2,550,000	2.2%	~~%~~
Yaroslav Bandurak Chief Technology Officer Moskovskaya Street, H 86/Ap. 38 920020 Bishkek, Kyrgyzstan	~~2,225,000~~2,350,000	2.0%	~~%~~
Neil Maedel Director Director, Business Development Jasmine House / Port New Providence Nassau, Bahamas	~~1,425,000~~1,550,000	1.2%	~~%~~
Erik Herlyn Chief Operating Officer Am Rain 11 5210 Windisch, Switzerland	166,667	*
All executive officers and directors as a group	~~67,274,318~~68,136,815	~~57.1~~59.0%	~~%~~

(1) Includes shares underlying options that have vested and not been exercised and shares underlying options that will vest within the next 60 days.  Does not include options granted that will not vest within sixty days.
(2) These percentage calculations are based on 113,526,381 shares outstanding as of ~~May 27,~~July 7, 2008 plus shares underlying options that have vested and not been exercised and shares underlying options that will vest within the next 60 days relating to a particular director or officer and, where applicable, the directors and executive officers as a group.
(3)  Mr. Flottmann became our Chief Executive Officer on February 8, 2008.
(4)  Mr. Sen Gupta became our Chief Financial Officer on February 8, 2008.
(5)  On February 8, 2008, Mr. Scholz resigned as our Chief Executive Officer and was appointed to the position of Director, New Ventures.
(6)  On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the position of Director, Finance.
(7) Includes shares held by Velletta Resources & Technology Corp. of which Mr. Valletta has dispositive and voting control.

* less than 1%

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 300,000,000 shares of common stock, par value $0.001 per share and no shares of preferred stock. The authorized shares of our common stock are available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareholders is not required, our Board of Directors may determine not to seek stockholder approval.

As of ~~May 27,~~July 7, 2008, there were 113,526,381 shares issued and outstanding held by approximately ~~270~~247 holders of record. All such shares are validly issued, fully paid and non-assessable.

Voting Rights

Each share of common stock entitles the holder thereof to one non-cumulative vote, either in person or by proxy, at meetings of shareholders. Because holders of common stock do not have cumulative voting rights and a majority of votes shall authorize any corporate action except the election of directors who may be elected by a plurality vote, holders of more than fifty percent, and in some cases less than 50%, of the issued and outstanding shares of common stock can elect all of our directors.

Dividend Policy

All shares of common stock are entitled to participate in dividends when and as declared by our Board of Directors out of the funds legally available therefore. Any such dividends may be paid in cash, property or additional shares of common stock.  We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on the shares of common stock will be declared in the foreseeable future. Payment of future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, future earnings, our operating and financial condition, our capital requirements, general business conditions, and other pertinent facts including the size of our liabilities, assets and expected debts after the payment of a dividend. Therefore, we cannot assure you that any dividends on the common stock will be paid in the future.

Miscellaneous Rights and Provisions

Shareholders of our common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our liquidation or dissolution, whether voluntary or involuntary, each share of common stock is entitled to share ratably in any assets available for distribution to holders of our equity after satisfaction of all liabilities, subject to the rights of holders of preferred stock, if any such preferred shareholders should exist at the time of such liquidation or dissolution.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries.  Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, Director, officer or employee.

EXPERTS

The consolidated financial statements of Manas Petroleum Corporation as of December 31, 2007 and 2006, and for each of the two years in the period ended December 31, 2007 and for the period from May 25, 2004 (date of inception) to December 31, 2007 included in this prospectus have been audited by Deloitte AG, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement of which this prospectus forms a part (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the preparation of the consolidated financial statements assuming that Manas Petroleum Corporation will continue as a going concern), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

DISCLOSURE OF SEC POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Nevada corporation law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Nevada corporation law also provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Our Bylaws require us to indemnify any present and former Directors, officers, employees, agents, partners, trustees and each person who serves in any such capacities at our request against all costs, expenses, judgments, penalties, fines, liabilities and all amounts paid in settlement reasonably incurred by such persons in connection with any threatened, pending or completed action, action, suit or proceeding brought against such person by reason of the fact that such person was a Director, officer, employee, agent, partner or trustees of our company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of our company under Nevada law or otherwise, our company has been advised that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

General Overview

We are a development stage company whose growth strategy is focused on petroleum exploration and development primarily in selected Central Asian countries of the former Soviet Union and in the Balkan region. We intend to acquire or explore oil and gas resources either through our own operations or through participation in focused partnerships and joint ventures.

We have no operating income and, as a result, depend upon continued funding from other sources to continue operations and to implement our growth strategy.

Corporate History

We were incorporated in the State of Nevada on July 9, 1998 under the name “Express Systems Corporation”. At that time, we intended to pursue a business of “hot-swap” technology.  However, we never pursued this business plan as we determined significant capital was required and the market had become saturated with product.  In January 2001, we made a down payment of $60,000 on software and a license to use the software to enter into the area of internet gaming. We tried to raise additional money to pursue our business plan, but the vendor of the license and software went out of business before we could implement the business plan.

In October 2002, we entered into the business of generating and selling e-mail leads. We did this by entering into an oral agreement with Blackstone Holdings to jointly develop Masterlist, Inc., a business that Blackstone Holdings had created. To further such development, we loaned $25,000 to Blackstone for the purpose of having a Masterlist employee trained in the business. Subsequent to the loan, Blackstone determined that it could no longer operate its business and agreed to transfer control shares of Masterlist to us in consideration of the forgiveness of the $25,000 debt. On November 27, 2002, we purchased from Blackstone Holdings all of the outstanding shares of Masterlist, Inc. At this time, our business became the business of Masterlist, Inc. which was advertising on the internet and selling opt-in lead generation lists.

In December 2006, we enacted a 2:1 forward split whereby each of our shareholders received one share of common stock for each share of common stock that such shareholder had held.

On April 10, 2007, we changed our business to its current operations pursuant to a share exchange agreement, dated November 23, 2006, by and among us and DWM Petroleum AG (“DWM”) and the shareholders of DWM.  Under the share exchange agreement, DWM shareholders received 80,000,000 shares of our common stock, equal to 79.9% of our outstanding common stock at the time, in exchange for 100% of the shares of DWM. The share exchange agreement also required us to issue an aggregate of 500,000 shares of our common stock over time to the former DWM shareholders for every 50 million barrels of P50 oil reserves net to us from exploration in Kyrgyzstan and Albanian up to a maximum of 2.5 billion barrels of P50 oil reserves. At our option, this obligation may be extended to additional properties that are acquired through the actions of the former DWM shareholders.

As a pre-condition to this share exchange, the DWM shareholders entered into lock up agreements pursuant to which they restricted their ability to dispose of the shares they received in the exchange.  Each DWM shareholder who was an affiliate of DWM entered into a lock up agreement with us pursuant to which that shareholder agreed to restrict sales of our common stock held by such affiliate until April 10, 2010, provided that from December 10, 2008 the affiliate may sell up to 3% of our shares held by it in any three month period.  Each DWM shareholder who was not an affiliate of DWM entered into a lock up agreement with us pursuant to which that shareholder agreed to restrict sales of our common stock held by that shareholder until October 10, 2008, provided that beginning on April 10, 2008 that shareholder may sell up to 50% of our shares held by him in any three month period subject to Rule 144 under the Securities Act or other such exemption from registration as may be the case.

As another pre-condition of this share exchange, we changed our articles of incorporation on April 2, 2007 to increase our authorized capital from 25,000,000 to 300,000,000 and to change our name to “Manas Petroleum Corporation”. Additionally on April 10, 2007, our Directors, Messrs. Randle Barrington-Foote, Rick Brown and Steven A. Sanders, all resigned and were replaced by Messrs. Heinz Scholz, Alexander Becker, Peter-Mark Vogel and Michael Velletta. Existing officers of DWM were appointed Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Secretary and Chief Technology Officer.

On April 10, 2007 and as a condition to the share exchange with the DWM shareholders, we completed a private placement of 10,330,152 Units. Each “Unit” consisted of one share of Company common stock, 50% warrant coverage in Series A warrants which are exercisable for one share of common stock at $2 per share for two years, and 50% warrant coverage for Series B warrants which are exercisable for one share of common stock at $4 per share for three years. Commissions paid in connection with this offering totaled $607,114 and 1,734,613 warrants exercisable at $2.00 until April 10, 2010.

Immediately prior to the effective time of the share exchange, we had 20,110,400 outstanding shares of common stock. In the share exchange, all the shares of DWM common stock were exchanged for 80,000,000 shares of our common stock. As a result of the 80,000,000 shares of common stock issued to the former DWM shareholders pursuant to the share exchange and the sale of 10,330,152 Units and commissions and finders fees related thereto, there were 111,240,552 shares of common stock outstanding upon completion of the share exchange and the private placement, of which our former shareholders held approximately 18.1%, the former DWM shareholders held approximately 71.9% and the investors acquiring shares through the private placement held approximately 9.3%.

Contemporaneously with the share exchange, we sold our wholly-owned subsidiary, Masterlist, Inc. to its sole employee for a nominal cash payment and five annual payments equal to 5% of the gross sales of Masterlist, Inc. for each respective year. Upon completion of the share exchange, DMW became our wholly-owned subsidiary. DMW has one subsidiary, CJSC Somon Oil, a company incorporated in Tajikistan, and a 25% interest in CJSC South Petroleum Company, a company incorporated in the Kyrgyz Republic.

We have not been in any bankruptcy, receivership or similar proceedings since incorporation. Prior to our acquisition of DWM Petroleum AG and excluding our purchase of Masterlist, Inc., we had not had any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Our Business

Manas Petroleum Corporation’s subsidiary, DWM Petroleum AG, is a Swiss registered company based in Baar, Switzerland. The company was founded in 2004 to focus on the exploration of oil and gas in Central Asia. On April 7, 2004, DWM Petroleum AG acquired a 90% interest in the Joint Stock Company South Petroleum Company (“SPC”) in Kyrgyzstan. Between April 2004 and August 2006, SPC was awarded six exploration licenses in Kyrgyzstan.  On June 28, 2006, DWM and Anawak LLC founded CJSC Somon Oil in Tajikistan. Recently, we have expanded the area of our geographic interest to include the Balkans and Latin America.

We focus on the exploration of large under-thrust light oil prospects in areas where, though there has often been shallow production, their deeper potential has yet to be evaluated. Upon discovery of sufficient reserves of oil or gas, we intend to exploit such reserves. While primarily focusing on certain geographic regions, we seek take opportunistic advantage of projects outside these regions that come to our attention on favorable terms. We believe that some of our strengths that differentiate us from our competitors include:

•	our extensive personal network among public officials and private employees in the oil and gas industry in the Commonwealth of Independent States, the Balkans and other countries,

•	an ability to increase value through exploration of known structures,

•	our goal to explore structures identified by previous geological research that we believe were overlooked and

•	our command of modern geological knowledge and new concepts implemented to existing seismic and well data bases.

We either carry out our operations directly or through our participation in ventures with larger and more established oil and gas companies to whom we farm out the projects.  We currently have or are involved in projects in Kyrgyzstan, Albania, Tajikistan and Chile and are looking to undertake projects in other areas as well.  Included below is a description of those projects.

Kyrgyzstan

Our oil and gas exploration project in Kyrgyzstan is carried out by our venture with Santos International Holdings PTY Limited and a Kyrgyz government entity. This venture has five exploration licenses that cover a total area of approximately 569,578 acres (or 2,305 km2).

South Petroleum

We do not outright own the five exploration licenses in Kyrgyzstan or carry out the oil and gas exploration projects covered by those licenses.  Rather, our participation in these projects is through our 25% interest in Joint Stock Company South Petroleum Company (“South Petroleum”).  South Petroleum was incorporated as a Kyrgyz company on April 7, 2004, and at that time, DWM Petroleum AG, our wholly-owned subsidiary, had a 90% ownership in South Petroleum and the Kyrgyz government, through its operating entity Kyrgyzneftegas JSC, owned the other 10%.  We currently have a 25% interest in South Petroleum, Santos International Operations PTY Ltd. has a 70% interest and Krygyzneftgaz has a 5% interest.

Farm-In Agreement

On October 4, 2006, we agreed to sell a 70% interest in South Petroleum to Santos International Operations PTY Ltd., an Australian Company (“Santos”) that is a wholly-owned subsidiary of Santos Limited, one of Australia’s largest onshore gas producers and listed on the Australian Securities Exchange. We sold the 70% interest in South Petroleum in exchange for an upfront cash payment of $4 million, our agreement to write off $905,939 in debt owed to us from South Petroleum and the agreement of Santos to fund and carry out petroleum exploration and appraisal activities as detailed in a two phase Work Program set out in a Farm-In Agreement signed with Santos (the “Farm-In Agreement”). There are no restrictions on how we utilize the $4 million cash payment from Santos.  If Santos enters into Phase 2 of the Work Program, then we will receive Santos shares in the equivalent value of $1 million, as of the share price of Santos at November 13, 2006. The overall expenditures by Santos for Work Program Phase 1 ($11.5 million) and Phase 2 ($42 million) is $53.5 million. Santos will be responsible for general administration and office overhead costs that will be incurred by Santos in undertaking the Phase 1 and Phase 2 Work Programs estimated at $1,000,000 per year, and these expenses will not be part of the $53.5 million in exploration and development expenditures incurred by Santos for Phase 1 and Phase 2 Work Programs. Further details on the Work Programs are as follows:

•
The operations of the Phase 1 Work Program include the undertaking of geological studies at an estimated cost of $500,000, the reprocessing of up to 5,000 kilometers of 2D seismic, if available and of high enough quality, at an estimated expenditure of $1,000,000 and the acquisition and processing of either 1,000 kilometers of 2D seismic or a combination of 2D seismic and 3D seismic, up to a maximum expenditure of $10,000,000. Santos has until October 4, 2009 to complete the Phase 1 Work Program. Although there are no penalties to Santos if it does not start the program in the allotted time frame, if Santos fails to complete the Phase 1 Work Program on time, we may require it to transfer its shares in South Petroleum back to us.  Within 60 days of the completion of the Phase 1 Work Program, Santos may withdraw from the Farm-In Agreement.

•
The operations in the Phase 2 Work Program include the drilling of three exploration and three appraisal wells with a maximum expenditure of $7,000,000 per well. In the event Santos spends in excess of $43 million on the exploration and appraisal wells, we are required to pay 30% of the excess expenditure. Santos will consult with, and endeavor to reach agreement with, us on the location of the wells to be drilled in the Phase 2 Work Program.  In the event that we are unable to agree on any such location, Santos will have the right to determine that location. Santos will use its best efforts to commence the drilling of the first exploration well in the Phase 2 Work Program as soon as practicable after the commencement of Phase 2 Work Period (and in any event by no later than twelve months after that commencement) and commence the drilling of the second exploration well in the Phase 2 Work Program by not later than twelve months following the completion of the drilling of the first exploration well. There is no penalty if Santos does not meet the scheduled time table. Within 60 days of the completion of the drilling of the second exploration well, Santos may withdraw from the Farm-In Agreement.

In connection with the Farm-In Agreement, we entered into a Majority Shareholders’ Agreement on November 16, 2006 with Santos governing our respective holdings in South Petroleum that will remain in effect until Santos withdraws from the Farm-In Agreement under the terms prescribed therein or ceases to be a shareholder in South Petroleum.

Share Purchase Agreement

On December 7, 2006, we entered into an agreement with Kyrgyzneftgaz to purchase half of their 10% interest in JSC South Petroleum Company for approximately $241,375 (KGS 10,005,000). At title transfer, we paid approximately $48,372 (KGS2,005,0000), and we paid approximately an additional $100,000 on June 6, 2007 and approximately an additional $120,000 on December 7, 2007.  After the sale to Santos of 70% through the Farm-In Agreement and the completion of share purchase from Kyrgyzneftgaz, we own 25% of South Petroleum, Santos owns 70% and Kyrgyzneftgaz owns the remaining 5%.

Licenses

South Petroleum has five exploration licenses that cover a total area of approximately 569,578 acres (or 2,305 km2). These exploration licenses are located adjacent to established oil and gas producing areas, although the currently producing areas are specifically excluded from the exploration licenses. The licenses lie in the Fergana Basin which is an intermontane basin, the greater part of which lies mainly in the eastern part of Uzbekistan. Although South Petroleum has no known reserves on lands covered by these licenses, there is a long history of petroleum production from the basin stretching back to the start of the last century and a large number of fields in the basin have been developed, including several that are on land covered by these licenses but that are excluded from the license.

The Kyrgyz government granted six licenses between April 2004 and August 2006, and five of the licenses have subsequently been renewed.  The five existing licenses are set to expire between December 2008 and April 2009 but are automatically renewable for up to ten years once a report has been submitted to the Kyrgyz government detailing the progress of a work program and once the associated minimum expenditures have been made. Upon the discovery of reserves that may be commercially exploited, licenses can be exclusively converted into exploitation licenses. Exploitation licenses are granted for 20 years with the subsequent extensions depending on the depletion of the resource. There is a yearly fee payable to the government of approximately $150 per license and a minimum annual work program of $50 per km2 (approximately $115,250 per year for the land covered by the licenses). All taxes and work commitments on the five licenses are current. There is a 3% royalty and a corporate tax of 10% payable to the Kyrgyz government on revenue from production from the areas covered by these licenses.

The table below summarizes the licenses, the map below sets out their locations and a brief description of each active license follows.

License	Area (km2)	Date of Award	Date Renewed	Current Expiry Date

Nanai	999	July 9, 2004	June 14, 2006	December 31, 2008
Soh	631	April 29, 2004	April 29, 2006	April 29, 2010
West Soh	160	April 29, 2004	April 29, 2006	April 29, 2010
Tuzluk	474	April 29, 2004	April 29, 2006	April 29, 2010
Naushkent	41	April 29, 2004	April 14, 2006	December 31, 2008
Arkyt	848	August 23, 2005	n/a	August 23, 2007

South Petroleum decided to not renew the Arkyt license, and as a result, it expired on August 24, 2007.

Nanai Exploration License

The Nanai exploration license is located in the northern zone of the Fergana Basin bordering Uzbekistan to the south. We have identified three structures in this zone called Alabuka 1, 2 and 3. We believe that the target structures are situated in a footwall of a large shallow-dipping thrust bringing the Paleozoic rocks on the top of the Tertiary and Quaternary sequence. The seismic database consists of seven dip and four strike lines although only the ends of three of these lines cover any part of the structures. Therefore the structural definition relies heavily on the use of analogies to proven structures mapped in Uzbekistan to the south. The current mapping covers only approximately 10% of the available area, and we believe similar structures may exist elsewhere within the license. As a result, we cannot quantify the potential in this license with the current database. Between 1993 and 1996 Kyrgyzneftgaz drilled a well Alabuka-1 on the license. Kyrgyzneftgaz aimed this well at a shallower target in the upper thrust sheet and did not penetrate into the lower thrust sheet. This well encountered in excess of 1000 meters of Paleozoic rocks thrust over Paleocene to Pliocene rocks and proved presence of Tertiary reservoir rocks beneath the Paleozoic rocks in the hanging wall of the thrust.

Naushkent Exploration License

The Naushkent exploration license is located in the northern zone of the Fergana Basin bordering Uzbekistan to the south. Currently, there is no any seismic or well data in this license. The only available data is an old Soviet map showing a closed structure. Seismic exploration is required to get volumetric characteristics for the structure shown on the Soviet map. We have no known reserves on this license.

Soh and West Soh Exploration Licenses

The Soh and West Soh exploration licenses are located in the southern zone of the Fergana Basin bordering Uzbekistan to the north. We have identified two deep lower thrust sheet structures called Burdalyk and Kyzyl Kurgan as well as a number of other structures, including un-drilled fourway dip closures at the upper thrust sheet level (Katran, Kan) and a shallow structure with a topseal provided by a tar mat (West Chaur). There are several producing oil and gas fields within the region that are excluded from the exploration license.

The seismic database consists of eleven dip and four strike lines. Of these lines only seven are relevant to the Kyzyl Kurgan structure and none relate to the Burdalyk structure. Data from the North Soh field indicates that in this area the Oligocene and Eocene pay beds are predominantly oil prone and that the Cretaceous pay beds are predominantly gas prone.

Tuzluk Exploration License

The Tuzluk exploration license is located in the southern zone of the Fergana Basin bordering Tajikistan to the north. There are a number of established oilfields in this area (Beshkent-Togap, Tashravat, Tamchi, Karagachi) that have produced from the upper thrust sheet. These fields are excluded from the exploration license. More significant for the exploration potential is the North Karakchikum field which straddles the Tajikistan/Kyrgyzstan border and is analogous to the South and West Tuzluk prospects. Five structures called Selkan, Arka, West Tuzluk, South Tuzluk and the Tashravat Monocline have been identified. The seismic database is relatively large but rather uneven in coverage. Five deep stratigraphic wells were drilled at a depth of over four kilometers by the Soviets in the area of Tuzluk structures. The wells intersected thrust faults and proved the structural concept. Two of them intersected oil-water contact at the South Tuzluk structure.

Albania

On July 31, 2007, we signed two Production Sharing Contracts with the Albanian government in Tirana. These agreements comprise four blocks that cover approximately 3,100 km2 (or approximately 766,000 acres). Over 350 million barrels of oil have been produced from shallow oil fields which begin 100 km to the south of the blocks. The location of these blocks, blocks A, B, D and E, is set out in the map below.

The televised signing of the Production Sharing Contracts took place at the Ministry of Economy, Trade and Energy. Mr. Genc Ruli, the Minister of Economy, Trade and Energy, and our Chairman, Heinz J. Scholz, signed the agreements. As required by Albanian law, the Albanian Council of Ministers ratified the production sharing agreements on December 12, 2007.

The rights to explore the blocks covered by the agreement were previously held by Shell and Coparex. Shell and Coparex worked independently of one another in their initial discovery of the overall under-thrust structure creating data sets at an aggregate cost of approximately $25 million. According to their studies, the four blocks hold a large deep under-thrust structure with the potential to hold a total of more than 800 million barrels of oil equivalent of light oil and natural gas. Numerous oil seeps have been located where the reservoir rock outcrops along a significant portion of the eastern side of the blocks.

As Shell and Coparex worked independently of one another in their initial discovery of the overall under-thrust structure, they did not benefit from each other’s seismic acquisition or understanding of the area’s geology. We are combining the two companies’ $25 million data sets for the first time. By combining the two data sets, we hope to refine further the Shell/Coparex models while greatly increasing the accuracy of the original Shell/Coparex estimates. We have recruited a team of geologists and administration staff and work is underway to refine the original Shell/Coparex structural model with the assistance of Professor Selami Meco (paleontology, University of Tirana) and Agim Mesonjsi, an Albanian-based structural geologist.  Work to date using the Shell/Coparex data set by our Albania exploration team has outlined a series of large prospects within the blocks. Following our conclusion of this study, we will hire an external independent engineering consultant to evaluate the results.

The Production Sharing Contracts covering the blocks set out minimum work and expenditure requirements for three phases that we must comply with to maintain the exploration rights for the different blocks. Failure to comply with the work and financial requirements in any one phase means that the exploration period will terminate and we will not be able to enter the other phases for the applicable blocks.  Although one Production Sharing Contract covers two blocks and the other covers the other two, the programs for each set of blocks are mostly identical.  Under the agreements, if the three phases are completed, they will take between seven and eight years to complete and will require a minimum expenditure of $15,620,000 for each of the two agreements.

We have until December 12, 2008 to complete the requirements in Phase 1. After Phase 1, we have the option either to continue pursuing or to relinquish the exploration rights. The Phase 1 Minimum Work and Financial Program requires the undertaking of a minimum of $400,000 in geological and geophysical studies, the re-processing of at least 200 kilometers of seismic data at a minimum cost of $120,000 and the acquisition and processing of either 300 kilometers of 2D seismic at a minimum cost of $2,500,000 or the drilling of an exploration well to a depth of at least 3,000 meters at a minimum cost of $6,000,000.

We have two years from the completion of Phase 1 to complete the requirements in Phase 2. We may extend this phase at no additional cost for another year. The Phase 2 Minimum Work and Financial Program requires the undertaking of a minimum of $300,000 in geological and geophysical studies, and the drilling of an exploration well to a depth of at least 3,000 meters at a minimum cost of $6,000,000.

We have two years from the completion of Phase 2 to complete the requirements in Phase 3.  We may extend this phase at no additional cost for another one year, less any time by which we extended Phase 2. The Phase 3 Minimum Work and Financial Program requires the undertaking of a minimum of $300,000 in geological and geophysical studies and the drilling of an exploration well to a depth of at least 3,000 meters at a minimum cost of $6,000,000.

Tajikistan

On July 25, 2007, the Tajikistan government awarded our subsidiary, CJSC Somon Oil Company (“Somon”), an exploration license in the Fergana Basin covering approximately 1,227 km2. Somon was formed on June 28, 2005, and we hold a 90% interest in Somon while Anavak LLC holds the remaining 10%.

This license, the West (Novobod-Obchai-Kalacha) license, contains a number of under-thrust leads and prospects including the Khodja-Bakirgan which is several kilometres north of South Petroleum’s South Tuzluk prospect in Kyrgyzstan. The West is also adjacent to the Niyazbek, North Karachikum oil field which is in Tajikistan. We have no rights to production or reserves contained in oil fields which already exist on the Novobod-Obchai-Kalacha license. Approximately 60% of the block in the license is covered by former Soviet era seismic data. It is within this area that our targeted leads and prospects are found and that the geological and structural setting appears to be very similar to South Petroleum’s Tuzluk block. Seven prospects of a similar size to or larger than the South Petroleum’s South Tuzluk prospect have been seismically identified on the license. We expect to commence seismic acquisition on the new Tajik block this year.

We entered into an Option Agreement with Santos International Ventures Pty Ltd. (“Santos”) on December 10, 2007.  Under the Option Agreement, Santos will pay an amount equivalent to the seismic acquisition costs in the Tajik area (approximately USD1.3 million) in consideration for a call option to farm-in to Somon's prospecting licenses. In connection with the seismic program, Santos has funded $625,261, representing the first portion of the option premium. The option may be exercised by Santos from December 10, 2007 until June 10, 2008, unless it is extended due to certain conditions not being met.  If Santos were to exercise its option to enter into a Farm In Agreement, Santos would acquire a 70% interest in Somon from us in exchange for certain future expenditure commitments for the exploration and development of the licenses.

Latin America

On May 1, 2007, we hired Mr. Ricardo Fuenzalida as exploration manager for Latin America. Ricardo Fuenzalida has over 43 years of experience in oil exploration, geophysics, regional geology, economic geology and engineering geology. Mr. Fuenzalida also has wide experience in working with government and private organizations in Chile, North Africa, West Africa and the Middle East. From 1991 to 2003, Mr. Fuenzalida worked for Sipetrol, the international branch of Empresa Nacional del Petroleo as New Ventures Manager and Head of International Exploratory Projects. Before joining our team, Mr. Fuenzalida worked as an independent consultant and geological expert for the Chilean Department of Justice.

On November 14, 2007, the IPR-Manas Consortium won the tender for the Tranquilo block and was awarded an exploration license by the Chilean Mining Ministry. We anticipate finalizing the contracts for these licenses with the Chilean government in the coming months.

Mongolia

We entered into a Memorandum of Understanding with Shunkhali Energy, a Mongolian company, under which we have the right to purchase a 90% interest in Shunkhali Energy.  Shunkhali Energy won a bidding round for petroleum exploration in Mongolia for Block XXIII.  This Memorandum of Understanding is not binding and depends on the occurrence of certain events.  As a result, we may not be able to obtain or may decide not to obtain this 90% interest in Shunkhali Energy.

Competition

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies that have substantially greater technical, financial and operational resources and staff. This competition is increasingly intense as prices of oil and natural gas on the commodities markets have risen in recent years. Accordingly, there is a high degree of competition for desirable oil and gas leases, exploration and exploitation licenses, suitable properties for drilling operations and necessary drilling equipment, as well as for access to funds. There are other competitors that have operations in Kyrgyzstan, Albania, Tajikistan and Chile, and the presence of these competitors could adversely affect our ability to acquire additional leases and licenses, attract and maintain qualified employees and obtain the necessary equipment on reasonable terms.

We believe that several factors that differentiate us from our competitors include                                                                                                                                                     our extensive personal network among public officials and private employees in the oil and gas industry in the Commonwealth of Independent States and the Balkan countries, an ability to increase value through exploration of known structures and our command of modern geological knowledge and new concepts implemented to existing seismic and well data bases.

Need for Government Approval

Our business depends on the approval of different governments for various matters, including for the grant of exploration and exploitation rights for oil and gas projects.  We have an interest in a venture that has licenses from the Kyrgyzstan government for the exploration and possible exploitation on land covering approximately 3,153 km2, we have entered into Production Sharing Contracts with an agency of the Albanian government for the exploration and possible exploitation of land covering approximately 3,100 km2, although these agreements need to be ratified by the Albanian Council of Ministers, and we have licenses from the government of Tajikistan for the exploration of approximately 1,227 km2 of land.  Additionally, we are seeking approval from the Chilean and other governments to explore and possibly exploit land in their respective territory.

Regulation

Our industry is affected by numerous laws and regulations, including discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, pooling of properties, taxation other laws and regulations relating to the energy industry. These laws and regulations vary according to where each project is located.  Changes in any of these laws and regulations or the denial or vacating of permits and licenses could have a material adverse effect on our business.

Our operations are in, and our focus will continue to be on, operations in emerging markets. Generally, legal structures, codes and regulations in emerging markets are not as defined as in developed markets and are more likely to change rapidly.  In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We believe that our operations comply in all material respects with applicable laws and regulations. There are no pending or threatened enforcement actions related to any such laws or regulations. We believe that the existence and enforcement of such laws and regulations will have no more restrictive an effect on our operations than on other similar companies in the energy industry.

Environmental Matters

We and the projects that we have invested in are subject to national and local environmental laws and regulations relating to water, air, hazardous substances and wastes, and threatened or endangered species that restrict or limit our business activities for purposes of protecting human health and the environment. Compliance with the multitude of regulations issued by the appropriate administrative agencies can be burdensome and costly.

Research and Development

Our business plan is focused on a strategy to maximize the long-term exploration and development of our oil and gas projects in Kyrgyzstan, Albania ~~and~~, Tajikistan and Chile. To date, the execution of our business plan has largely focused on acquiring prospective oil and gas licenses and negotiating production sharing agreements. When this stage nears completion, we intend to use the results obtained from this dedicated research to establish a going forward exploratory drilling and development plan. Recently, we have begun exploration operations in connection with our Albanian project.

Employees

We have 30 employees as well as our directors. Of our 30 employees, seven are located in Switzerland and the rest are located in Albania, Canada, Chile and Central Asia. Although we expect to increase our number of employees over the next twelve months as our operations expand, we are not currently able to predict how many new employees we hope to take on in the coming twelve months. We outsource contract employment as needed and will continue to do so.

Description of Oil and Gas Operations

We and the venture in Kyrgyzstan are still in the exploratory stage of our projects and have yet to find any proven reserves.  As a result, we and our venture do not have any proved net oil and gas reserves, productive wells, oil and gas produced, drilling activity or delivery commitments.  The approximate total undeveloped acreage of land that we have licenses for 766,000 acres (3,100 km2) in Albania and 303,200 acres (1,227 km2) in Tajikistan. The approximate total undeveloped acreage of land that the venture has licenses for is 569,578 acres (or 2,305 km2) in Kyrgyzstan.

DESCRIPTION OF PROPERTY

Our corporate headquarters, which are rented from a related party, are located at Bahnhofstrasse 9, CH-6341 Baar, Switzerland. Additionally, we have rented further office space from our Chairman, Heinz J. Scholz. The office space is located at Seegartenstrasse 45, 8810 Horgen, Switzerland. Our current premises are adequate for our existing operations; however with the rapid advancement of operations we may require additional premises as we progress through fiscal 2008. We have recently begun renting office space in Albania and Tajikistan.

We or the venture in Kyrgyzstan have licenses for exploration and development in Kyrgyzstan, Albania, Chile and Tajikistan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

You should read this section in conjunction with our financial statements and the related notes included in this prospectus. Some of the information contained in this section or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, statements regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements contained herein are forward-looking statements.

OVERVIEW

We are a development stage company whose growth strategy is focused on petroleum exploration and development primarily in selected Central Asian countries of the former Soviet Union and in the Balkan region. We intend to acquire or explore oil and gas resources either through our own operations or through participation in focused partnerships and joint ventures.

We were incorporated in the State of Nevada on July 9, 1998. Prior to April 10, 2007, we were involved in several businesses that did not produce revenues and that we decided to abandon.  On April 10, 2007, we acquired all of the shares of DWM Petroleum AG in exchange for approximately 80,000,000 of our shares of common stock and an agreement to issue the former shareholders of DWM up to an aggregate of 25,000,000 shares of our common stock upon the occurrence of certain milestones. As a result of the acquisition, we have entered into our current business.

Simultaneous with this acquisition, we completed a private placement of 10,330,152 shares of our common stock and 10,330,152 warrants to purchase shares of our common stock. Immediately after the acquisition of DWM, the private placement and the issuance of common stock as finders’ fees for these transactions, our former shareholders, the former DWM shareholders and the investors in the private placement respectively held approximately 18.1%, 71.9% and 9.3% of our outstanding common stock.

Also simultaneous with this acquisition, we sold our wholly-owned subsidiary, Masterlist, Inc. to its sole employee for a nominal cash payment and five annual payments equal to 5% of the gross sales of Masterlist, Inc.

We have not recorded any revenues from oil and gas producing operations in our past two fiscal years or any subsequent period, and DWM Petroleum AG did not record any revenues from operations for the two fiscal years before we acquired it or for the subsequent period until acquisition. Neither we nor DWM Petroleum AG has been in any bankruptcy, receivership or similar proceedings since incorporation.

Summary of Results of Operations

Results of Operation for the Three Months Ended March 31, 2008 Compared to the Three Months Ended March 31, 2007

In the quarter ended March 31, 2008, we had a net loss of $6,163,605 as compared to a net loss of $443,760 for the quarter ended March 31, 2007. Our net loss for the first quarter in 2008 and 2007 respectively, are unaffected by revenue from operations as we had none in either period.

In the quarter ended March 31, 2008, our operating expenses increased to $6,271,171 from $425,147 reported for the same period in 2007. The 1375% increase in our total operating expenses is attributable first to the creation an of exploration costs of $261,612 and secondly, to several factors associated with the increase in the size of our operations and the personnel needed to carry out these operations. $4,537,580, or 72%, of the total operating expenses for the period ended March 31, 2008 were related to stock-based compensation payments, which were non-cash. Compared to the same period in 2007, we did not record any stock-based or stock option-based compensation.

Personnel costs
The number of employees increased three fold for the quarter ended March 31, 2008 compared to the three months ended March 31, 2007. As a result, our personnel costs increased to $2,565,657 from $21,741. A non-cash charge of $1,940,565, or 76% of the total personnel costs, is related to our stock compensation plan to obtain and retain qualified management.

Exploration costs
For the quarter ended March 31, 2008, we charged exploration costs of $261,612. The amount covers the expenses for an environmental study in Albania as well as a volumetric report by an independent consulting agency of $101,201 and reprocessing of data in Albania and for our operations in Tajikistan (Somon) amounting to $160,411. For the quarter ended March 31, 2007, we had no exploration charges.

Consulting fees
For the quarter ended March 31, 2008, we paid consulting fees in the amount of $2,811,271 of which $2,628,332 were based on stock based and stock option based compensation, i.e. non-cash. The consulting fees of $2,628,332 are broken down as follows: $2,500,781 relates to our Albanian project and $127,551 is quarterly stock-option expenses for corporate consultancy.

Administrative costs
Our administrative costs rose to $622,946 from $206,765 during the period ended March 31, 2008 as a result of setting up additional office space in Switzerland, communication costs and IT costs in connection with the hiring of new employees. Compared to the same period in 2007, we have higher audit and legal costs as a result of the merger in which DWM was made a public company which took place in second quarter of 2007.

Results of Continuing Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

In the year ended December 31, 2007, we had a net loss of $12,825,496 as compared to net income of $1,516,004 for the year ended December 31, 2006. The net income for the year ended December 31, 2006 was due to the gain of $3,864,197 on the sale of our investment in South Petroleum. Our net loss for 2007 and net income for 2006 are unaffected by revenue from operations as we had none in either year.

In the year ended December 31, 2007, our operating expenses increased to $13,666,431 from $2,309,710 reported in 2006. The 492% increase in our total operating expenses is attributable to several factors associated with the increase in the size of our operations and the personnel needed to carry out these operations.  Our personnel costs rose by $5,489,911 to $5,656,726 during this period as a result of a $3,937,485 charge in respect of the equity awards granted under the Stock Option Plan to obtain and retain qualified management, a stock based compensation expense of $407,200 and the addition of employees in Albania, Canada, Central Asia and Chile.  Additionally, our administrative costs rose by $4,348,416 to $5,376,707 during this period as a result of a stock based compensation expense to third parties of $2,560,000 resulting from a payment of 400,000 shares as a finders’ fee to each of Anderson Properties Incorporated and John Martin in connection with our acquisition of DWM Petroleum and the hiring of employees and the setting up of different offices in connection with our operations in Albania, Canada, Central Asia and Chile. As a consequence of the aggressive expansion in the effort of securing further exploration acreage, exploration costs increased by ten fold for the year ended December 31, 2007 to $1,216,510. As a result of the merger between Manas Petroleum Corporation and DWM and consulting costs related to becoming a public company, our audit and legal expenses increased by 43% to $1,400,855 for the year ended December 31, 2007 versus $980,692 for the year ended December 31, 2006.

Results of Continuing Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

In the year ended, December 31, 2006, we had a net income of $1,516,004 as compared to a net loss of $1,993,932 for the year ended December 31, 2005. The increase primarily is attributable to the gain from sale of investment of $3,864,197 through our sale in 2006 of a 70% interest in CJSC South Petroleum Company in the Kyrgyz Republic to Santos International Holdings PTY Ltd. under the Farm-In Agreement with Santos on October 4, 2006. Our net income for 2006 and our net loss 2005 are unaffected by revenue as we had none in either of those years.

Although we had a net income in 2006 as opposed to a net loss in 2005, our total operating expenses increased in 2006 from 2005.  For the year ended December 31, 2006, we had total operating expenses of $2,309,710. This represents an increase of 13% compared to our total operating expenses of $2,038,342 for the previous year. Consulting fees accounted for 43% of total operating expenses in 2006 as opposed to 49% in 2005.  The other major cost driver was general and administrative costs, which represented 45% of total operating expenses in 2006. In 2005, general and administrative costs accounted for 42% of total operating expenses.

Plan of Operation

Our cash balance as of March 31, 2007 was $6,556,581, of which we will use at least $5,857,440 to finance the bank guarantee for the first phase of our work program in Albania, leaving a balance of $699,141. Since March 31, 2008, we completed a placement of debentures in a principal amount of $4,000,000 for which we paid a commission of $140,000.  Based on our expected monthly burn rate per month, we estimate that we have sufficient working capital to fund operations for ~~four~~three months.

As a result of the above transaction, there are concerns about our ability to continue as a going concern.  We will have to fund all of our operations and capital expenditures from the net proceeds of any equity or debt offerings, cash on hand, licensing fees and grants. Although we plan to pursue additional financing, there can be no assurance that we will be able to secure financing when needed or to obtain such financing on terms satisfactory to us, if at all. If we are unable to secure additional financing in the future on acceptable terms, or at all, we may be unable to acquire additional licenses or further progress along our business plan. In addition, we could be forced to reduce or discontinue acquisition and exploration and development efforts and forego attractive business opportunities in order to improve our liquidity to enable us to continue operations.

Our plan of operations for the next twelve months primarily focuses on our participation in oil and gas projects in Kyrgyzstan, Albania, Tajikistan and Chile. In connection with these projects, we anticipate increasing our staff in the next twelve months, although we are not currently able to predict the size of that increase.  The following describes the projects that comprise our current business plan and actions that we have taken to further the projects in our plan.

Kyrgyzstan

We have a 25% interest in South Petroleum, which has five licenses in Kyrgyzstan.   We previously sold a 70% interest in South Petroleum to Santos International Holding Pty Ltd. Under a Farm-In Agreement with Santos, Santos will undertake a Work Program on these licenses in two phases.  While we will not have to provide funds for any costs for this first phase of this work project, we also do not anticipate that this project will generate any revenues in the next twelve months.

Phase 1 Work Program

Santos has until October 4, 2009 to complete the Phase 1 Work Program. Under the Phase 1 Work Program, Santos must:

•	undertake geological studies (which studies will involve an estimated expenditure of $500,000);

•	subject to the availability and quality of original data, reprocess of up to 5,000 kilometers of 2D seismic (this reprocessing will involve an estimated expenditure of $1,000,000); and

•
at the election of Santos, acquire and process either: (i) 1,000 kilometers of 2D seismic; or (ii) a combination of 2D seismic and 3D seismic, the total cost of which would be equivalent to the total cost of acquiring and processing 1,000 kilometers of 2D seismic, up to a maximum expenditure of $10,000,000 (with Santos having the right to deduct those seismic acquisition and processing costs above $10,000,000 from the maximum expenditure caps).

Phase 2 Work Program

Phase 2 of the Work Program will begin upon completion of Phase 1, and as a result, no actions have yet been taken on Phase 2. Under Phase 2, Santos is to:

•	drill three exploration wells in the license area to a maximum expenditure of $7,000,000 per well; and

•	drill three appraisal wells in the license area to a maximum expenditure of $7,000,000 per well.

In the event Santos spends in excess of $43 million on the exploration and appraisal wells, we would be obligated to pay 30% of the excess expenditure.

Developments through December 31, 2007

Since Santos acquired a majority interest in South Petroleum on November 16, 2006, Santos has taken the following actions in furtherance of the oil exploration project in Kyrgyzstan:

•	the creation of a project team in Adelaide, Australia that has been primarily engaged in technical review work to define the prospects and leads,

•	consolidation of the seismic database with data acquired in Bishkek transferred to the database in Adelaide,

•	the continued reprocessing of Soviet era seismic data and digitizing of well logs,

•	the commissioning of a seismic study of 699 km2 by SNG Saratov, which assigned the study to its Kyrgyzstan Branch office, which was completed in the third fiscal quarter of the year,

•	the completion of a seismic reprocessing project for 447 km2 of reprocessed data,

•	the recruitment of new staff and the strengthening of relationships with industry and government officials by Santos’s office in Bishkek, and

  •                                                                                                                                                    allowing the exploration license at Arkyt to expire so that South Petroleum could concentrate on the remaining five licenses.

Seismic acquisition progress to December 31, 2007

Seismic operations were initiated on September 30, 2007.  The seismic crew base is located in the village of Arka, near the Tajikistan border.  The crew is engaged in acquiring seismic over the Sulukta (Textonic) and Tuzluk (SPC) licenses.  A total of 414 km2 is planned for the Tuzluk license.

Initial parameter testing was carried out, and the subsequent parameters adapted were agreed to correspond to $/km2 rate of US$6,970/km2 (excluding VAT).

During the fourth quarter of 2007, 89.4 km2 were acquired in the Tuzluk license on seismic lines 16, 17, 25, 9, 30 and 31.  Field stacks indicated poor to moderate data quality was obtained, and full processing trials of Lines 16 and 17 are underway in Australia.

Operations were also initiated in late December across the border into Tajikistan on the first of a number of seismic line extensions with the aim of obtaining long receiver offset data to improve imagery of the Tuzluk subthrust leads.

Although the performance of the seismic operation has improved gradually, deteriorating weather conditions in late December again reduced production rates. Every effort has been made to improve crew efficiency, with an objective of lifting production rates to a target of an average of 4km2/day. In December, an advance payment of US$625,000 (inclusive of VAT) was made to Saratovneftegeofizika to facilitate equipment upgrades and bolster performance. This will be recovered against invoicing for acquisition of seismic data in the first quarter of 2008 .

No safety incidents were recorded.  Land access has proceeded smoothly.

A small community project is being undertaken to provide equipment and materials for an upgrade to the local Arka school gymnasium, and financial support of a local irrigation channel repair project is under consideration.

Drilling planning progress to December 31, 2007

Planning for drilling was initiated with a scouting trip by drilling personnel to Kyrgyzstan, Kazakhstan and Azerbaijan , a preliminary visit by procurement personnel to Bishkek in November to assess contractual and procurement procedures and the appointment of a Drilling Manager, Alistair Chomley, to the South Petroleum Bishkek Office.

Work has been underway to assess rig availability, infrastructure, import and transport routes, import procedures, national and local planning, and contractual requirements and preliminary location and access scouting.

South Petroleum has commenced long lead item acquisition for the deep drilling program, including the purchase of steel forgings to allow manufacture of four sets of wellheads and liner hangers and the purchase of casing strings for two deep generic wells, currently scheduled as tests in the Tuzluk and Soh permits. Well design has been based on a Tuzluk South Lead preliminary prognosis (PTD 4200m RGL).

In addition, preliminary discussions have been held with Caspian Oil and Gas for the use of their 850HP rig in a potential shallow drilling program (currently a single moderate value shallow lead has been identified in the Soh permit). Other rig options are being considered and well design and drill planning has commenced, based on a preliminary prognosis for the East Chongara lead (PTD 2000 RGL).

Operational Outlook 2008

During the course of the year, South Petroleum plans to acquire a total of 858 km2 of seismic data by shooting 68 lines on its licenses.

Based on the present seismic acquisition rates, we believe that the commencement of a deep drilling program likely will not occur until the second quarter of 2009. Contingent on seismic results, we believe a shallow drilling program may commence in the third quarter of 2008.

Recent Developments

At the start of 2008, severe winter weather hampered seismic operations in January and into February. By March, weather conditions had improved and a total of 64.3 km was acquired in March compared to 30.3km in January and February combined. An increase in the capacity of the seismic crew has been achieved through the addition of a drilling team from SNG (Tajikistan). Discussions are underway to add a vibrator crew to further increase the capacity of the crew.

During March, a Management team, including Trevor Brown, Vice president Geoscience and New Ventures, visited the seismic crew and met with officials from the Geology Ministry, regional authorities and Kyrgyzneftigas.

Since January 1, 2008, the following additional developments have taken place in connection with South Petroleum’s operations in the Kyrgyz Republic:

•	Preliminary interpretation of the new seismic data has been initiated in the Adelaide office.

•
In addition to the seismic program, several initiatives have been undertaken in relation to the seismic program.  These include data exchange agreements with neighboring licenses and the provision of funds to SNG (seismic contractors) for crew upgrades.

•	The project team in Adelaide has been primarily engaged in technical review work to define prospects and leads.

•
Consolidation of the database has been undertaken with data acquired in Bishkek transferred to the database in Adelaide.  Reprocessing and scanning of Soviet era seismic data and digitizing of well logs have continued.

•	The office in Bishkek has been involved in general office administration and management, building relationships with industry and government and resolving various local taxation issues.

•	Initial parameter testing was carried out and the subsequent parameters adapted were agreed to correspond to a $/km rate of US$6,970/km (VAT not included).

•	A small community project was undertaken to provide equipment and materials for an upgrade to the local Arka school gymnasium.

•	Planning for drilling is ongoing with the appointment of a Drilling Manager to the SPC Bishkek Office. A Drilling HSE Manager has also been appointed to the SPC office together with support staff.

•
Long lead item acquisition has commenced for the deep drilling program: purchase of steel forgings to allow manufacture of four sets of wellheads (US$ 112,000), liner hangers (US$140,000) and the purchase of casing strings for two deep generic wells (US$5,404,000), currently scheduled as tests in the Tuzluk and Soh permits. Well design has been based on a Tuzluk South Lead preliminary prognosis (PTD 4200m RGL).

•	In addition, discussions are underway with Caspian Oil and Gas for the use of their 850HP rig in a potential shallow drilling program of 2-3 wells in the Soh and Tuzluk licenses.

•
The present seismic acquisition rates consistently suggest the likely commencement of a deep drilling program will not occur until at least the second quarter of 2009. Commencement of a shallow program may occur during the third quarter of 2008.

Albania

On July 31, 2007, we signed two Production Sharing Contracts (“PSC”) with the Albanian National Agency of Natural Resources, and on December 13, 2007, the council of Ministers ratified the contracts.

The Albanian Council of Ministers has approved Decision No. 796 regarding the approval of production sharing for exploration, development and production of hydrocarbons on onshore Albania, in Blocks A-B and D-E, between the Ministry of Economy, Trade and Energy, represented by the National Agency of Natural Resources (“AKBN”) and us.

Each PSC covers two blocks and sets out minimum work and expenditure requirements for three phases.  The programs for each set of blocks are mostly identical.  If all three phases under the agreements are completed, they will take seven years to complete and will require a minimum expenditure of $15,620,000 for each set of blocks if we complete all three phases.

Phase 1 Minimum Work and Financial Program

We have until December 17, 2010 to complete the requirements in Phase 1. After Phase 1, we have the option either to continue pursuing or to relinquish the exploration rights. The Phase 1 Minimum Work and Financial Program comprises:

•	the undertaking of a minimum of $400,000 in geological and geophysical studies,

•	the re-processing of at least 200 kilometers of seismic data at a minimum cost of $120,000, and

•                                                                                                                                                    the acquisition and processing of either 300 kilometers of 2D seismic at a minimum cost of $2,500,000 or the drilling of an exploration well to a depth of at least 3,000 meters at a minimum cost of $6,000,000.

Phase 2 Minimum Work and Financial Program

We have two years from the completion of Phase 1 to complete the requirements in Phase 2. We may extend this phase for another year at no additional cost. The Phase 2 Minimum Work and Financial Program comprises:

•	the undertaking of a minimum of $300,000 in geological and geophysical studies, and

•	the drilling of an exploration well to a depth of at least 3,000 meters at a minimum cost of $6,000,000.

Phase 3 Minimum Work and Financial Program

We have two years from the completion of Phase 2 to complete the requirements in Phase 3.  We may extend this phase at no additional cost for another two years, less any time by which we extended Phase 2. The Phase 3 Minimum Work and Financial Program comprises:

•	the undertaking of a minimum of $300,000 in geological and geophysical studies and

•	the drilling of an exploration well to a depth of at least 3,000 meters at a minimum cost of $6,000,000.

Developments through December 31, 2007

Since entering into the PSCs on July 31, 2007, we have taken the following actions in furtherance of our oil exploration project in Albania:

•
setting up offices in Albania, including renting, refurbishing and furnishing office space for 12 people in Tirana, hiring three geologists, one accountant and one representative in charge of all issues related to the Albanian authorities,

•
recruiting a team of geologists and administration staff and work is underway to refine the original Shell/Coparex structural mode, including Professor Selami Meco (palaeontology, University of Tirana) and Agim Mesonjsi, an Albanian-based structural geologist,

•	commencing geological work, including the identification of detailed areas of interest for seismic work and the definition of seismic lines,

•      reprocessing geological data from previous explorations (Shell and Coparex),

•      creating geological maps,

•      scouting in all four blocks,

•      discussing and scouting with potential partners to perform seismic exploration,

•      initiating an environmental study,

•      supporting the creation of an independent technical report of the Albanian assets and

•	establishing management processes, including the creation of a three-year master plan for geological work to be preformed and setting up a finance reporting structure.

Operational Outlook 2008

During the course of the year, we intend that our Albanian branch office will take the following actions in furtherance of the oil exploration project in Albania:

•      finalizing and delivering the environmental study to the AKBN,

•      reprocessing old data,

•      commencing and finalizing negotiations with landowners,

•      contracting a seismic crew,

•      acquiring new seismic and

•      reprocessing and interpreting the acquired seismic data.

Recent Developments

On May 22, 2008, we signed a contract for the acquisition of 400 kilometers of 2D seismic with the Geophysical Institute of Israel, which will augment the 679 kilometers of seismic data recently reprocessed by Denver based GeoConcept. This seismic program, which will use a combination of vibroseis and dynamite sources, aims to refine the definition of nine prospects identified in the Albanian fold thrust belt and is to commence in July of 2008, prior to drilling in 2009. The costs for the seismic acquisition depend upon our instructions to the Geophysical Institute of Israel and could reach a maximum of approximately $3.5 million for 2008 and approximately $5.4 million for 2009.  These costs are largely secured by a $6.2 million cash bank guarantee consisting of funds set aside from our April 2007 financing.

Tajikistan

On July 25, 2007, the Tajikistan government awarded our subsidiary, Somon, an exploration license in Novobod Tajikistan.  We anticipate the Tajikistan government granting Somon a North Tajik license in the near future.  We have a 90% equity interest in Somon with the other 10% interest held by the Tajik company Anawak LLC.

We have entered into an Option Agreement with Santos International Ventures Pty Ltd. (“Santos”).  Under the Option Agreement, Santos will pay an amount equivalent to the seismic acquisition costs in the Tajik area (approximately USD1.3 million) in consideration for a call option to farm-in to Somon's prospecting licenses. As part of the consideration, Santos funded $625,261 of the seismic program; representing the first portion of the option premium.  If Santos were to exercise its option to enter into a Farm In Agreement, Santos would acquire a 70% interest from us in Somon in exchange for certain expenditure commitments for the exploration and development of the licenses. These commitments will be set out over three phases and will include costs associated with the acquisition of additional 2d seismic (Phase 1), the drilling of a number of exploration wells (Phase 2) and further appraisal drilling (Phase 3). Santos may elect to withdraw at the completion of Phase 2.

The option may be exercised by Santos from December 10, 2007 until June 10, 2008, unless it is extended due to certain conditions not being met. The conditions to be met are as follows:

1.      Somon must have been granted exclusive rights to develop any field development covered by the licenses,
2.      A royalty or profit sharing agreement is entered into between Somon and the Tajik Authorities and
3.      Santos must have Board approval.

Santos has only a period of three months after (1) and (2) above are satisfied, to satisfy (3) above.

In connection with the option agreement, Somon has entered into a seismic agreement with Saratovneftegeofizika (SNG) under which SNG is to carry out approximately 110 km of 2d seismic acquisition in Tajikistan (Seismic Agreement). The Seismic Agreement underlies the option agreement and is designed to meet a condition set by the Tajik authorities, whereby once work has commenced in the West licence, an additional licence area, the North Tajik license, may be granted to Somon.

Recent Developments

Since Somon was awarded the Novobod License on July 25, 2007, we have taken the following actions in furtherance of our oil exploration project in Tajikistan:

•      documenting the geological project and presenting it to the scientific and technical Council in the Tajik Geological Agency,

·      negotiating with the Ministry of Finance and Taxes Commission regarding financial issues,

•      overseeing the performance of several seismic survey works within the territory of the Western license area,

•      creating geological maps,

•      drafting a plan for the development of a seismic program and

·      in late December 2007, operations across the border into Tajikistan were conducted on the first of a number of seismic line extensions with the aim of obtaining long receiver offset data to improve imagery of the Tuzluk subthrust leads. Such data will be available to South Petroleum through a trade agreement with Somon Oil.

Chile

On August 10, 2007, we created a consortium with Improved Petroleum Recovery (“IPR”), a Texas company, with exploration and production operations in North America, North Africa, the Middle East, and Southwest Asia, and with Energy Focus Oil & Gas Ltd.  We have yet to formalize an agreement governing the consortium and the legal entity that will carry out its operations.

On November 21, 2007, our consortium was awarded the onshore Tranquilo Block by ENAP (Empresa Nacional del Petrуleo-Chile) in the first exploration round in Chile, although this award has yet to be memorialized in a final document with the Chilean Ministry. The block, the largest among the 10 exploration blocks offered (6,760 km2) is situated in the Magallanes Basin in the southern part of Chile, with high exploration potential acreage with fields and infrastructure nearby. We anticipate the contract with the government of Chile (“CEOP”) to be finalized in the coming months.  It should set out three exploration periods of three, two and two years, respectively, and a production period of 25 years. The minimum exploration commitment by the Manas-IPR Consortium in Phase I will be US$ 14.36 million, of which we will be responsible for half of this commitment and IPR will be responsible for the other half. IPR is the designated operator of the block. The total minimum outlay for the exploration project in Chile will be $33,200,000, of which we will be responsible for half of this commitment and IPR will be responsible for the other half.  We anticipate the obligations under the proposed agreement to be as follows:

Phase 1, the first exploration phase (three years), will consist of a minimum work and financial program of:

•	shooting 370 km2 of 2D seismic at a minimum cost of $2,960,000,

•	shooting 160 km2 of 3D seismic at a minimum cost of $3,600,000 and

•	drilling six exploration wells at a total minimum cost of $7,800,000.

Phase 2, the second exploration phase (two years), will consist of a minimum work and financial program of:

•	shooting 370 km2 of 2D seismic,

•      shooting 220 km2 of 3D seismic and

•	drilling four exploration wells at a total minimum cost of $10,200,000.

Phase 3, the third exploration phase (two years), will consist of a minimum work and financial program of:

•	shooting 150 km2 of 2D seismic at a minimum cost of $8,700,000,

•      shooting 150 km2 of 3D seismic and

•      drilling four wells.

Recent Developments

After being awarded the license by the Chilean authorities, we have taken the following actions in furtherance of our oil exploration project in Chile:

•      finalizing the Joint Agreement with IPR and Energy Focus,

•      signing the CEOP on April 30, 2008 with the Chilean government in a proceeding chaired by President Michelle Bachelet (the CEOP must be ratified by the Council of Ministers, which we expect to occur in the coming months),

•      creating the legal structure in Chile for the entity that will carry out the operations and

•      establishing an arrangement for a farm out of interests for the Tranquilo Block to a local group exploring and producing in the Magallanes Basin, under which the obligations are contingent upon the ratification of the CEOP by the Council of Ministers.

Mongolia

On September 6, 2007, we entered into a Memorandum of Understanding with Shunkhali Energy, a Mongolian company, under which we have the right to purchase a 90% interest in Shunkhali Energy.  Shunkhali Energy won a bidding round for petroleum exploration in Mongolia for Block XXIII.  This Memorandum of Understanding is not binding and depends on the occurrence of certain events.  As a result, we may not be able to obtain or may decide not to obtain this 90% interest in Shunkhali Energy.

Going Concern

Our independent registered public accounting firm has included an explanatory paragraph in their audit report issued in connection with our financial statements for the year ended December 31, 2007, which refers to our recurring operating losses since inception which raise a substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classification of liabilities that might be necessary should we be unable to continue as a going concern. For the foreseeable future, we will have to fund all of our operations and capital expenditures from the net proceeds of any equity or debt offerings, cash on hand, licensing fees or sales of assets, including the sale of interests in our subsidiaries or joint ventures.  If we are unable to secure additional financing in the future on acceptable terms, or at all, we may be unable to acquire additional licenses or further progress along our business plan. In addition, we could be forced to reduce or discontinue exploration and development efforts and forego attractive business opportunities to improve our liquidity to enable us to continue operations.

Recently Issued But Not Yet Adopted Accounting Pronouncements Affecting Us

FASB Statement No. 141 (R), Business Combinations, an amendment of FASB Statement No. 141 (“SFAS 141(R)”). In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 141(R), Business Combinations, an amendment of FASB Statement No. 141 (“SFAS 141(R)”). As part of the conversion project with the International Accounting Standard Board (IASB) this statement implements new application rules for acquisition accounting such as exclusion of transaction costs from the purchase price allocation and recognition of acquired In-Process Research and Development as an indefinite-lived intangible asset. The standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. Early adoption is not permitted. In the event of a material future acquisition subsequent to the adoption of this standard, a material effect on the Group’s consolidated financial position, results of operations or cash flows may result.

FASB Statement No. 157, Fair Value Measurements (FAS157).  In September 2006, the FASB issued FAS 157, which became effective for us on January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact, if any, to us from the adoption of FAS 157 in 2008 will depend on our assets and liabilities at that time that they are required to be measured at fair value.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are adopting the provisions of SFAS No. 159 effective January 1, 2008. The Group is currently assessing the impact of the adoption of SFAS No. 159.

FASB Statement No. 160. Non-controlling Interests in Consolidated Financial Statements. On December 4, 2007 the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact, if any, to us from the adoption of SFAS in 2009 will depend on the development of our business at that time.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

34

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 20, 2007, we entered into a consulting agreement with Talas Gold whereby Talas Gold agreed to provide geological consulting services for a monthly fee of $21,166. Talas Gold is a British Columbia corporation controlled by Dr. Alexander Becker, our Chief Executive Officer, one of our Directors and a significant shareholder. This agreement was cancelled on August 31, 2007.

On September 5, 2005, we entered into a Current Account Agreement with Heinz Scholz to cover the terms of an outstanding loan that he had made to us.  Under the terms of the agreement, either party may borrow from the other up to CHF 1,000,000 (approximately $855,500) for an open-ended term with an interest rate to be reset once a year.  Since January 1, 2006, the largest amount of principal outstanding in the favor of Mr. Scholz on this loan has been CHF 6,182,091.26 (approximately $4,938,956), the amount of principal repaid on this loan was approximately $5,710,425 (of which approximately $1,837,901 was in the form of debt forgiveness) and the amount of interest repaid on this loan was CHF 18,070 (approximately $14,505).  On May 31, 2008, the total amount outstanding on this loan was $27,979 and the current rate of interest is 0%. Mr. Scholz has not borrowed funds under this arrangement.

On September 5, 2005, we entered into a Current Account Agreement with Varuna AG, a related company belonging to Heinz J. Scholz, to cover the terms of an outstanding loan that Varuna had made to us.  Under the terms of the agreement, either party may borrow from the other up to CHF 1,000,000 (approximately $855,500) for an open-ended term with an interest rate to be reset once a year.  Since January 1, 2006, the largest amount of principal outstanding on this loan has been CHF 313,442 (approximately $242,264), the amount of principal repaid on this loan was CHF 853,244.00 (approximately $681,429) and the amount of interest repaid on this loan was CHF 6,843.15 (approximately $5,482).  This loan has been fully repaid and the agreement has been terminated. Varuna did not borrow funds under this arrangement.

On May 1, 2004, we entered into a Sub-Tenancy Agreement with Dr. Heinz Jurgen Scholz to rent office space in Switzerland.  Under the terms of the Agreement, we pay Mr. Scholz CHF 15,000 per month (approximately $13,355) for use of the space.  This Agreement is for an indefinite term and may be terminated by either party with three months’ notice.

35   ~~29~~

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common shares are quoted on the OTC Bulletin Board of the NASD and on the over the counter market of Pink Sheets LLC.  Quotations of our common stock on the OTC Bulletin Board and on the Pink Sheets have been sporadic, and trading volume has been low.  Our symbol is “MNAP” and our CUSIP number is 56176Q 10 2.

The following quotations reflect the high and low bids for our common stock, as reported by the Nasdaq, based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.  The high and low prices of our common stock for the periods indicated below are as follows:

Quarter Ended (1)	High (2)	Low (2)

March 31, 2006	0.325	0.305
June 30, 2006	0.355	0.355
September 30, 2006	0.350	0.305
December 31, 2006	2.100	0.325
March 31, 2007	3.030	1.555
June 30, 2007	3.030	6.000
September 30, 2007	4.130	4.000
December 31, 2007	3.110	2.800
March 31, 2008	2.920	1.700
June 30, 2008	1.950	0.800

(1)                 Pink Sheets LLC commenced quoting our common shares on its over the counter market and the OTC Bulletin Board began quoting our common shares in the fourth quarter of 2005.  The quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(2)                 These prices have been adjusted to reflect our 2:1 split approved by our shareholders on December 12, 2006.

Our common shares are issued in registered form. Island Stock Transfer is our registrar and transfer agent.  Their address is 100 First Avenue South, Suite 287, St. Petersburg, Florida 33701.

On ~~May 27,~~July 7, 2008, we had approximately ~~270~~247 registered shareholders and 113,526,381 common shares outstanding.

We have not declared any dividends on our common stock since our inception.  There is no restriction in our Bylaws that will limit our ability to pay dividends on our common stock.  However, we do not anticipate declaring and paying dividends to our shareholders in the near future.

Shares of our common stock are subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in “penny stocks”. “Penny stock” is defined to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. If we establish a trading market for our common stock, our common stock will most likely be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors~~.~~”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.

DIVIDEND POLICY

We have not declared or paid any cash dividends since inception.  We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future. Although there are no restrictions that limit our ability to pay dividends on our common stock, we intend to retain future earnings for use in our operations and the expansion of our business.

EXECUTIVE COMPENSATION

Director and Executive Officer Compensation

The following table summarizes the compensation during the fiscal years ended December 31, 2007 and 2006 to the following persons:

•	our principal executive officer,

•	each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended December 31, ~~2006,~~2007, and

•
up to two additional individuals for whom disclosure would have been provided above but for the fact that the individual was not serving as our executive officer at the end of the most recently completed financial year, who we will collectively refer to as the named executive officers, of our year ended December 31, ~~2006,~~2007, is set out in the following summary compensation table. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

		~~Annual Compensation~~		~~Long-Term Compensation Awards~~

Name and Principal Position	Year	Salary ($)	~~Bonus~~	~~Securities Underlying Options (#~~Option Awards ($)(1)	All ~~other~~Other Compensation ($)(2)	Total ($)

Heinz Scholz (Chairman of the Board of Directors)	2007	348,000	~~None~~	~~1,750,000~~662,286	20,000	1,030,286
	2006	290,000	~~None~~	None	None	290,000

Dr. Alexander Becker (Chief Executive Officer & Director) (~~1~~3)	2007	336,000	~~None~~	~~1,750,000~~662,286	20,000	1,018,286
	2006	192,000	~~None~~	None	None	192,000

Peter-Mark Vogel (Chief Financial Officer & Director) (~~2~~4)	2007	336,000	~~None~~	~~1,750,000~~662,286	20,000	1,018,286
	2006	145,000	~~None~~	None	None	145,000

Yaroslav Bandurak (Chief Technical Officer )	2007	72,500	~~None~~	~~1,500,000~~567,675	None	640,175
	2006	30,000	~~None~~	None	None	30,000

Erik Herlyn (Chief Operating Officer)	2007	90,000	~~None~~	~~400,000~~202,996	None	292,996
	2006	None	~~None~~	None	None	None

Neil Maedel (Director, Business Development)	2007	120,000	~~None~~	~~1,500,000~~763,663	8,000	883,663
	2006	None	~~None~~	None	None	None

Michael Velletta (Director, General Counsel) (5)	2007	18,000	~~None~~	~~1,100,000~~416,295	None	434,295
	2006	None	~~None~~	None	None	None

(1)
Represents the dollar value recognized in 2007 as compensation expense for financial statement reporting purposes of and options awarded in 2007. See Note 7 to our Notes to Consolidated Financial Statements as of December 31, 2007 for a description of the assumptions made in the valuation of the options.

(2)	Consists of an automobile and parking allowance of $20,000 per year for Mr. Scholz, $20,000 per year for Dr. Becker, $20,000 per year for Mr. Vogel and $1,000 per month for Mr. Maedel.

(3)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(~~2~~4)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.

(5)
Although Mr. Velletta is our General Counsel, the compensation that he received from us in 2007 was for his services as one of our directors.  In 2007, Mr. Velletta received no compensation for his services as our General Counsel.

Compensation Arrangements

We have employment arrangements with our directors and with our executive officers.  We entered into employment agreements with three of our directors and our executive officers on April 1, 2007, and these agreements, apart from compensation amounts, have similar terms. We entered into a compensation arrangement with another director on April 10, 2007. On June 1, 2007, we entered into an employment agreement with our most recent director

Other than the aforementioned grant and employment agreements, we have no formal plan for compensating our directors for their service in their capacity as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. Our Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Thomas Flottmann Employment Agreement

On December 1, 2007, we entered into an employment agreement with Mr. Thomas Flottmann for an open term commencing February 8, 2008.  As compensation for his employment as Chief Executive Officer, Mr. Flottmann shall receive an annual salary of USD $336,000.  Additionally, Mr. Flottmann shall receive 600,000 stock options, a car lease limited to a total cost of USD$1,000 per month and five weeks’ paid vacation.

We can terminate Mr. Flottmann without pay if that he takes or fails to take certain actions that are criminal or intentionally damaging to us.  If we actually or effectively terminate Mr. Flottmann without such a good reason or if there is a change of control in our company, we must make various salary and bonus -based payments to him and provide him with coverage under certain benefit plans.  Additionally, all of his options will immediately vest.

                      Rahul Sen Gupta Employment Agreement

On February 1, 2008, we entered into an employment agreement with Mr. Rahul Sen Gupta for an open term commencing on February 8, 2008.  As compensation for his employment as Chief Financial Officer, Mr. Sen Gupta shall receive a salary of USD $17,500 per month for the first six months and $20,000 per month thereafter.  Additionally, Mr. Sen Gupta shall receive 400,000 stock options, a car lease limited to a total cost of USD$900 per month and 30 days’ paid vacation.

We can terminate Mr. Sen Gupta without pay if that he takes or fails to take certain actions that are criminal or intentionally damaging to us.  If we actually or effectively terminate Mr. Sen Gupta without such a good reason or if there is a change of control in our company, we must make various salary and bonus -based payments to him and provide him with coverage under certain benefit plans.  Additionally, all of his options will immediately vest.

Alexander Becker Employment Agreement

On April 1, 2007, we entered into an Employment and Non-Competition Agreement with Dr. Alexander Becker pursuant to which Dr. Becker agreed to serve as our Chief Executive Officer and member of our Board of Directors. In consideration for the services that Dr. Becker will render pursuant to Dr. Becker’s Employment Agreement, Dr. Becker is entitled to receive an annual base salary of $336,000, stock options to purchase 1,750,000 shares of our common stock at a price of $4.00 per option pursuant to our 2007 Stock Option Plan and a non-accountable automobile and monthly parking allowance of $20,000 per year.

We can terminate Dr. Becker without pay if that he takes or fails to take certain actions that are criminal or intentionally damaging to us.  If we actually or effectively terminate Dr. Becker without such a good reason or if there is a change of control in our company we must make various salary and bonus based payments to him and provide him with coverage under certain benefit plans.  Additionally, all of his options will immediately vest.

Heinz Scholz Employment Agreement

On April 1, 2007, we entered into an Employment and Non-Competition Agreement with Heinz J. Scholz, pursuant to which Mr. Scholz agreed to Serve as the Chairman of our Board. In consideration for the services that Mr. Scholz will render pursuant to Mr. Scholz’s Employment Agreement, Mr. Scholz is entitled to receive an annual base salary of $336,000, stock options to purchase 1,750,000 shares of our common stock at a price of $4.00 per option pursuant to our 2007 Stock Option Plan and a non-accountable automobile and monthly parking allowance of $20,000 per year.

We can terminate Mr. Scholz without pay if that he takes or fails to take certain actions that are criminal or intentionally damaging to us.  If we actually or effectively terminate Mr. Scholz without such a good reason or if there is a change of control in our company we must make various salary and bonus based payments to him and provide him with coverage under certain benefit plans.  Additionally, all of his options will immediately vest.

Peter-Mark Vogel Employment Agreement

On April 1, 2007, we entered into an Employment and Non-Competition Agreement with Peter-Mark Vogel, pursuant to which Mr. Vogel agreed to serve as our Chief Financial Officer and member of the Board. In consideration for the services that Mr. Vogel will render pursuant to Mr. Vogel’s Employment Agreement, Mr. Vogel is entitled to receive an annual base salary of approximately $348,000 (CHF 417,600), stock options to purchase 1,750,000 shares of Manas common stock at a price of $4.00 per option pursuant to our 2007 Stock Option Plan and a non-accountable automobile and monthly parking allowance of $20,000 (CHF 24,000) per year.

We can terminate Mr. Vogel without pay if that he takes or fails to take certain actions that are criminal or intentionally damaging to us.  If we actually or effectively terminate Mr. Vogel without such a good reason or if there is a change of control in our company we must make various salary and bonus based payments to him and provide him with coverage under certain benefit plans.  Additionally, all of his options will immediately vest.

Yaroslav Bandurak Employment Agreement

On April 1, 2007, we entered into an Employment and Non-Competition Agreement with Yaroslav Bandurak, pursuant to which Mr. Bandurak agreed to serve as our Company’s Chief Technical Officer. In consideration for the services that Mr. Bandurak will render pursuant to Mr. Bandurak’s Employment Agreement, Mr. Bandurak is entitled to receive an annual base salary of $63,000 and stock options to purchase 1,500,000 shares of Manas common stock at a price of $4.00 per option pursuant to the 2007 Stock Option Plan.

We can terminate Mr. Bandurak without pay if that he takes or fails to take certain actions that are criminal or intentionally damaging to us.  If we actually or effectively terminate Mr. Bandurak without such a good reason or if there is a change of control in our company we must make various salary and bonus based payments to him and provide him with coverage under certain benefit plans.  Additionally, all of his options will immediately vest.

Michael Velletta Compensation

On April 10, 2007, we granted our director Michael J. Velletta stock options to purchase 1,100,000 shares of Manas common stock at a price of $4.00 per share for a term of 10 years as consideration for his service on the board. Such options shall vest in equal quarterly ~~installment~~instalments over the three years from the date of the grant.  Mr. Velletta also receives $6,000 each quarter for his services as a Director.  Mr. Velletta does not receive compensation for his services as our General Counsel.

Neil Maedel Employment Agreement

On June 1, 2007, we entered into an Employment and Non-Competition Agreement with Mr. Neil Maedel whereby he agreed to serve as our Director, Business Development in exchange for an annual base salary of $180,000, stock options to purchase 1,500,000 shares of Manas common stock pursuant to our 2007 Stock Option Plan at a strike price of $4.90 to expire on May 31, 2017 and a non-accountable automobile and monthly parking allowance of $12,000 per year. The term of this agreement is open ended.

Under this agreement, we can terminate Mr. Maedel without pay if he takes or fails to take certain actions that are criminal or intentionally damaging to us.  If we actually or effectively terminate him without such a good reason or if there is a change of control in our company:

•
we must pay him within 30 days of termination all accrued and unpaid compensation, any amounts due as reimbursement for expenses and a lump sum equal to six months of his annual guaranteed salary and the prior year’s bonus,

•	we must provide him, at our expense, for one year after the termination, coverage under all benefit plans in which he participated immediately prior to termination and

•	all of his options will immediately vest.

Outstanding Equity Awards at Fiscal Year End

The particulars of unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers, as of our year ended December 31, 2007, is set out in the following outstanding equity awards table:

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Heinz Scholz (Chairman of the Board of Directors)	437,500	1,312,500	0	$4.00	April 1 , 2017	0	N/A	N/A	N/A
Dr. Alexander Becker (Chief Executive Officer & Director) (1)	437,500	1,312,500	0	$4.00	April 1 , 2017	0	N/A	N/A	N/A
Peter-Mark Vogel (Chief Financial Officer & Director) (2)	437,500	1,312,500	0	$4.00	April 1 , 2017	0	N/A	N/A	N/A
Yaroslav Bandurak (Chief Technical Officer)	375,000	1,125,000	0	$4.00	April 1 , 2017	0	N/A	N/A	N/A
Erik Herlyn (Chief Operating Officer)	66,667	333,333	0	$5.50	June 25, 2017	0	N/A	N/A	N/A
Neil Maedel (Director, Business Development)	375,000	1,125,000	0	$4.90	June 1, 2017	0	N/A	N/A	N/A
Michael Velletta (Director, General Counsel)	275,000	825,000		$4.00	April 10 , 2017	0	N/A	N/A	N/A

(1)	On February 8, 2008, Mr. Becker resigned as our Chief Executive Officer and was appointed to the executive officer position of Director, New Ventures.

(2)	On February 8, 2008, Mr. Vogel resigned as our Chief Financial Officer and was appointed to the executive officer position of Director, Finance.

Stock Option Plan

In April 2007, our Board of Directors adopted and our shareholders approved our 2007 Stock Option Plan. Under the 2007 Stock Option Plan, we may grant our qualified directors, officers, employees, consultants and advisors stock options (which may be designated as nonqualified stock options or incentive stock options), stock appreciation rights, restricted stock awards, performance awards or other forms of stock-based incentive awards.

Our Board of Directors administers the Stock Option Plan. Members of the Board of Directors receive no additional compensation for their services in connection with the administration of the Stock Option Plan. They have full discretion and exclusive power to:

•	select who will participate in our 2007 Stock Option Plan and what awards they will be granted,

•	determine the time at which awards shall be granted and any terms and conditions, within the limits of the 2007 Stock Option Plan, of such awards, and

•	resolve all questions relating to the administration of the 2007 Stock Option Plan.

The Board of Directors may grant nonqualified stock options or incentive stock options that are evidenced by stock option agreements. The exercise price of the common stock subject to a non-qualified stock option or an incentive stock option may be paid in cash or, at the discretion of our Board of Directors, by a promissory note, by the tender of common stock or through a combination thereof. The Board of Directors may provide for the exercise of options in installments and upon such terms, conditions and restrictions as it may determine.

A non-qualified stock option is a right to purchase a specific number of shares of common stock during such time as the Board of Directors may determine, not to exceed ten years, at a price determined by the Board of Directors that, unless deemed otherwise by the Board of Directors, is not less than the fair market value of the common stock on the date the Board grants the non-qualified stock option.

An incentive stock option is an option that meets the requirements of Section 422 of the Internal Revenue Code of 1986. No incentive stock option may be granted under our 2007 Stock Option Plan to an employee who owns more than 10% of our outstanding voting stock unless the option price is at least 110% of the fair market value of the common stock at the date of grant and the incentive stock option is not exercisable more than five years after our Board grants it. In the case of an employee who is not a Ten Percent Stockholder, no incentive stock option may be exercisable more than ten years after the date our Board grants it and its exercise price shall not be less than the fair market value of the common stock on the date our Board grants it. Our Board may not grant an employee an incentive stock option that first becomes exercisable during a calendar year for the purchase of common stock with an aggregate fair market value (determined as of the date of grant of each incentive stock option) in excess of $100,000. An incentive stock option (or any installment thereof) counts against the annual limitation only in the year it first becomes exercisable.

A stock appreciation right is a right granted to receive, upon surrender of the right, but without payment, an amount payable in cash. The amount payable with respect to each stock appreciation right shall be based on the excess, if any, of the fair market value of a share of common stock on the exercise date over the exercise price of the stock appreciation right, which will not be less than the fair market value of the common stock on the date the stock appreciation right is granted. In the case of an stock appreciation right granted in tandem with an incentive stock option to an employee who holds at least ten percent of our common stock, the exercise price shall not be less than 110% of the fair market value of a share of common stock on the date our Board grants the stock appreciation right.

Restricted Stock is common stock that is issued at a price determined by the Board of Directors, which price per share may not be less than the par value of the common stock, and is subject to restrictions on transfer and/or such other restrictions on incidents of ownership as the Board of Directors may determine.

A performance award granted under our 2007 Stock Option Plan may be denominated or payable to the recipient in cash, common stock (including, without limitation, Restricted Stock), other securities or other awards. A performance award shall confer on the recipient the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as our Board of Directors shall establish. Subject to the terms of our 2007 Stock Option Plan and any applicable award agreement, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award and the amount of any payment or transfer to be made pursuant to that performance award shall be determined by our Board of Directors.

Our Board of Directors may grant awards under the Stock Option Plan that provide the recipient with the right to purchase common stock or that are valued by reference to the fair market value of the common stock (including, but not limited to, phantom securities or dividend equivalents). Such awards shall be in a form determined by our Board of Directors, as long as such awards are not inconsistent with the terms and purposes of our 2007 Stock Option Plan. Our Board of Directors determines the price of any such award and may accept any lawful consideration.

Our Board of Directors may at any time amend, suspend or terminate our 2007 Stock Option Plan as long as it does not change in any awards previously granted, increase the aggregate number of shares of the common stock with respect to which it may grant awards may be granted or change the class of persons eligible to receive awards.

In the event a change in control occurs, then, notwithstanding any provision of our 2007 Stock Option Plan or of any provisions of any award agreement to the contrary, all awards that have not expired and which are then held shall become fully and immediately vested and exercisable and may be exercised for the remaining term of such awards.

No awards may be granted under the Stock Option Plan on or after April 10, 2017, but Awards granted prior to such date may be exercised in accordance with their terms.

As of ~~May 27,~~July 7, 2008, of the 14,000,000 shares of common stock reserved for issuance under the Stock Option Plan, we have granted options to purchase 8,750,000 shares of our common stock under the Stock Option Plan at an exercise price of $4.00 per share. We have granted options to purchase 1,500,000 shares of our common stock under the Stock Option Plan at an exercise price of $4.90 per share. We have granted options to purchase 400,000 shares of our common stock under the Stock Option Plan at an exercise price of $5.50 per share.  We have granted options to purchase 1,000,000 shares of our common stock under the Stock Option Plan at an exercise price of $2.10 per share. Of such options, 3,550,000 have vested as of that date.

Equity Compensation Plan Information

The following table provides information as of ~~May 27,~~July 7, 2008 about our shares of common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of our existing equity compensation plans, including our 2007 Stock Option Plan.

Equity compensation plans approved by shareholders	No. of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan

2007 Stock Option Plan	11,650,000	~~3.70~~4.00	2,350,000

Equity compensation plan not approved by shareholders	-	-	-

Total	11,650,000	~~3.70~~4.00	2,350,000

  ~~35~~

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read or obtain a copy of these reports at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room and their copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.  You may also read a copy of our electronic filings on the SEC’s website.

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, under the Securities Act with respect to the securities offered under this prospectus. This prospectus, which forms a part of that registration statement, does not contain all information included in the registration statement.  Certain information is omitted and you should refer to the registration statement and its exhibits.  With respect to references made in this prospectus to any contract or other document of Manas Petroleum Corporation, although material terms of material contracts are disclosed in this prospectus, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.  You may review a copy of the registration statement at the SEC’s public reference room.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  Our filings and the registration statement can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

No finder, dealer, sales person or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Manas Petroleum Corporation. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of this prospectus.

GLOSSARY OF TERMS

The following terms used in this prospectus have a customary usage in the oil and gas industry. The definitions below are consistent with those usages.

Term	Definition

Appraisal Well                                A well drilled several spacing locations away from a producing well to determine the boundaries or extent of a productive formation and to establish the existence of additional reserves.

Cretaceous	Era from 63 million to 135 million years ago; end of the age of reptiles; appearance of modern insects and flowering plants.

Dip Lines
A line (i.e. seismic line, traverse, etc.) along the strata dip direction, perpendicular to the strike. Dip - The angle that a rock unit, fault or other rock structure makes with a horizontal plane. Expressed as the angular difference between the horizontal plane and the structure. The angle is measured in a plane perpendicular to the strike of the rock structure

Eocene	Era from 40 million to 58 million years ago; presence of modern mammals.

Exploration Well
A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

Farm-Out	The term used to describe the action taken by the person making a transfer of a leasehold interest in an oil and gas property pursuant to a farm out agreement.

Farm-Out Agreement                                           A common form of agreement between oil and gas operators pursuant to which an owner of an oil and gas leasehold interest that does not want to drill at the time agrees to assign the leasehold interest, or some portion of it, to another operator that does want to drill the tract. The assignor in these transactions may retain some interest in the property such as an overriding royalty interest or a production payment, and, typically, the assignee of the leasehold interest has an obligation to drill one or more wells on the assigned acreage as a prerequisite to completion of the transfer to it.
Four-Way Dip Closures                                                      An upwardly convex fold with strata dipping in all directions from an apex or high.

Intermontane	Between mountains.

Oligocene	A period of historical geological time between 23.5 and 37 million years before present.

P50 Oil Reserves	Reserves that have an estimated 50% probability that their volume will be greater than or equal to stated volumes.

Paleocene	A period of historical geological time between 23.5 and 66 million years before present.

Pliocene	A period of historical geological time between 1.8 and 5 million years before present.

Productive well	A well that is found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Proved reserves
The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable from known reservoirs under current economic and operating conditions, operating methods, and government regulations

Quaternary                                    A period of geologic time from about 2 million years ago until the present.

Shallow-dipping thrust                                           A thrust fault which plane dips shallower than 30 degrees

Structure
A geological feature produced by deformation of the Earth's crust, such as a fold or a fault; a feature within a rock, such as a fracture or bedding surface; or, more generally, the spatial arrangement of rocks.

Seismic
Geophysical prospecting using the generation and propagation of elastic waves at the earth's surface,   reflecting from the subsurface strata, detection, measurement and recording back at the earth's surface and subsequent analysis of the data. A trace is the data recorded at a single station. A series of traces comprises a line. The subsurface structure may be identified by a consistent pattern on each trace along a section of the line. A grid of lines is acquired to define potential traps from hydrocarbon accumulation.  2D seismic is the conventional technique, as distinct from 3D seismic in which investigations are sufficiently closely spaced to allow a three dimensional picture of the subsurface to be obtained.

Stratigraphic	Pertaining to the study of rock strata, especially of their distribution, deposition and age.

Strike Lines
A line (i.e. seismic line, traverse, etc.) along the strata strike direction. Strike - The geographic direction of a line created by the intersection of a plane and the horizontal. Often used to describe the geographic "trend" of a fold or fault.

Tertiary	The period that lasted from 65 until 1.8 million years ago.

Topseal	A rock formation through which hydrocarbons cannot move which lies above a trap and below which hydrocarbons accumulate to form a pool.

Undeveloped acreage                                           Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

~~36~~ 44

FINANCIAL STATEMENTS

Consolidated Financial Statements
for the Fiscal Years Ended December 31, 2007 and 2006

Unaudited Consolidated Financial Statements
for the Three-Month Periods Ended September 30,March 31, 2008 and 2007

Condensed Consolidated Balance Sheets	F-~~18~~16
Condensed Consolidated Statement of Operations	F-~~19~~17
Condensed Consolidated Cash Flows Statements	F-~~20~~18
Condensed Consolidated Statement of Shareholders’ Equity/(Deficit)	F-~~21~~19
Notes to the Condensed Consolidated Financial Statements	F-~~22~~20

~~37~~ 45

REPORT OF INDEPENDENT REGISTERED ACCOUNTANT

1.      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
MANAS PETROLEUM CORPORATION

We have audited the accompanying consolidated balance sheets of Manas Petroleum Corporation (a development stage company) and its subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity/(deficit) for each of the two years in the period ended December 31, 2007, and for the period from May 25, 2004 (date of inception) to December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, and for the period from May 25, 2004 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in exploration and development of oil and gas resources. As discussed in Note 2 to the consolidated financial statements, the Company’s operating losses since inception raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte AG

/s/ Roland Muller                                          /s/ Brigitte Auckenthaler
Auditor in Charge

Zurich, Switzerland
March 31, 2008

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended		Period from
			05.25.2004
			(Inception) to
	12.31.2007	12.31.2006	12.31.2007
	USD	USD	USD

OPERATING REVENUES

Other revenues	625,261	-	740,409

Total revenues	625,261	-	740,409

OPERATING EXPENSES

Personnel costs	(5,656,726)	(166,815)	(5,994,135)
Exploration costs	(1,216,510)	(121,425)	(1,374,982)
Depreciation	(15,633)	(12,487)	(46,632)
Consulting fees	(1,400,855)	(980,692)	(3,732,079)
Administrative costs	(5,376,707)	(1,028,291)	(7,492,558)

Total operating expenses	(13,666,431)	(2,309,710)	(18,640,386)

Gain from sale of investment	-	3,864,197	3,864,197
Loss from sale of investment	(900)	-	(900)

OPERATING INCOME / (LOSS)	(13,042,070)	1,554,487	(14,036,680)

NON-OPERATING INCOME / (EXPENSE)

Exchange differences	(66,053)	(8,844)	(88,943)
Interest income	297,140	25,222	343,350
Interest expense	(13,687)	(10,920)	(81,639)

Income / (Loss) before taxes and equity in net income of associate	(12,824,670)	1,559,945	(13,863,912)

Taxes	(826)	(718)	(1,674)
Equity in net loss of associate	-	(24,523)	(24,523)
Minority interest in net income	-	(18,700)	(18,700)

Net income / (loss)	(12,825,496)	1,516,004	(13,908,809)

Weighted average number of outstanding shares, basic and diluted	108,614,213	100,110,400	102,464,307

Basic and diluted earnings / (loss) per share	(0.12)	0.02	(0.14)

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	12.31.2007	12.31.2006
	USD	USD

ASSETS

Cash and cash equivalents	8,480,771	1,090,098
Accounts receivable	148,346	48,683
Prepaid expenses	125,923	-

Total current assets	8,755,040	1,138,781

Tangible fixed assets	153,074	3,998
Investment in associate	238,304	238,304
Other non-current assets	62,279	-

Total non-current assets	453,658	242,302

TOTAL ASSETS	9,208,698	1,381,083

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank overdraft	2,305	19,003
Deferred consideration for interest in CJSC South Petroleum	-	193,003
Accounts payable	110,156	70,918
Accrued expenses Albania fees	400,000	-
Accrued expenses VAT	264,984	46,432
Accrued expenses Professional fees	408,862	91,929
Other accrued expenses	168,192	29,303

Total current liabilities	1,354,499	450,588

Loan owed to a shareholder	39,329	409,920

Total non-current liabilities	39,329	409,920

TOTAL LIABILITIES	1,393,828	860,508

Common stock (300,000,000 shares authorized, USD 0.001 par value, 112,156,488 and 80,000,000 shares, respectively, issued and outstanding)	112,156	80,000
Additional paid-in capital	21,550,636	1,466,071
Deficit accumulated during the development stage	(13,904,456)	(1,078,960)
Accumulated other comprehensive income	56,533	53,464

Total shareholders' equity	7,814,870	520,575

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,208,698	1,381,083

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENT

	For the year ended		Period from
			05.25.2004
			(Inception) to
	12.31.2007	12.31.2006	12.31.2007
	USD	USD	USD

OPERATING ACTIVITIES

Net income / (loss) for the period	(12,825,496)	1,516,004	(13,914,117)

To reconcile net income / (loss) to net cash used
in operating activities

Minority interest in net income	-	18,700	18,700
Gain from sale of investment	-	(3,864,197)	(3,864,197)
Loss from sale of investment	900	-	900
Equity in net loss of associate	-	24,523	24,523
Depreciation	15,633	12,487	46,632
Exchange differences	66,053	8,844	88,943
Decrease / (increase) in receivables	(220,393)	86,833	(269,075)
Decrease / (increase) in other non-current assets	(62,279)	-	(62,279)
(Decrease) / increase in accounts payables	(497,084)	7,247	(426,166)
(Decrease) / increase in accrued expenses	1,002,952	54,302	1,170,616
Stock-based compensation	7,245,289	-	7,245,289

Cash flow from operating activities	(5,274,424)	(2,135,257)	(9,940,230)

INVESTING ACTIVITIES

Purchase of tangible fixed assets and computer software	(164,425)	(1,100)	(278,748)
Sale of tangible fixed assets and computer software	-	79,326	79,326
Proceeds from sale of investment	-	4,000,000	4,000,000
Acquisition of investment in associate	-	(67,747)	(67,747)

Cash flow from investing activities	(164,425)	4,010,479	3,732,831

FINANCING ACTIVITIES

Contribution share capital founders	-	-	80,019
Issuance of units	13,208,055	-	13,208,055
Cash arising on recapitalization	6,510	-	6,510
Shareholder loan repaid	(370,591)	(2,975,912)	(3,346,503)
Shareholder loan raised	-	915,446	4,653,720
Related company loan raised / (repaid)	-	(240,187)	-
(Decrease) / increase in bank overdraft	(16,698)	19,003	2,305

Cash flows from financing activities	12,827,276	(2,281,650)	14,604,106

Net change in cash and cash equivalents	7,388,427	(406,428)	8,396,707

Cash and cash equivalents at the beginning of the period	1,090,098	1,551,938	-
Currency translation effect on cash and cash equivalents	2,246	(55,412)	63,735

Cash and cash equivalents at the end of the period	8,480,771	1,090,098	8,460,442

Supplement schedule of non-cash investing and financing activities:

Forgiveness of debt by shareholder	-	1,466,052	1,466,052
Deferred consideration for interest in CJSC South Petroleum Co.	-	193,003	193,003
Warrants issued to pay placement commission expenses	2,689,910	-	2,689,910

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY / (DEFICIT)

SHAREHOLDERS' EQUITY / (DEFICIT)	Number of Shares	Share Capital	Additional paid-in capital	Deficit accumulated during the development stage	Accumulated Other Compre-hensive Income (Loss)	Total share-holders' equity / (deficit)	Compre-hensive Income (Loss)

Balance May 25, 2004	-	-	-	-	-	-	-
Contribution share capital from founders	80,000,000	80,000	19	-	-	80,019	-
Currency translation adjustment	-	-	-	-	(77,082)	(77,082)	(77,082)
Net loss for the period	-	-	-	(601,032)	-	(601,032)	(601,032)
Balance December 31, 2004	80,000,000	80,000	19	(601,032)	(77,082)	(598,095)	(678,114)

Balance January 1, 2005	80,000,000	80,000	19	(601,032)	(77,082)	(598,095)
Currency translation adjustment	-	-	-		218,699	218,699	218,699
Net loss for the year	-	-	-	(1,993,932)	-	(1,993,932)	(1,993,932)
Balance December 31, 2005	80,000,000	80,000	19	(2,594,964)	141,617	(2,373,328)	(1,775,233)

Balance January 1, 2006	80,000,000	80,000	19	(2,594,964)	141,617	(2,373,328)
Forgiveness of debt by major shareholder	-	-	1,466,052	-	-	1,466,052	-
Currency translation adjustment	-	-	-	-	(88,153)	(88,153)	(88,153)
Net income for the year	-	-	-	1,516,004	-	1,516,004	1,516,004
Balance December 31, 2006	80,000,000	80,000	1,466,071	(1,078,960)	53,464	520,575	1,427,851

Balance January 1, 2007	80,000,000	80,000	1,466,071	(1,078,960)	53,464	520,575
Recapitalization transaction	20,110,400	20,110	(356,732)	-	-	(336,622)	-
Stock-based compensation	880,000	880	7,244,409	-	-	7,245,289	-
Private placement of Units, issued for cash	10,330,152	10,330	9,675,667	-	-	9,685,997	-
Private placement of Units	10,709	11	(11)	-	-	-	-
Private placement of Units, issued for cash	825,227	825	3,521,232	-	-	3,522,057	-
Currency translation adjustment	-	-	-	-	3,069	3,069	3,069
Net loss for the period	-	-	-	(12,825,496)	-	(12,825,496)	(12,825,496)
Balance December 31, 2007	112,156,488	112,156	21,550,636	(13,904,456)	56,533	7,814,870	(12,822,427)

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

1.             CORPORATE INFORMATION

The consolidated financial statements of Manas Petroleum Corporation (the “Company”) and its subsidiaries (“the Group”) for the period ended December 31, 2007 were authorized for issue in accordance with a resolution of the directors on March 26, 2008. The Company considers itself as a development stage company since it has not realized any revenues from its planned operations. Accordingly, the Company presents its financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) that apply in establishing operating enterprises. As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date.

The Company, formerly known as Express Systems Corporation, was incorporated in the State of Nevada on July 9, 1988. The Group has a focused strategy on exploration and developing oil and gas resources in Central Asia (subsidiaries in Kyrgyz Republic and Republic of Tajikistan) and in the Balkan Region.

On April 10, 2007, the Company completed the Exchange Transaction whereby it acquired its sole subsidiary DWM Petroleum AG, Baar (DWM) pursuant to an exchange agreement signed in November 2006 whereby 100% of the shares of DWM were exchanged for 80,000,000 common shares of the Company. As part of the closing of the Exchange Transaction the Company issued 800,000 shares as finders’ fees at the closing price of USD 3.20.

The acquisition of DWM has been accounted for as a merger of a private operating company into a non-operating public shell. Consequently, the Company is the continuing legal registrant for regulatory purposes and DWM is treated as the continuing accounting acquirer for accounting and reporting purposes. The assets and liabilities of DWM remained at historic cost. Under US GAAP in transactions involving the merger of a private operating company into a non-operating public shell, the transaction is equivalent to the issuance of stock by DWM for the net monetary assets of the Company, accompanied by a recapitalization. The accounting is identical to a reverse acquisition, except that no goodwill or other intangibles are recorded.

The Group has a focused strategy on exploration and developing oil and gas resources in Central Asia (subsidiaries in Kyrgyz Republic and Republic of Tajikistan) Easter Europe (Albania) and Latin America (Chile).

Operating environment
Kyrgyz Republic & Republic of Tajikistan

In recent years the Kyrgyz Republic and the Republic of Tajikitan have undergone substantial political, economic and social change. As in any emerging market, the Kyrgyz Republic and the Republic of Tajikistan do not possess a well-developed business and regulatory infrastructure that would generally exist in more developed market economies. As a result, operations carried out in the Kyrgyz Republic and the Republic of Tajiki-stan involve significant risks that are not typically associated with those in developed markets.

Albania

DWM, has signed on July 28, 2007 two production sharing contracts (PSCs) with the Albanian Ministry of Economy, Trade and Industry  covering approximately 3,000 km2. The PSCs were ratified by and approved by the Council of Ministers on November 7, 2007.
Albania has made progress on democracy and the rule of law. Some progress has also been achieved regarding human rights and the protection of minorities, and in strengthening property rights. Albania has continued to play a positive role in maintaining regional stability and has contributed to the conclusion of the regional free trade agreement, CEFTA. On the economic front Albania has made progress towards establishing a functioning market economy. Further considerable reform efforts are needed to enable it to cope over the long term with competitive pressures and market forces within the Union. The level of registered unemployment, though still high, continued to decline. Privatisation gained new momentum in 2007.

However, external deficits widened further, mainly due to difficulties in the energy sector. Shortages of qualified staff and poor infrastructure - including energy supply - hold back the development of a private sector that can make sustained contribution to the country's economic development.

As a result, operations carried out in Albania do not carry the same risk magnitude as in our Central Asian projects. However, operations carried out in Albania continue to involve risks that are not typically associated with those in developed markets.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

Chile

On November 14, 2007, a consortium between Manas and Improved Petroleum Recovery won the tender for the Tranquilo block in southern Chile and was awarded an exploration license by the Chilean Mining Ministry.

Mongolia

We entered into a Memorandum of Understanding with Shunkhali Energy, a Mongolian company, under which we have the right to purchase a 90% interest in Shunkhali Energy.  Shunkhali Energy won a bidding round for petroleum exploration in Mongolia for Block XXIII.  This Memorandum of Understanding is not binding and depends on the occurrence of certain events.  As a result, we may not be able to obtain or may decide not to obtain this 90% interest in Shunkhali Energy.

2.              GOING CONCERN

The consolidated financial statements have been prepared on the assumption that the Group will continue as a going concern. The Group has no operating income and therefore will remain dependent upon continued funding from its shareholders or other sources. Our cash balance as of December 31, 2007 was $8,480,771, of which we will use at least $6,100,000 to finance the bank guarantee for the first phase of our work program in Albania, leaving a balance of $2,380,771. The Group’s operating losses since inception were $14,036,680. Based on our expected monthly burn rate per month, we estimate that we have sufficient working capital to fund operations for 4 months.
In order to continue to fund operations after the next four months and implement the growth strategy through the further acquisition of new licenses in particular in Central Asia and the Balkan Region as well as to finance continuing operations, the Group will require further funds. These funds will be raised through additional equity financing.

We are currently in negotiations for a $50 million financing, which we expect to be completed by the end of May 2008. Additionally, we are in negotiations for an immediate mezzanine tranche of $3-5 million in debt. This financing round is expected to be completed by April 30, 2008, which will allow us to fund our operations through to the planned $50million financing. If we are not able to raise the required funds we would consider to farm-out our Albanian project in order to reduce our financial commitments.

3.             ACCOUNTING POLICIES

The Company’s Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures, if any, of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Scope of consolidation

The consolidated financial statements include Manas Petroleum Corporation and all companies in which Manas Petroleum Corporation directly or indirectly controls (over 50% of voting interest). The companies included in the consolidation are listed in Note 7.

Investments in which the Company exercises significant influence, but not control (generally 20 to 50 percent ownership) are accounted for using the equity method.  The Group’s share of earnings or losses is included in consolidated net income and the Group’s share of the net assets is included in long-term assets.

Principles of consolidation

The annual closing date of the individual financial statements is December 31, with all cost and income items being reported in the period to which they relate. Intercompany income and expenses, including unrealized gross profits from internal Group transactions and intercompany receivables, payables and loans, have been eliminated. Companies acquired or divested in the course of the year are included in the consolidated financial statements as of the date of purchase respectively up to the date of sale.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Minority interests consist of the amount of these interests at the date of the original business combination and the minority’s interest in equity since the date of acquisition. Losses applicable to the minority interest in excess of the minority’s interest in the sub-sidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Foreign currency translation

The consolidated financial statements of the Group are presented in US dollars (USD). The parent Company’s functional currency is the US dollar (USD).

Generally, the local currency is used as the functional currency.  The Company’s Swiss subsidiary DWM Petroleum AG changed its functional currency from the Swiss Franc (CHF) into the US dollar (USD) as of January 1, 2007. The change in functional currency was triggered by the signing of an agreement with Santos. Subsequent to the signing of the agreement the majority of the Groups transactions were denominated in USD. Transactions are recorded using the exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the Group’s statement of operations.

Income, expenses and cash flows of the consolidated entities have been translated into US dollars (USD) using an average exchange rate of the period. Assets and liabilities are translated using the period end exchange rates. Translation differences are recorded arising from movements in the exchange rates used to translate equity, retained earnings and other equity components and net income for the year are allocated directly to the cumulative translation differences.

Average Rates	2007	2006	2005
	TJS	CHF	CHF
USD	3.4427	1.2536	1.2458

Balance Sheet period-end rates	2007	2006	2005
	TJS	CHF	CHF
USD	3.4649	1.2198	1.3179
TJS = Tajikistan Somoni

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less (petty cash, bank balances and fiduciary deposits).

Accounts receivable and prepaid expenses

This includes receivables from third parties, value added taxes, withholding taxes, loans to employees, prepaid expenses for goods and services not yet received as well as income from the current year that will not be received until the following year. The carrying amount of these assets approximates their fair value. There is currently no reserve for bad debt.

Tangible fixed assets, computer software and depreciation

Tangible fixed assets (office equipment, vehicles, furniture and leasehold improvements) and computer software are recorded at cost and are depreciated on a straight-line basis over the following estimated useful lives:

Office equipment	4 years
Vehicles	5 years
Furniture	5 years
Leasehold improvements	5 years
Computer software	2 years

Tangible fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The carrying value of a long-lived asset or asset group is considered to be impaired when the undiscounted expected cash flows from the asset or asset group are less than its carrying amount.  In that event, an impairment loss is recognized to the extent that the carrying value exceeds its fair value.  Fair value is determined based on quoted market prices, where available, or is estimated as the present value of the expected future cash flows from the asset or asset group discounted at a rate commensurate with the risk involved.

Leased assets
Assets acquired under capital leases are capitalised and depreciated in accordance with the Group’s policy on property, plant and equipment unless the lease term is shorter.

Rentals payable under operating leases are charged to the income statement on a straight line basis.

            Current liabilities
Current liabilities include current or renewable liabilities due within a maximum period of one year. Current liabilities are carried at their nominal value, which approximates fair market value.

Non-current liabilities

Non-current liabilities include all known liabilities as per year end, which can reliably be quantified with a due date of at least one year after the date of the balance sheet. Non-current liabilities are initially recorded at fair value and are subsequently carried at amortized cost.

Taxes
Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of the Group companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where the Group has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is probable that future profits will be available and the tax loss carry-forward can be utilized.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

The Group recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Group adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition of measurement of its uncertain tax positions. Interest and penalties related to uncertain tax positions are recognized as income tax expense.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The Group’s revenue consists of consulting fees from contracts with fees based on time and materials and are recognized as the services are performed and amounts are earned.  We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured.

Exploration and evaluation costs
For exploration and evaluation costs the successful efforts method is applied.  All current costs represent geological and geophysical exploration costs and have therefore been charged to the statement of operations as incurred.

            Related parties
Parties are considered to be related if one party directly or indirectly controls, is controlled by, or is under common control with the other party, if it has an interest in the other party that gives it significant influence over the party, if it has joint control over the party, or if it is an associate or a joint venture. Senior management of the company or close family members are also deemed to be related parties.

            Pension plans
In accordance with Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”), the Group recognizes the funded status of the defined benefit plans in the balance sheet. Actuarial gains and losses are fully recognized in the statement of operations of the respective period.

            Stock based compensation
The Group accounts for stock-based compensation in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Compensation costs for unvested stock options and awards that were outstanding as at December 31, 2007 are recognized in earnings over the requisite service period based on the grant-date fair value of those options and awards. Fair values of awards granted under the share option plans are estimated at grant or purchase dates using a Black-Scholes option pricing model. The model input assumptions are determined based on available internal and external data sources. The risk free rate used in the model is based on the US treasury rate for the expected contractual term. Expected volatility is based on a weighted basket of historic peer group data.

4.             NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards No. 141(R), Business Combinations, an amendment of FASB Statement No. 141 (“SFAS 141(R)”). As part of the conversion project with the International Accounting Standard Board (IASB) this statement implements new application rules for acquisition accounting such as exclusion of transaction costs from the purchase price allocation and recognition of acquired In-Process Research and Development as an indefinite-lived intangible asset. The standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. Early adoption is not permitted. In the event of a material future acquisition subsequent to the adoption of this standard, a material effect on the Group’s consolidated financial position, results of operations or cash flows may result.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS157”).  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities, expands the required disclosures about fair value measurement and is applicable whenever other standards require assets or liabilities to measured at fair value. However, it does not expand the use of fair value in any circumstances. SFAS 157 is effective for financial instruments in fiscal years beginning after November 15, 2007 and for all other assets and liabilities in fiscal years beginning after November 15, 2008. The Group does not believe that the adoption of this statement related to financial instruments will have a material effect on the Group’s consolidated financial position, results of operations or cash flows. The Group is currently in the process of assessing the impact of the adoption of this statement related to non-financial assets and liabilities.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are adopting the provisions of SFAS No. 159 effective January 1, 2008. The Group is currently assessing the impact of the adoption of SFAS No. 159.

FASB Statement No. 160. Non-controlling Interests in Consolidated Financial Statements. On December 4, 2007 the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact, if any, to the company from the adoption of SFAS in 2009 will depend on the development of our business at that time.
5.             CASH AND CASH EQUIVALENTS

	USD (held in USD)	USD (held in EUR)	USD (held in CHF)	USD (held in other currencies)	USD TOTAL 2007	USD TOTAL 2006
Bank and postal accounts	7,632,292	796	843,196	4,487	8,480,771	1,090,098
Cash and Cash Equivalents	7,632,292	796	843,196	4,487	8,480,771	1,090,098

Cash and cash equivalents are available at Group’s own disposal and there is no restriction or limitation on withdrawal and/or use of these funds. The Group’s cash equivalents are placed with highly credit rated financial institutions. The carrying amount of these assets approximates their fair value.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

6.             TANGIBLE FIXED ASSETS

2006	Office Equipment & Furniture	Vehicles	Leasehold Improvements	Total
	USD	USD	USD	USD
Cost at January 1	42,695	61,424	6,223	110,341
Additions	1,107	-	-	1,107
Disposals	(38,366)	(61,424)	(6,223)	(106,012)
Cost at December 31	5,436	-	-	5,436.44

Accumulated depreciation at January 1	(6,364)	(8,208)	(1,340)	(15,912)
Depreciation	(4,298)	(8,208)		(12,506)
Disposals	9,224	16,416	1,340	26,980
Accumulated depreciation at December 31	(1,438)	-	-	(1,438)

Net book value at December 31	3,998	-	-	3,998

2007	Office Equipment & Furniture	Vehicles	Leasehold Improvements	Total
	USD	USD	USD	USD
Cost at January 1	5,436	-	-	5,436
Recapitalization transaction (Note 1)	3,407	-	-	3,407
Additions	69,001	53,000	42,424	164,425
Disposals	-	-	-	-
Cost at December 31	77,845	53,000	42,424	173,269

Accumulated depreciation at January 1	(1,438)	-	-	(1,438)
Recapitalization transaction (Note 1)	(3,123)	-	-	(3,123)
Depreciation	(5,909)	(9,000)	(724)	(15,633)
Disposals	-	-	-	-
Accumulated depreciation at December 31	(10,471)	(9,000)	(724)	(20,195)

Net book value at December 31	67,374	44,000	41,700	153,074

7.             STOCK COMPENSATION PROGRAM

On May 1, 2007 the board of directors approved the granting of stock options according to a Nonqualified Stock Option Plan. This stock option plan has the purpose (a) to ensure the retention of the services of existing executive personnel, key employees, and directors of the Company or its affiliates; (b) to attract and retain competent new executive personnel, key employees, consultants and directors; (c) to provide incentive to all such personnel, employees, consultants and directors to devote their utmost effort and skill to the advancement and betterment of the Company, by permitting them to participate in the ownership of the Company and thereby in the success and increased value of the Company; and (d) allowing vendors, service providers, consultants, business associates, strategic partners, and others, with or that the board of directors anticipates will have an important business relationship with the Company or its affiliates, the opportunity to participate in the ownership of the Company and thereby to have an interest in the success and increased value of the Company.

This plan constitutes a single “omnibus” plan, the Nonqualified Stock Option Plan (“NQSO Plan”) which provides grants of nonqualified stock options (“NQSOs”). The maximum number of shares of common stock that may be purchased under the plan is 14,000,000.

On May 2, 2007, the Company granted 8,750,000 stock options to employees and consultants at a price of USD 4.00 per share. The closing share price at grant date was USD 3.55, hence the strike price was out-of-the-money. These stock options vest over 36 months with 1/12 vested per quarter. Compensation cost, being the fair value of the options at the grant date, is calculated to be USD 14,880,995 of which USD 1,240,083 will be expensed every quarter as the remainder vest.

On June 1, 2007, the Company granted 1,500,000 stock options to an officer and director at a price of USD 4.90 per share. The strike price represents the closing share price on the grant date. These stock options vest over 36 months with 1/12 vested per quarter. Compensation cost, being the fair value of the options at the grant date, is calculated to be USD 3,933,584 of which USD 327,799 will be expensed every quarter as the remainder vest.

On June 25, 2007, the Company granted 400,000 stock options to an officer at a price of USD 5.50 per share. The strike price represents the closing share price on the grant date. These stock options vest over 36 months with 1/12 vested per quarter. Compensation cost, being the fair value of the options at the grant date, is calculated to be USD 1,185,412 of which USD 98,784 will be expensed every quarter as the remainder vest.

The fair value of all of the options was determined using the Black-Scholes option pricing model using a 6-year expected life of the option, a volatility factor of 50%, a risk-free rate of 5.0% and no assumed dividend rate. The options are vested on a straight line basis.

At the end of December 31, 2007 Manas recorded a total charge of USD 4,278,089 in respect of the equity awards granted under the stock option plan. Of this charge, USD 3,937,485 and USD 340,604 were recorded in personnel costs and consulting fees respectively.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

8.             WARRANTS

As at September 30, 2007, the Company had a total of 12,933,989 warrants outstanding to purchase common stock. Each warrant entitles the holder to purchase one share of the Company’s common stock. The Company has reserved 12,933,989 shares of common stock in the event that these warrants are exercised.

The warrants include 5,170,430 Series A Warrants exercisable at USD 2.00 per share and 5,170,430 Series B Warrants exercisable at USD 4.00 per share; of which all are exercisable at the option of the holder, have no redemption features, and are settled on a physical basis. The Series A Warrants are exercisable at any time following their issuance but will expire on April 10, 2009 to the extent they are not exercised. The Series B Warrants are exercisable at any time following their issuance but will expire on April 10, 2010 to the extent they are not exercised.

The Company has also issued 1,734,613 warrants exercisable at USD 2.00 each pursuant to the issuance of a private placement unit offering. These warrants expire on April 10, 2010.

The Company has also issued 825,227 warrants exercisable at USD 5.50 each pursuant to the issuance of a private placement unit offering. These warrants expire on July 31, 2009.

The Company has also issued 33,289 warrants exercisable at USD 4.50 each pursuant to the issuance of a private placement unit offering. These warrants expire on July 31, 2009.

9.             RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Manas Petroleum Corporation and the entities listed in the following table:

		Equity share	Equity share
	Country	31 Dec 2007	31 Dec 2006
DWM Petroleum AG, Baar (1)	Switzerland	100%	(Note 1)
Manas Petroleum AG, Baar (2)	Switzerland	100%	-
JSC South Petroleum Company, Jalalabat (3)	Kyrgyz Republic	25%	25%
CJSC Somon Oil Company, Dushanbe(4)	Rep of Tajikistan	90%	90%

1) Including Branch in Albania
2) Founded in 2007
3) JSC South Petroleum Company was founded by DWM Petroleum AG; equity method investee that is not consolidated
4) CJSC Somon Oil Company was founded by DWM Petroleum AG

The ultimate owner of the Group is the management of the Group (59%). Ownership and voting right percentages in the subsidiaries stated above are identical to the equity share.

On October 4, 2006 a contract was signed with Santos International Holdings PTY Ltd. to sell a 70% interest in JSC South Petroleum Company, Jalalabat for a payment of $4,000,000, a two phase work program totalling $53,500,000 (Phase 1: $11,500,000, Phase 2: $42,000,000), additional working capital outlays of $1,000,000 per annum and an earn-out of $1,000,000 to be settled in shares of Santos International Holdings PTY Ltd if Santos elects to enter into Phase 2 of the work program. If Santos does not exercise the option to enter into Phase 2, the 70% interest is returned to DWM at no cost.

In the event Santos spends in excess of $43,000,000 on the appraisal wells, the Company would be obligated to pay 30% of the excess expenditure.

The transaction with Santos was completed November 13, 2006. The Consolidated Financial Statements of the Group include the operational results of JSC South Petroleum Company, Jalalabat until November 13; for the balance of the year, the investment in this company qualified as an associate and was accounted for applying the equity method.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

JSC South Petroleum Company summarized financial information:
The following summarized financial information (in USD thousand) as of December 31, 2007 and 2006 and for the period from January 1 to December 31, 2007 and 2006 is presented for JSC South Petroleum Company which is an equity method investee that is not consolidated:

(in USD thousands)	2007	2006
Current assets	498	90
Non-current assets	135	62
Current liabilities	38	38
Non-current liabilities	1500	35
Gross revenues	0	0
Gross profit	0	0
Loss from continuing operations	989	98
Net loss	989	98

On December 7, 2006 the Company entered into a Farm-In Agreement with Kyrgyz NefteGaz to purchase 50% of their 10% interest in CJSC South Petroleum Company for KGS 10,005,000 (USD 241,375). At title transfer, the Company paid KGS 2,005,000 (USD 48,372) and within 1 year after the transaction date the balance of KGS 8,000,000 (USD 193,003) was due. This balance was fully paid prior to the due date. According to the Farm-In Agreement DWM must carry the exploration costs of Kyrgyz NefteGaz if a discovery is made and is commercially viable.

CJSC Somon Oil (Tajikistan) – (“Somon”)

On December 10, 2007 DWM Petroleum AG (100% subsidiary of Manas) (DWM) & Santos International Ventures Pty Ltd. (Santos) entered into an Option Agreement under which Santos has a unilateral option to elect for the those parties to execute at a later stage, a Farm In Agreement  For a 70% interest in DWM’s “West” (area Navobod-Obchai Kalacha) Tajikistan License and a proposed North Tajik licence. Manas expects the North Tajik Licence to be granted to Somon in the near future.

Under the Option Agreement Santos will pay an amount equivalent to the seismic acquisition costs in the Tajik area approximately USD1.3 million in consideration for a call option to farm in to Somon's prospecting licences. The Option may be exercised by Santos any time during the option period. The option period commences on the date of the option agreement and expires after 6 months unless extended due to certain conditions not being met. The conditions to be met are as follows:

1.        Somon must have been granted exclusive rights to develop any field development covered by the Petroleum Licenses;
2.        A royalty or profit sharing agreement is entered into between Somon and the Tajik Authorities; and
3.        Santos must have Board approval.

Santos has only a period of 3 months after (1) and (2) above are satisfied, to satisfy (3) above.

In connection with the option agreement, DWM’s subsidiary Somon has entered into a seismic agreement with Saratovneftegeofizika (SNG) under which SNG is to carry out approximately 110 km of 2d seismic acquisition in Tajikistan (Seismic Agreement). The Seismic Agreement underlies the option agreement and is designed to meet a condition set by the Tajik authorities, whereby once work has commenced in the West licence, an additional licence area, the North Tajik license, may be granted to Somon.

In the event that Santos elects to exercise its option, Somon, DWM and Santos will execute the Farm-in Agreement under which future funding obligations are set out over three phases. Santos obligations will include costs associated with the acquisition of additional 2d seismic (Phase 1), the drilling of a number of exploration wells (Phase 2) and further appraisal drilling (Phase 3). Santos may elect to withdraw at the completion of Phase 2.

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year:

Board of directors	01.01.-12.31.07	01.01.-12.31.06
	USD	USD
Payments to a director for office rent	115,210	95,721
Payments to related companies controlled by directors for rendered consulting services	187,769	408,740

	12.31.07	12.31.06
	USD	USD
Loan from a director	39,329	409,920

The loans granted from related parties are perpetual loans with indefinite maturity and bear interest based on market conditions. Consulting services by related parties are performed for a fee. The agreement with the company controlled by the director was cancelled on August 31, 2007.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

10.             TAXES

	Year ended 12.31.2007
	USD	USD
Current tax expense	(826)	(718)

Tax expense for the year	(826)	(718)

Domestic income tax is calculated at 35% for 2007 (United States) and at 16.2% for 2006 (Switzerland) of the estimated assessable profit for the year.
Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total change for the year can be reconciled to the accounting profit as follows:

	Year ended 12.31.2007
	USD	USD

Income / (loss) before tax	(12,824,670)	1,559,945

Tax benefit/(expense) at the domestic income tax rate (2007 USA - 35%, 2006 Switzerland - 16.2%)	4,488,634	(245,593)
Non-deductible stock compensation expense	(2,535,851)	-
Valuation allowance (increase)/decrease	(1,738,609)	245,593
Differences in tax rates	(214,174)	-
Other tax effects	(826)	(718)

Effective tax expenses for the year	(826)	(718)

The Group changed its domestic tax domicile from Switzerland to the United States in April 2007 (change of tax domicile of the ultimate Parent of the Group).

Maturity of tax-deductible loss carry forward:

USD
2014	2,998,493
2026	869,600
2027	2,709,979
Total tax-deductible loss carry forward	6,578,072

Deferred tax assets:

	2007	2006
	USD	USD
Deferred tax assets from operating loss carry forwards	1,738,609	-

Valuation allowance for deferred tax assets	(1,738,609)	-

Total deferred tax assets	-	-

The Company assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criteria under SFAS 109, records a valuation allowance against its deferred tax assets. The Company considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

As of January 1, 2007, the Group adopted FIN 48 and the effect of adoption was not material. As of January 1, 2007 and as of December 31, 2007 the total uncertain tax positions were zero. We have not identified any tax positions for which it is reasonably possible that a significant change will occur during the next 12 months.

The Group files taxes in Switzerland and the United States of America.  The years open to examination are 2006 and 2007.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

11.             ISSUED CAPITAL AND RESERVES

Shares Manas Petroleum Corporation	31-Dec-07	31-Dec-06
Total number of authorised shares	300,000,00	80,000,000
~~Total of~~ Total number of fully paid in shares	112,156,488	80,000,000
Par value per share (in USD)	0.001	0.001
Total ~~Share Cpaital~~ share capital (in USD)	112,156	80,000

All shares are common shares. There are no different share categories. The shares are quoted on a stock exchange.

12.             COMMITMENTS & CONTINGENT LIABILITIES

Legal actions and claims (Kyrgyz Republic, Republic of Tajikistan and Albania)

In the ordinary course of business, the associate / subsidiaries or branches in the Kyrgyz Republic, Republic of Tajikistan and Albania may be subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the associate / subsidiaries in the Kyrgyz Republic, Republic of Tajikistan and Albania. At December 31, 2007 there have been no legal actions threatened or actual against the associate / subsidiaries or branches in the Kyrgyz Republic, Republic of Tajikistan and Albania.

Management believes that the associate / subsidiaries or branches in the Kyrgyz Republic, Republic of Tajikistan and Albania are in substantial compliance with the tax laws affecting its operations. However, the risk remains that relevant authorities could take differing positions with regards to interpretative issues.

License agreements held by CJSC South Petroleum Company  (Kyrgyz Republic)

According to the new updated Licenses the minimum investments are as follows:

License Name	Years 2007 - 2008		Years 2009 - 2010
	KGS	USD	KGS	USD
Tuzluk	14,750,000	409,722	14,400,000	400,000
West Soh	10,000,000	277,778	7,400,000	205,556
Nanay	5,480,000	152,222
Naushkent	3,500,000	97,222
Soh	15,250,000	423,611	14,400,000	400,000

License agreements held by CJSC Somon Oil  (Republic of Tajikistan)

According to the License Agreement the minimum investment is as follows:

License Name	2007	2008	2009	2010	2011	2012	2013
	USD	USD	USD	USD	USD	USD	USD
West License	410,000	720,000	1,500,000	1,780,000	3,550,000	4,510,000	2,530,000

License agreements held by DWM Petroleum AG Albania Branch

According to the signed Production Sharing Contracts (PSCs) the minimum investment is as follows:

Each PSC covers two blocks and sets out minimum work and expenditure requirements for three phases.  The programs for each set of blocks are mostly identical.  If all three phases under the agreements are completed, they will take seven years to complete and will require a minimum expenditure of $15,620,000 for each set of blocks if we complete all three phases.

Production Sharing Contract	Years 2008 - 2011	Year 2012 - 2013	Year 2014 - 2016
	USD	USD	USD
PSC 1 (Block A&B)	3,020,000	6,300,000	6,300,000
PSC 2 (Blocks D&E)	3,050,000	6,300,000	6,300,000

Chile Project (Joint Consortium IPR –Mans Petroleum Corp.)

On November 21, 2007, our consortium was awarded the onshore Tranquilo Block by ENAP (Empresa Nacional del Petrуleo-Chile) in the first exploration round in Chile, although this award has yet to be memorialized in a final document with the Chilean Ministry. The block, the largest among the 10 exploration blocks offered (6,760 km2) is situated in the Magallanes Basin in the southern part of Chile, with high exploration potential acreage with fields and infrastructure nearby. We anticipate the contract with the government of Chile (“CEOP”) to be finalized in the coming months.  It should set out three exploration periods of three, two and two years, respectively, and a production period of 25 years. The minimum exploration commitment by the Manas-IPR Consortium in Phase I will be US$ 14.36 million, of which we will be responsible for half of this commitment and IPR will be responsible for the other half. IPR is the designated operator of the block. The total minimum outlay for the exploration project in Chile will be $33,200,000, of which we will be responsible for half of this commitment and IPR will be responsible for the other half.

The Group has entered into operating leases as lessee for three cars for related parties. Expenses for these items totalled USD 25’972 for the period from January 1, 2007 to December 31, 2007 (USD 9,207 in 2006). Future net lease payments are:

	2007	2006
	USD	USD
Within 1 year	41,530	9,948
Between 2 and 5 years	86,299	4,972
After 5 years	-	-
Total future commitments	127,829	14,920

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the two years ended December 31, 2007

13.             PERSONNEL COSTS AND EMPLOYEE BENEFIT PLANS

	2007	2006
	USD	USD
Wages and salaries	5,626,449	142,902
Social security contributions	55,387	19,038
Pension fund contribution	35,478	4,076
Pension surplus	-62,279
Other personnel expenses	1,691	799
Total Personnel Costs	5,656,726	166,815

Defined Benefit Plan

The Company maintains a Swiss defined benefit plans for 2 of its employees since the 4th quarter of 2007. The plan is part of an independent collective fund which provides pensions combined with life and disability insurance. The assets of the funded plan are held independently of the Company’s assets in legally distinct and independent collective trust fund which serves various unrelated employers. The fund’s benefit obligations are fully insured by AXA Winterthur Insurance Company. The plan is valued by independent actuaries using the projected unit credit method. The liabilities correspond to the projected benefit obligations of which the discounted net present value is calculated based on years of employment, expected salary increases, and pension adjustments.

The actuarial valuation was carried out as of December 31, 2007. The amounts recognized in the Consolidated Balance Sheets, shown in other non-current assets, as at December 31, 2007 were determined as follows:

12/31/2007
USD
Fair value of plan assets	76,009
Projected benefit obligation	-13,730

Net asset in balance sheet	62,279

The following table provides the weighted average assumptions used to calculate net periodic benefit cost and the actuarial present value of projected benefit obligations:

Assumptions at Year-End	12/31/2007

Discount rate	3.50%
Expected rate of return on plan assets	2.75%
Salary increases	1.00%

Future benefits, to the extent that they are based on compensation, include assumed salary increases, as presented above, consistent with past experience and estimates of future increases in the Swiss industrial labor market.

Net periodic pension cost has been included in the Company’s results as follows:

Pension Costs	12/31/2007
USD

Net service cost	6,175
Interest cost	132
Expected return on assets	-1,016
Amortization of net (gain)/loss	0

Net periodic pension cost	5,290

The defined benefit plan has been established during the fourth quarter of the 2007 financial year. Therefore the amounts recognized and presented above fully reflect the movements, the changes in the obligations (starting with Nil) and the plan assets (starting with Nil) in 2007.

100% of the assets are held under the collective contract by the plan’s insurer AXA Winterthur Insurance Company and are invested in a mix of Swiss and international bond and equity securities within the limits prescribed by the Swiss Pension Law.

The expected future cash flows to be paid by the Group in respect of the pension plan as of December 31 were as follows:

USD

Employer contributions

2008	13,812

Expected future benefit payments

2008	-
2009	-
2010	-
2011	-
2012	-

14.             EARNINGS PER SHARE

Earnings / (loss) per share is calculated as Net income / (loss) for the year ended on December 31, 2006 and 2007 divided by 100,110,400 and 108,614,213 outstanding shares, respectively.

15.             SEGMENT INFORMATION
The chief operating decision maker ("CODM") is the Group CEO.  Neither the CODM, management, nor the directors receive disaggregated financial information about the locations in which exploration is occurring.  Therefore, the Group considers that it has only one reporting segment.  The majority of our long lived assets are located in Switzerland.

16.             SUBSEQUENT EVENT

No subsequent events have occurred, which are expected to have a material effect on the Company’s accounting policies or financial statements

MANAS PETROLEUM COMPANY (A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

CONDENSED CONSOLIDATED BALANCE SHEETS

	03.31.2008	12.31.2007
	USD	USD

ASSETS

Cash and cash equivalents	6,556,581	8,480,771
Accounts receivable	183,170	148,346
Prepaid expenses	99,656	125,923

Total current assets	6,839,406	8,755,040

Tangible fixed assets	168,476	153,074
Investment in associate	238,304	238,304
Other non-current assets	62,279	62,279

Total non-current assets	469,059	453,657

TOTAL ASSETS	7,308,465	9,208,697

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank overdraft	463	2,305
Accounts payable	109,206	110,156
Accrued expenses Albania fees	-	400,000
Accrued expenses VAT	329,144	264,984
Accrued expenses Professional fees	490,894	408,862
Other accrued expenses	160,314	168,192

Total current liabilities	1,090,020	1,354,499

Loan owed to a shareholder	27,979	39,329

Total non-current liabilities	27,979	39,329

TOTAL LIABILITIES	1,118,000	1,393,828

Common stock (300,000,000 shares authorized, USD 0.001 par value, 113,526,381 and 112,156,488 shares, respectively, issued and outstanding)	113,526	112,156
Additional paid-in capital	26,086,846	21,550,636
Deficit accumulated during the development stage	(20,068,062)	(13,904,456)
Accumulated other comprehensive income	58,154	56,533

Total shareholders' equity	6,190,466	7,814,870

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,308,465	9,208,697

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended		Period from
			05.25.2004
			(Inception) to
	03.31.2008	03.31.2007	03.31.2008
	USD	USD	USD

OPERATING REVENUES

Other revenues	-	-	740,409

Total revenues	-	-	740,409

OPERATING EXPENSES

Personnel costs	(2,565,657)	(21,741)	(8,559,792)
Exploration costs	(261,612)	-	(1,636,594)
Depreciation	(9,684)	(235)	(56,316)
Consulting fees	(2,811,271)	(196,406)	(6,543,350)
Administrative costs	(622,946)	(206,765)	(8,115,505)

Total operating expenses	(6,271,171)	(425,147)	(24,911,557)

Gain from sale of investment	-	-	3,864,197
Loss from sale of investment	-	-	(900)

OPERATING LOSS	(6,271,171)	(425,147)	(20,307,850)

NON-OPERATING INCOME / (EXPENSE)

Exchange differences	61,938	(21,706)	(27,005)
Interest income	49,251	5,375	392,601
Interest expense	(2,686)	(2,149)	(84,325)

Loss before taxes and equity in net loss of associate	(6,162,668)	(443,626)	(20,026,580)

Taxes	(937)	(135)	(2,611)
Equity in net loss of associate	-	-	(24,523)
Minority interest in net income	-	-	(18,700)

Net loss	(6,163,605)	(443,760)	(20,072,414)

Weighted average number of outstanding shares	112,577,994	100,110,400	103,118,891

Basic and diluted loss per share	(0.05)	(0.00)	(0.19)

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	For the three months ended		Period from
			05.25.2004
			(Inception) to
	03.31.2008	03.31.2007	03.31.2008
OPERATING ACTIVITIES	USD	USD	USD

Net loss for the period	(6,163,605)	(443,760)	(20,072,414)

To reconcile net loss to net cash outflow from
operating activities

Minority interest in net income	-	-	18,700
Gain from sale of investment	-	-	(3,864,197)
Loss from sale of investment	-	-	900
Equity in net loss of associate	-	-	24,523
Depreciation	9,684	235	56,316
Exchange differences	(61,938)	21,706	27,005
Stock-based compensation	4,537,580	-	11,782,869
Increase in receivables	(8,557)	(21,242)	(277,631)
Increase in other non-current assets	-	-	(62,279)
Decrease in accounts payables	(950)	(34,997)	(427,116)
(Decrease) / increase in accrued expenses	(261,686)	(33,667)	908,930

Cash flow from operating activities	(1,949,471)	(511,726)	(11,884,393)

INVESTING ACTIVITIES

Purchase of tangible fixed assets and computer software	(25,086)	-	(303,834)
Sale of tangible fixed assets and computer software	-	-	79,326
Proceeds from sale of investment	-	-	4,000,000
Acquisition of investment in associate	-	-	(67,747)

Cash flow from investing activities	(25,086)	-	3,707,745

FINANCING ACTIVITIES

Contribution share capital founders	-	-	80,019
Issuance of units	-	-	13,208,055
Cash arising on recapitalization	-	-	6,510
Shareholder loan repaid	(11,350)	(206,739)	(3,357,853)
Shareholder loan raised	-	-	4,653,720
(Decrease) / increase in bank overdraft	(1,842)	3,993	463

Cash flows from financing activities	(13,192)	(202,745)	14,590,913

Net change in cash and cash equivalents	(1,987,749)	(714,471)	6,414,265

Cash and cash equivalents at the beginning of the period	8,480,771	1,090,098	-
Currency translation effect on cash and cash equivalents	63,559	(21,749)	142,316

Cash and cash equivalents at the end of the period	6,556,581	353,878	6,556,581

Supplement schedule of non-cash investing and financing activities:

Forgiveness of debt by shareholder			1,466,052
Deferred consideration for interest in CJSC South Petroleum Co.			193,003
Warrants issued to pay placement commission expenses		2,689,910	2,689,910

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY / (DEFICIT)

SHAREHOLDERS' EQUITY / (DEFICIT)	Number of Shares	Share Capital	Additional paid-in capital	Deficit accumulated during the development stage	Accumulated Other Compre-hensive Income (Loss)	Total share-holders' equity / (deficit)	Compre-hensive Income (Loss)

Balance May 25, 2004	-	-	-	-	-	-	-
Contribution share capital from founders	80,000,000	80,000	19	-	-	80,019	-
Currency translation adjustment	-	-	-	-	(77,082)	(77,082)	(77,082)
Net loss for the period	-	-	-	(601,032)	-	(601,032)	(601,032)
Balance December 31, 2004	80,000,000	80,000	19	(601,032)	(77,082)	(598,095)	(678,114)

Balance January 1, 2005	80,000,000	80,000	19	(601,032)	(77,082)	(598,095)
Currency translation adjustment	-	-	-		218,699	218,699	218,699
Net loss for the year	-	-	-	(1,993,932)	-	(1,993,932)	(1,993,932)
Balance December 31, 2005	80,000,000	80,000	19	(2,594,964)	141,617	(2,373,328)	(1,775,233)

Balance January 1, 2006	80,000,000	80,000	19	(2,594,964)	141,617	(2,373,328)
Forgiveness of debt by major shareholder	-	-	1,466,052	-	-	1,466,052	-
Currency translation adjustment	-	-	-	-	(88,153)	(88,153)	(88,153)
Net income for the year	-	-	-	1,516,004	-	1,516,004	1,516,004
Balance December 31, 2006	80,000,000	80,000	1,466,071	(1,078,960)	53,464	520,575	1,427,851

Balance January 1, 2007	80,000,000	80,000	1,466,071	(1,078,960)	53,464	520,575
Recapitalization transaction	20,110,400	20,110	(356,732)	-	-	(336,622)	-
Stock-based compensation	880,000	880	7,244,409	-	-	7,245,289	-
Private placement of Units, issued for cash	10,330,152	10,330	9,675,667	-	-	9,685,997	-
Private placement of Units	10,709	11	(11)	-	-	-	-
Private placement of Units, issued for cash	825,227	825	3,521,232	-	-	3,522,057	-
Currency translation adjustment	-	-	-	-	3,069	3,069	3,069
Net loss for the year	-	-	-	(12,825,496)	-	(12,825,496)	(12,825,496)
Balance December 31, 2007	112,156,488	112,156	21,550,636	(13,904,456)	56,533	7,814,870	(12,822,427)

Balance January 1, 2008	112,156,488	112,156	21,550,636	(13,904,456)	56,533	7,814,870
Stock-based compensation	1,369,893	1,370	4,536,211	-	-	4,537,580	-
Currency translation adjustment	-	-	-	-	1,621	1,621	1,621
Net loss for the period	-	-	-	(6,163,605)	-	(6,163,605)	(6,163,605)
Balance March 31, 2008	113,526,381	113,526	26,086,846	(20,068,062)	58,154	6,190,466	(6,161,984)

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the three months ended March 31, 2008 and March 31, 2007

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Manas Petroleum Corporation ("Manas" or the “Company") and its subsidiaries (the “Group”) for the three months ended March 31, 2008 have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. These Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto, included in the Group's Annual Report on Form 10-KSB for the year ended December 31, 2007.

The Company considers itself as a development stage company since it has not realized any revenues from its planned operations. As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date.

The Company, formerly known as Express Systems Corporation, was incorporated in the State of Nevada on July 9, 1988. The Group has a focused strategy on exploration and developing oil and gas resources in Central Asia (subsidiaries in Kyrgyz Republic and Republic of Tajikistan), in the Balkan Region as well as in Latin America.

On April 10, 2007, the Company completed the Exchange Transaction whereby it acquired its sole subsidiary DWM Petroleum AG, Baar (DWM) pursuant to an exchange agreement signed in November 2006 whereby 100% of the shares of DWM were exchanged for 80,000,000 common shares of the Company. As part of the closing of the Exchange Transaction the Company issued 800,000 shares as finders’ fees at the closing price of USD 3.20.

The acquisition of DWM has been accounted for as a merger of a private operating company into a non-operating public shell. Consequently, the Company is the continuing legal registrant for regulatory purposes and DWM is treated as the continuing accounting acquirer for accounting and reporting purposes. The assets and liabilities of DWM remained at historic cost. Under US GAAP in transactions involving the merger of a private operating company into a non-operating public shell, the transaction is equivalent to the issuance of stock by DWM for the net monetary assets of the Company, accompanied by a recapitalization. The accounting is identical to a reverse acquisition, except that no goodwill or other intangibles are recorded.

The Group has a focused strategy on exploration and developing oil and gas resources in Central Asia (subsidiaries in Kyrgyz Republic and Republic of Tajikistan), Eastern Europe (Albania) and Latin America (Chile).

Operating environment

Kyrgyz Republic & Republic of Tajikistan

In recent years the Kyrgyz Republic and the Republic of Tajikistan have undergone substantial political, economic and social change. As in any emerging market, the Kyrgyz Republic and the Republic of Tajikistan do not possess a well-developed business and regulatory infrastructure that would generally exist in more developed market economies. As a result, operations carried out in the Kyrgyz Republic and the Republic of Tajikistan involve significant risks that are not typically associated with those in developed markets. The accompanying financial statements of the Group do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the financial statements of the Group when they become known and estimable.

Albania
DWM, has signed on July 28, 2007 two production sharing contracts (“PSCs”) with the Albanian Ministry of Economy, Trade and Industry covering approximately 3,000 km2. The PSCs were ratified by and approved by the Council of Ministers on November 7, 2007.

Albania has made progress on democracy and the rule of law. Some progress has also been achieved regarding human rights and the protection of minorities, and in strengthening property rights. Albania has continued to play a positive role in maintaining regional stability and has contributed to the conclusion of the regional free trade agreement, CEFTA. On the economic front Albania has made progress towards establishing a functioning market economy. Further considerable reform efforts are needed to enable it to cope over the long term with competitive pressures and market forces within the European Union. The level of registered unemployment, though still high, continued to decline. Privatization gained new momentum in 2007.

However, external deficits widened further, mainly due to difficulties in the energy sector. Shortages of qualified staff and poor infrastructure - including energy supply - hold back the development of a private sector that can make sustained contribution to the country's economic development.

As a result, operations carried out in Albania do not carry the same risk magnitude as in our Central Asian projects. However, operations carried out in Albania continue to involve risks that are not typically associated with those in developed markets. The accompanying financial statements of the Group do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the financial statements of the Group when they become known and estimable.

Chile
On November 14, 2007, a consortium between Manas and Improved Petroleum Recovery (IPR) won the tender for the Tranquilo block in southern Chile and was awarded an exploration license by the Chilean Mining Ministry. During the first quarter, ending March 31, 2008, IPR and Manas were in the process of discussing farm-out opportunities with various parties as well as initiating the process to finalize the CEOP (Special Operating Agreement) with the Chilean Government.

Sound economic policies, maintained consistently since the 1980s in Chile, which have contributed to steady growth, reduced poverty rates by over half, and have helped secure the country's commitment to democratic and representative government. Chile has increasingly assumed regional and international leadership roles befitting its status as a stable, democratic nation.

Furthermore, the country has a market-oriented economy characterized by a high level of foreign trade. During the early 1990s, Chile's reputation as a role model for economic reform was strengthened when the democratic government of Patricio Aylwin - which took over from the military in 1990 - deepened the economic reform initiated by the military government. Growth in real GDP averaged 8% during 1991-97, but fell to half that level in 1998 because of tight monetary policies implemented to keep the current account deficit in check and because of lower export earnings - the latter a product of the global financial crisis. A severe drought exacerbated the recession in 1999, reducing crop yields and causing hydroelectric shortfalls and electricity rationing, and Chile experienced negative economic growth for the first time in more than 15 years. Despite the effects of the recession, Chile maintained its reputation for strong financial institutions and sound policy that have given it the strongest sovereign bond rating in South America. Between 2000 and 2007 growth ranged between 2%-6%. Throughout these years Chile maintained a low rate of inflation with GDP growth coming from high copper prices, solid export earnings (particularly forestry, fishing, and mining), and growing domestic consumption. President Bachelet in 2006 established an Economic and Social Stabilization Fund to hold excess copper revenues so that social spending can be maintained during periods of copper shortfalls. This fund probably surpassed $20 billion at the end of 2007.

Chile continues to attract foreign direct investment, but most foreign investment goes into gas, water, electricity and mining. Unemployment has exhibited a downward trend over the past two years, dropping to 7.8% and 7.0% at the end of 2006 and 2007, respectively. Chile deepened its longstanding commitment to trade liberalization with the signing of a free trade agreement with the US, which took effect on 1 January 2004. Chile claims to have more bilateral or regional trade agreements than any other country. It has 57 such agreements (not all of them full free trade agreements), including with the European Union, Mercosur, China, India, South Korea, and Mexico.

As a result, operations carried out in Chile do not carry the same risk magnitude as in our Central Asian projects. However, operations carried out in Chile continue to involve risks that are not typically associated with those in developed markets. The accompanying financial statements of the Group do not include any adjustments that may result from the future clarification of these uncertainties. Such adjustments, if any, will be reported in the financial statements of the Group when they become known and estimable.

Mongolia
We entered into a Memorandum of Understanding (MoU) with Shunkhali Energy, a Mongolian company, under which we have the right to purchase a 90% interest in Shunkhali Energy. Shunkhali Energy won a bidding round for petroleum exploration in Mongolia for Block XXIII. This MoU is not binding and depends on the occurrence of certain events. As a result, we may not be able to obtain or may decide not to obtain this 90% interest in Shunkhali Energy.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the three months ended March 31, 2008 and March 31, 2007

2. GOING CONCERN

The consolidated financial statements have been prepared on the assumption that the Group will continue as a going concern. The Group has no operating income and therefore will remain dependent upon continued funding from its shareholders or other sources. Our cash balance as of March 31, 2008 was $6,556,581, of which we will use at least $5,857,440 to finance the bank guarantee for the first phase of our work program in Albania (covering the seismic and geological and geophysical (G&G) costs in Albania), leaving a balance of $699,141. We are currently in negotiations for an up to $80 million financing, which we expect to be completed by the end of June 2008. In the meantime, we received $2 million of mezzanine bridge financing as of April 30, 2008 and an additional $ 2 million has been committed by two different parties. This mezzanine bridge financing will allow us to fund our operations through to the planned $80 million financing. If we are not able to raise the required funds we would consider a  farm-out of our Albanian project in order to reduce our financial commitments.

In order to continue to fund operations after the next month and implement our growth strategy through the further acquisition of new licenses in particular in Central Asia and the Balkan Region as well as to finance continuing operations, the Group will require further funds. These funds will be raised through additional equity and/or debt financing.

3. ACCOUNTING POLICIES

The Group’s Consolidated Financial Statements are prepared in accordance with US GAAP. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures, if any, of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The accompanying financial data as of March 31, 2008 and for the three months ended March 31, 2008 and 2007 has been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

The complete accounting policies followed by the Group are set forth in Note 3 to the audited consolidated financial statements contained in the Group's Annual Report on Form 10-KSB for the year ended December 31, 2007.

In the opinion of management, all adjustments (which include normal recurring adjustments, except as disclosed herein) necessary to present a fair statement of financial position as of March 31, 2008, results of operations for the three months ended March 31, 2008 and 2007 and cash flows for the three months ended March 31, 2008 and 2007, as applicable, have been made. The results of operations for the three months ended March 31,2008 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

4. NEW ACCOUNTING STANDARDS: NOT YET ADOPTED

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS157”).  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities expands the required disclosures about fair value measurement and is applicable whenever other standards require assets or liabilities to measure at fair value. However, it does not expand the use of fair value in any circumstances. SFAS 157 is effective for non-financial assets and liabilities in fiscal years beginning after November 15, 2008. The Group is currently in the process of assessing the impact of the adoption of this statement related to non-financial assets and liabilities.

FASB Statement No. 160. Non-controlling Interests in Consolidated Financial Statements. On December 4, 2007 the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact, if any, to the company from the adoption of SFAS in 2009 will depend on the development of our business at that time.

5. TANGIBLE FIXED ASSETS

2008	Office Equipment & Furniture	Vehicles	Leasehold Improvements	Total
	USD	USD	USD	USD
Cost at January 1	77,845	53,000	42,424	173,269
Additions	20,135	-	4,952	25,086
Disposals	-	-	-	-
Cost at March 31	97,980	53,000	47,376	198,355

Accumulated depreciation at January 1	(10,471)	(9,000)	(,724)	(20,195)
Depreciation	(4,748)	(2,650)	(2,287)	(9,684)
Disposals	-	-	-	-
Accumulated depreciation at March 31	(15,218)	(11,650)	(3,010)	(29,879)

Net book value at March 31	82,761	41,350	44,365	168,476

6. STOCK COMPENSATION

On February 1, 2008, the Company granted 1,000,000 stock options to officers at a price of USD 2.10 per share. The strike price represents the closing share price on the grant date. These stock options vest over 36 months with 1/12 vested per quarter. Compensation cost, being the fair value of the options at the grant date, is calculated to be USD 1,127,410 of which USD 93,951 will be expensed every quarter as the remainder vest.

The fair value of all of the options was determined using the Black-Scholes option pricing model using a 6-year expected life of the option, a volatility factor of 50%, a risk-free rate of 5.0% and no assumed dividend rate.

On March 3, 2008, the Company granted 150,000 shares to employees in Albania and 1,219,893 shares to consultants as payment for services (market price at grant date USD 2.05 per share). Compensation costs is calculated to be USD 2,808,281. Of this charge, USD 307,500 and USD 2,500,781 were recorded in personnel costs and consulting fees respectively.

At the end of March 31, 2008 Manas recorded a total charge of USD 4,568,898 in respect of the equity awards granted under the stock compensation and stock option plan. Of this charge, USD 1,940,565 and USD 2,628,332 were recorded in personnel costs and consulting fees respectively.

MANAS PETROLEUM CORPORATION
(A DEVELOPMENT STAGE COMPANY)
 CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the three months ended March 31, 2008 and March 31, 2007

7. RELATED PARTY DISCLOSURE

The ultimate owner of the Group is the management of the Group (56%). Ownership and voting right percentages in the subsidiaries stated above are identical to the equity share.

The following table provides the total amount of transactions, which have been entered into with related parties for the period:

Board of directors	01.01.-03.31.08	01.01.-03.31.07
	USD	USD
Payments to a director for office rent	42,959	-
Payments to related companies controlled by directors for rendered consulting services	-	138,079

	03.31.08	03.31.07
	USD	USD
Loan from a director	27,979	203,182

The loans granted from related parties are perpetual loans with indefinite maturity and bear interest based on market conditions. Consulting services by related parties are performed for a fee. This agreement with the company controlled by the director was cancelled on August 31, 2007.

8. COMMITMENTS & CONTINGENT LIABILITIES

Legal actions and claims (Kyrgyz Republic, Republic of Tajikistan and Albania)
In the ordinary course of business, the associate/subsidiaries or branches in the Kyrgyz Republic, Republic of Tajikistan and Albania may be subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the associate/subsidiaries in the Kyrgyz Republic, Republic of Tajikistan and Albania. At March 31, 2008 there have been no legal actions threatened or actual against the associate/subsidiaries or branches in the Kyrgyz Republic, Republic of Tajikistan and Albania.

Management believes that the associate/subsidiaries or branches in the Kyrgyz Republic, Republic of Tajikistan and Albania are in substantial compliance with the tax laws affecting its operations. However, the risk remains that relevant authorities could take differing positions with regards to interpretative issues.

9. PERSONNEL COSTS AND EMPLOYEE BENEFIT PLANS

	March 31, 2008	March 31, 2007
	USD	USD
Wages and salaries	2,516,489	16,459
Social security contributions	26,179	3,602
Pension fund contribution	22,989	989
Other personnel expenses	0	691
Total Personnel Costs	2,565,657	21,741

	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
	USD	USD	USD
Wages and salaries	5,626,449	142,902	125,033
Social security contributions	55,387	19,038	22,193
Pension fund contribution	35,478	4,076	397
Other personnel expenses	1,691	799	-
Total Personnel Costs	5,719,005	166,815	147,623

10. EARNINGS PER SHARE

Loss per share is calculated as Net loss for the three months ended March 31, 2008 and 2007 divided by 112,577,994 and 100,110,400 outstanding shares, respectively.

11. SUBSEQUENT EVENTS

To fund our operations, we have successfully negotiated a mezzanine tranche of bridge financing (debenture note) and raised $2 million as of April 30, 2008. An additional $2 million have been committed by two different parties.

On April 28, 2008, Manas entered into a farm-out agreement for its Chilean project.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
AND FINANCIAL DISCLOSURE

On September 14, 2006, Staley, Okada & Partners Chartered Accountants resigned as the auditors for Express Systems Corp., the name of our company prior to the acquisition of DWM Petroleum AG on April 10, 2007. The reason for their resignation is that they entered into a transaction with PricewaterhouseCoopers LLP under which certain assets of Staley Okada & Partners were sold to Pricewaterhouse and a number of the professional staff and partners of Staley Okada & Partners joined Pricewaterhouse either as employees or partners of Pricewaterhouse and will carry on practicing as members of Pricewaterhouse.

Staley, Okada’s reports on the financial statements of Express Systems Corp. for the two years prior to their resignation did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended March 31, 2006 and 2005 and the subsequent interim period through September 14, 2006 (the date of the resignation), there were no disagreements with our former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The decision to accept the resignation of Staley, Okada & Partners Chartered Accountants was approved by our Board of Directors. On October 2, 2006, our Board appointed Lazar Levine & Felix LLP (“Lazar”) as our independent accountants.

On August 3, 2007, we appointed Deloitte AG as our auditors and informed Lazar, our previous independent accountants, that we were no longer using their services. Deloitte AG had been the independent accountants of DWM Petroleum AG prior to our Acquisition of DWM.  As we acquired DWM and its business in a transaction in which DWM was treated as the continuing accounting acquirer for accounting and reporting purposes, we decided to use Deloitte AG as our independent accountants as they were already familiar with DWM and it operations and accounts. Other than a going concern explanatory paragraph during our most recent fiscal year ended March 31, 2007 and subsequent interim period through August 3, 2007 (the date of the dismissal and appointment), there were no disagreements with Lazar on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There were no disagreements with Lazar on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the Lazar’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

The decision to dismiss Lazar and appoint Deloitte was approved by our Board of Directors on August 3, 2007.

Upon the merger between our wholly-owned subsidiary and DWM, DWM became our wholly-owned subsidiary. Following the merger, our management and business operations became substantially the management and business operations of DWM prior to the merger. Because the merger was treated as a reverse acquisition for accounting purposes, our historical financial reports filed after the merger were those of DWM.  On October 27, 2006, we appointed Deloitte AG as DWM’s auditors and informed Retreag AG, DWM’s previous independent accounts, that we were no longer using their services.
There were no disagreements with Retreag AG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The decision to dismiss Retrag AG and appoint Deloitte AG was approved by our Board of Directors on October 27, 2006.

~~38~~ 46

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24                                Indemnification of Directors and Officers.

Nevada corporation law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Nevada corporation law also provides that to the extent that a Director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Our Articles of Incorporation authorize us to indemnify our Directors and officers to the fullest extent permitted under Nevada law.

Our Bylaws require us to indemnify any present and former Directors, officers, employees, agents, partners, trustees and each person who serves in any such capacities at our request against all costs, expenses, judgments, penalties, fines, liabilities and all amounts paid in settlement reasonably incurred by such persons in connection with any threatened, pending or completed action, action, suit or proceeding brought against such person by reason of the fact that such person was a Director, officer, employee, agent, partner or trustees of our company. We will only indemnify such persons if one of the groups set out below determines that such person has conducted himself in good faith and that such person:

~~●~~ • reasonably believed that their conduct was in or not opposed to our best interests or

~~●~~ • with respect to criminal proceedings had no reasonable cause to believe their conduct was unlawful.

Our Bylaws also require us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of our company to procure a judgment in our favor by reason that such person is or was one of our Directors, trustees, officers, employees or agents or is or was serving at our request in any such capacities against all costs, expenses, judgments, penalties, fines, liabilities and all amounts paid in settlement actually and reasonably incurred by such person. We will only indemnify such persons if one of the groups set out below determined that such person has conducted himself in good faith and that such person reasonably believed that their conduct was in or not opposed to our best interests. Unless a court otherwise orders, we will not indemnify any such person if such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person’s duty to us.

The determination to indemnify any such person must be made:

~~●~~ • by our stockholders,

~~●~~ • by our Board of Directors by majority vote of a quorum consisting of Directors who were not parties to the action, suit or proceeding,

~~●~~ • by independent legal counsel in a written opinion, or

~~●~~ • by court order.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by a Director, officer or controlling person of our company in successful defense of any action, suit, or proceeding) is asserted by a Director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by it is against public policy in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 25                                Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder.  The selling stockholders shall bear no expense in connection with this registration statement.  All of the amounts shown are estimates, except for the SEC Registration Fees.

SEC registration fees	$3,003
Printing and engraving expenses(1)	$5,000
Accounting fees and expenses(1)	$35,000
Legal fees and expenses(1)	$125,000
Transfer agent and registrar fees(1)	$10,000
Fees and expenses for qualification under state securities laws	$10,000
Miscellaneous(1)	$5,000
Total	$193,003

(1)Estimated fees.

Item 26                                Recent Sales of Unregistered Securities – Last Three Years.

On May 15, 2008, we completed an issuance of debentures to four investors in a principal amount of $4,000,000 and warrants to purchase 1,000,000 shares of our common stock. Upon certain events and our election, the debentures are convertible into shares of our common stock at a non-fixed rate and the warrants are exercisable into 1,000,000 shares of our common stock at $2.10 per share.  The debentures and warrants were issued to four non-US person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S ~~and/or Section 4(2)~~ of the Securities Act.

On March 3, 2008, we issued 1,369,893 shares as bonus shares to our Albanian team. The cost of $2,808,281, based on the closing share price on March 3, 2008 was $2.05, was recorded as an expense in the first quarter ended March 31, 2008. These shares were issued to non-U.S. persons relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S ~~and/or Section 4(2)~~ of the Securities Act.

On February 1, 2008, we granted 600,000 stock options our new Chief Executive Officer and 400,000 shares to our new Chief Financial Officer.  These options will vest in 12 equal instalments beginning on the date of the grant and every three months thereafter.  Each of these options is exercisable at $2.10, which was the closing price of our common stock on the Over-the-Counter Bulletin Board of the NASD on February 1, 2008, the day that the options were granted.  Neither of the persons receiving the options is a U.S person or resides in the United States. The Employee Options were issued by the Company in transactions deemed exempt from registration under the Securities Act under Regulation S ~~and/or Section 4(2)~~ of the Securities Act of 1933 as transactions by an issuer not involving any public offering.

On July 31, 2007, we arranged a private placement of 825,227 units at a purchase price of $4.50 per unit, for total gross proceeds of up to $3,687,992. Each “Unit” consisted of one share of our common stock and one warrant to purchase a share of our common stock exercisable at $5.50 until July 31, 2009. The Units were issued to non-U.S. persons (as that term is defined in Regulation S promulgated under the Securities Act of 1933) in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933. Proceeds of the financing will be used for working capital. Commissions paid in connection with this offering totaled $155,759 and 33,289 warrants exercisable at $4.50 until July 31, 2009.  These warrants were issued in an offshore transaction relying on Regulation S ~~and/or Section 4(2)~~ of the Securities Act of 1933.

In June 2007, we issued 80,000 shares of our common stock as a bonus to one of our employees who is neither an executive officer or a director as consideration for past services.  At the time of the issuance, shares of our common stock were trading on the OTCBB at approximately $5.09 per share. These shares were issued to a non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S and/or Section 4(2) of the Securities Act.

On April 10, 2007 and in connection with the share exchange carried out for our acquisition of DWM Petroleum AG, we issued an aggregate of 80,000,000 shares of our common stock to the former DWM shareholders. DWM common stock issued in the Share Exchange was exempt from the registration requirements of the Securities Act of 1933, pursuant to Regulation S under the Securities Act. At the time of purchase, each DWM shareholder represented that such shareholder: (i) was outside the U.S. and was a not a U.S person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S; (ii) will abide by the restrictions on resale pursuant to Rule 904 of Regulation S; and (iii) if a “dealer” or a person receiving a selling concession fee or other remuneration within the meaning of Regulation S, will not, until the expiration of the one-year “restricted period” within the meaning of Rule 903 of Regulation S, offer or sell such shares to a U.S. person or for the account or benefit of a U.S. person within the meaning Rule 902(k) of the Securities Act.

On April 10, 2007, we issued 400,000 shares of our common stock to each of Anderson Properties Incorporated and John Martin as finders’ fees in connection with the share exchange. These shares are deemed “restricted securities” and bear an appropriate restrictive legend indicating that the resale of such shares may be made only pursuant to registration under the Securities Act or pursuant to an available exemption from such registration. The sales of these securities were exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

Also on April 10, 2007, we completed a private placement of 10,330,152 units. Each “Unit” consisted of one share of our common stock, 50% warrant coverage in Series A warrants which grants the holder the right to acquire one share of common stock at $2 per share for 2 years, and 50% warrant coverage in Series B warrants which grants the holder the right to acquire one share of common stock at $4 per share for 3 years.  Prior to making these sales, each purchaser represented that it was either a non-U.S. person within the meaning of Regulation S under the Securities Act or an accredited investor within the meaning of Regulation D under the Securities Act. The sales of these securities were exempt from registration under the Securities Act pursuant to Regulation S and/or Regulation D under the Securities Act. Commissions paid in connection with this offering totaled $607,114.60 and 1,734,613 warrants exercisable at $2.00 until April 10, 2010.  These warrants were issued in an offshore transaction relying on Regulation S and/or Section 4(2) of the Securities Act of 1933.

In October 2006, we issued 14,000,000 shares in a private placement offering at $0.01 per share for total proceeds of $140,000. These shares were issued to non-U.S. persons relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

In June 2005, we issued 40,000 shares at $0.25 per share to our transfer agent as a set up fee. In issuing these shares to this accredited investors, we relied on the exemption from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof.

In April 2005, we issued 150,000 shares of Common Stock at $0.25 per share to our Directors for services received. These shares were issued to non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

In April 2005, we issued 800,000 shares of Common Stock at $0.25 per share. These shares were issued to non-U.S. person relying on the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S.

Item 27Exhibits.

The following Exhibits are filed with this registration statement:

~~The following Exhibits are filed with this registration statement:~~
Exhibit Number	Description
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form SB-2 filed on July 14, 2003)
3.2
Certificate of Amendment of Certificate of Incorporation of Express Systems Corporation filed on April 2, 2007 (changing name to Manas Petroleum Corporation) (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on April 17, 2007)

3.3	By-Laws (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form SB-2 filed on July 14, 2003)
4.1	Form of Share Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form SB-2 filed on July 14, 2003)
4.2	Form of Warrant A to Purchase Manas Petroleum Corporation Common Stock (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on April 17, 2007)
4.3	Form of Warrant B to Purchase Manas Petroleum Corporation Common Stock (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on April 17, 2007)
4.4	Form of July 31, 2007 Warrants to Purchase Manas Petroleum Corporation Common Stock (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form SB-2 filed on November 21, 2007)
5.1
Opinion of Sanders Ortoli Vaughn-Flam & Rosenstadt LLP regarding the legality of the securities being registered ~~(incorporated by refrence to Exhibit 5.1 to Amendment No. 1 to our Registration Statement on forms S-1/A filed on April 24, 2008)~~

10.1	Share Exchange Agreement, dated November 23, 2007 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 17, 2007)
10.2	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 17, 2007)
10.3	Form of Escrow Agreement (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on April 17, 2007)
10.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on April 17, 2007)
10.5	Alexander Becker employment agreement, dated April 1, 2007 (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on April 17, 2007)
10.6	Heinz Scholz employment agreement, dated April 1, 2007 (incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on April 17, 2007)
10.7	Peter-Mark Vogel employment agreement, dated April 1, 2007 (incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on April 17, 2007)
10.8	Yaroslav Bandurak employment agreement, dated April 1, 2007 (incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on April 17, 2007)
10.9	2007 Omnibus Stock Option Plan (incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on April 17, 2007)
10.10	Farm-In Agreement, dated April 10, 2007 (incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on April 17, 2007)
10.11	Talas Gold Consulting Agreement, dated February 20, 2007 (incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on April 17, 2007)
10.12	Form of Lock-Up Agreement for Affiliates (incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on April 17, 2007)
10.13	Form of Lock-Up Agreement for Minority Shareholders (incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K filed on April 17, 2007)
10.14
Employment Agreement between Manas Petroleum Corporation and Neil Maedel as Vice President of Business Development, dated and effective on or about June 1, 2007 (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed on June 7, 2007)

10.15	Form of Securities Purchase Agreement for July 31, 2007 private placement (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form SB-2 filed on November 21, 2007)
10.16	Form of Amendment to the Securities Purchase Agreement for July 31, 2007 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form SB-2 filed on November 21, 2007)
10.17
Sub-Tenancy Agreement, dated October 26, 2006, between Heinz Jurgen Scholz and DWM Petroleum AG (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form SB-2 filed on November 21, 2007)

10.18	Agreement, dated September 5, 2005, between Varuna AG and DWM Petroleum AG (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form SB-2 filed on November 21, 2007)
10.19	Agreement, dated September 5, 2005, between Heinz Jurgen Scholz and DWM Petroleum AG (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form SB-2 filed on November 21, 2007)
10.20
Employment Agreement between Thomas Flottmann and Manas Petroleum Corporation, dated December 1, 2007 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 26, 2008)

10.21
Employment Agreement between Rahul Sen Gupta and Manas Petroleum Corporation, dated February 1, 2007 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 26, 2008)

14.1	Code of Ethics, adopted May 1, 2007 (incorporated by reference to Exhibit 14.1 to our Registration Statement on Form SB-2 filed on November 21, 2007)
16.1	Letter of Staley, Okada & Partners Chartered Accountants, dated September 14, 2006 (incorporated by reference to Exhibit 16.1 to our Current Report on Form 8-K filed on September 25, 2006)
16.2	Letter of Staley, Okada & Partners Chartered Accountants, dated October 3, 2006 (incorporated by reference to Exhibit 16.2 to our Current Report on Form 8-K filed on October 5, 2006)
16.3	Letter of Lazar Levine & Felix LLP, dated August 3, 2007 (incorporated by reference to Exhibit 16.1 to our Current Report on Form 8-K filed on August 3, 2007)
21.1	Subsidiaries of Manas Petroleum Corporation~~:~~ CSJC Somon Oil, Dushambe, Tajikistan, 90% interest DWM Petroleum AG, Switzerland Manas Petroleum AG, Switzerland Manas Energia Limitada, Chile
23.1*	Consent of Deloitte AG
23.2*	Consent of Sanders Ortoli Vaughn-Flam & Rosenstadt LLP (included in Exhibit 5.1)

* filed herewith

  ~~41~~49

Item 28Undertakings.

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)           Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)           Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii)           Include any additional or changed information on the plan of distribution.

(2)           For determining liability under the Securities Act, we will treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

(3)           To remove from registration by means of a  post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)            For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)           The portion of any other free writing prospectus relating to the offering  containing  material  information  about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)           Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.  In the event that a claim for indemnification against said liabilities (other than the payment by Manas Petroleum Corporation of expenses incurred or paid by a Director, officer or controlling person of Manas Petroleum Corporation in the successful defense of any action, suit or proceeding) is asserted by the Director, officer or controlling person in connection with the securities being registered, Manas Petroleum Corporation will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

~~42~~ 50

SIGNATURES

In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned on ~~June 17,~~July 23, 2008.

MANAS PETROLEUM CORPORATION

a Nevada corporation

By:  /s/ Thomas Flottmann

Thomas Flottmann, Chief Executive Officer

~~June 17,~~July 23, 2008

By:  /s/ Rahul Sen Gupta
Rahul Sen Gupta, Chief Financial Officer,
Acting Principal Accounting Officer
~~June 17,~~July 23, 2008

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signatures
By: /s/ Alexander Becker Alexander Becker, Director ~~June 17,~~July 23, 2008	By: /s/ Neil Maedel Neil Maedel, Director ~~June 17,~~July 23, 2008
By: /s/ Peter-Mark Vogel Peter-Mark Vogel, Director ~~June 17,~~July 23, 2008	By: /s/ Heinz Scholz Heinz Scholz, Director ~~June 17,~~July 23, 2008
By: /s/ Michael Velletta Michael Velletta, Director ~~June 17,~~July 23, 2008
~~43~~

~~42~~ 50